Exhibit 99.1

Management Proxy Circular of the Registrant dated February 22, 2010.

Notice of Annual and Special Meeting of Shareholders of TransCanada Corporation to be held April 30, 2010 and Management Proxy Circular dated February 22, 2010

TABLE OF CONTENTS

LETTER TO SHAREHOLDERS	2

NOTICE OF ANNUAL AND SPECIAL MEETING	3

GENERAL AND VOTING INFORMATION	4

Voting Matters	4

Voting By Proxy	5

BUSINESS TO BE TRANSACTED AT THE MEETING	9

Financial Statements	9

Election of Directors	9

Appointment of Auditors	10

Reconfirmation of and Amendments to the Stock Option Plan	10

Continuation, Ratification, Confirmation and Approval of the Shareholder Rights Plan	11

Advisory Vote on Executive Compensation	15

Shareholder Proposals	15

NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS	16

Interlocking Directorships	26

Overall Meeting Attendance	26

Director Tenure	27

COMPENSATION OF DIRECTORS	28

Retainers and Fees Paid to Directors	28

Minimum Share Ownership Guidelines	30

Share Unit Plan for Non-Employee Directors	30

2009 Retainers and Fees	31

Director Compensation Table	32

At-Risk Investment and Year Over Year Changes	33

BOARD COMMITTEES AND THEIR CHARTERS	35

Chair’s Participation in Committees	35

Audit Committee	35

Governance Committee	36

Health, Safety and Environment Committee	37

Human Resources Committee	37

2009 Director Education	38

COMPENSATION DISCUSSION AND ANALYSIS	39

Introduction	39

Summary for 2009	40

Compensation Philosophy	42

Elements of Compensation	45

Compensation Decision-Making Process	48

Compensation Decisions Made in 2010 Reflecting 2009 Performance	52

Performance Graph	62

EXECUTIVE COMPENSATION TABLES	63

Summary Compensation Table	63

Incentive Plan Awards – Outstanding Option-Based and Share-Based Awards	66

Incentive Plan Awards – Value Vested During the Year	67

Equity Compensation Plan Information	69

Pension and Retirement Benefits	71

Termination and Change of Control Benefits	75

OTHER INFORMATION	79

Indebtedness of Directors and Executive Officers	79

Directors’ and Officers’ Liability Insurance	79

Additional Information	80

Contacting the Board of Directors	80

Directors’ Approval	80

SCHEDULE “A”

Stock Option Plan Resolution	81

SCHEDULE “B”

Shareholder Rights Plan Resolution	82

SCHEDULE “C”

Advisory Vote on Executive Compensation Resolution	83

SCHEDULE “D”

Disclosure of Corporate Governance Practices	84

SCHEDULE “E”

Charter of the Board of Directors	90

LETTER TO SHAREHOLDERS

February 22, 2010

Dear Shareholder:

You are invited to attend the Annual and Special Meeting of the holders of common shares of TransCanada Corporation to be held at the BMO Centre (formerly the Roundup Centre), located on the corner of 13th Avenue and Third Street S.E., Calgary, Alberta in the Palomino Room A-E, on April 30, 2010 at 10:00 a.m. (Mountain Daylight Time).

The Management Proxy Circular contains a detailed description of the regular annual meeting and special meeting business matters on which you will be requested to vote. This material requires your careful consideration. Please see the Notice below in respect of the 2009 Annual Report. The full text of the 2009 Annual Report is available on our corporate website at www.transcanada.com.

Your participation as a shareholder is important to our Corporation. Please complete and return the enclosed form of proxy in accordance with the instructions provided, which will allow for your representation at the meeting. If you are unable to attend the meeting in person, we will be providing a live webcast of the Annual and Special Meeting on our website at www.transcanada.com. A recorded version of the meeting will be available on the website after the meeting.

Yours very truly,

Harold N. Kvisle

President and Chief Executive Officer

NOTICE

In March 2009, we asked all registered shareholders to advise us in writing if they did not wish to receive the 2009 Annual Report and asked all beneficial shareholders to advise us in writing if they did wish to receive the 2009 Annual Report, when it became available in March 2010. If you are a registered shareholder who replied that you did not wish to receive the Annual Report, or if you are a beneficial shareholder who did not reply to the inquiry, you will not receive the Annual Report. As well, if you purchased TransCanada common shares through a broker since February 28, 2009 you may not receive the 2009 Annual Report.

The 2009 Annual Report is available on our website at www.transcanada.com and on SEDAR at www.sedar.com. Anyone wishing to receive a paper copy of the 2009 Annual Report may obtain one free of charge by contacting TransCanada’s transfer agent, Computershare Trust Company of Canada.

Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario
M5J 2Y1

Telephone:

1-800-340-5024 (toll-free within North America)
514-982-7959 (outside North America)

E-mail:
transcanada@computershare.com

TransCanada Corporation 2010 Management Proxy Circular	2

NOTICE OF ANNUAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the “Meeting”) of the holders of common shares (the “common shares”) of TransCanada Corporation (“TransCanada”) will be held at the BMO Centre (formerly the Roundup Centre), located on the corner of 13th Avenue and Third Street S.E., Calgary, Alberta in the Palomino Room A-E, on April 30, 2010, at 10:00 a.m. (Mountain Daylight Time).

Holders of common shares are invited to attend the Meeting for the following purposes:

(1)      to receive the consolidated financial statements for the year ended December 31, 2009 and the auditors’ report thereon;

(2)      to elect the directors;

(3)      to appoint the auditors and authorize the directors to fix their remuneration;

(4)      to reconfirm and approve amendments to the Stock Option Plan, as described in the enclosed Management Proxy Circular;

(5)      to continue, ratify, confirm and approve the Shareholder Rights Plan, as described in the enclosed Management Proxy Circular;

(6)      to accept, on an advisory basis, TransCanada’s approach to executive compensation, as described in the enclosed Management Proxy Circular; and

(7)      to transact such other business as may properly come before the Meeting or any adjournment thereof.

Shareholders of record at the close of business on March 2, 2010 will be entitled to vote at the Meeting.

Shareholders are requested to complete, date, sign and return (in the envelope provided for that purpose) the accompanying form of proxy for use at the Meeting. Such proxies must be received before 4:30 p.m. (Eastern Daylight Time) on Tuesday, April 27, 2010 by TransCanada’s transfer agent, Computershare Trust Company of Canada, Stock Transfer Services, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. Shareholders may also cast their votes by telephone or internet by following the instructions provided on the form of proxy. If you choose to vote by telephone or internet, your vote must also be cast before 4:30 p.m. (Eastern Daylight Time) on Tuesday, April 27, 2010.

By Order of the Board of Directors,

Donald J. DeGrandis

Vice President and Corporate Secretary

Calgary, Alberta

February 22, 2010

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GENERAL AND VOTING INFORMATION

This Management Proxy Circular (“Proxy Circular”) is furnished in connection with the solicitation of proxies by the management of TransCanada Corporation (“TransCanada” or the “Company”) to be used at the Annual and Special Meeting (the “Meeting”) of holders of common shares (the “common shares”) of the Company to be held in Calgary, Alberta on April 30, 2010 and at any adjournment thereof, for the purposes set out in the accompanying Notice of Annual and Special Meeting (the “Notice of Meeting”).

Mailing of this Proxy Circular and the form of proxy will commence on March 24, 2010. The cost of soliciting proxies will be borne by TransCanada. While most proxies will be solicited by mail only, some shareholders may also be contacted by TransCanada employees.

TransCanada will provide proxy materials to brokers, custodians, nominees and fiduciaries and will request that such materials be promptly forwarded to the beneficial owners of common shares registered in the names of such brokers, custodians, nominees and fiduciaries.

Unless otherwise stated, the information contained in this Proxy Circular is given as of February 22, 2010 and all dollar amounts are in Canadian dollars.

For those shareholders who cannot attend the Meeting in person, TransCanada has made arrangements to provide a live webcast of the Meeting in English and French. Details on how shareholders may listen to and view the proceedings on the webcast will be found on TransCanada’s website at www.transcanada.com and will be provided in a news release prior to the Meeting.

TransCanada’s principal corporate and executive offices are located at 450 First Street S.W., Calgary, Alberta, T2P 5H1.

VOTING MATTERS

At the Meeting, shareholders will vote on: the election of directors; the appointment of auditors; amendments to and reconfirmation of the Company’s Stock Option Plan; the ratification and approval of the Company’s Shareholder Rights Plan; and, on an advisory basis, TransCanada’s approach to executive compensation.

Record Date for Notice of Meeting and Provisions Relating to Voting

The Board of Directors of TransCanada (the “Board” or the “Board of Directors”) has fixed March 2, 2010 as the record date for the purpose of determining shareholders entitled to receive the Notice of Meeting. TransCanada will prepare, no later than 10 days following the record date, an alphabetical list of registered shareholders who are entitled to vote as of the record date, showing the number of common shares held by each such shareholder. Each person named on the list of shareholders is entitled to one vote for each share held. The list is available for inspection during usual business hours at the office of Computershare Trust Company of Canada (“Computershare”), Suite 600, 530 - Eighth Avenue S.W., Calgary, Alberta, T2P 3S8 and will be available for inspection at the Meeting.

Voting Shares and Principal Shareholders

As of February 22, 2010, there are 686,798,078 common shares of TransCanada outstanding. Each common share carries the right to one vote on any matter properly coming before the Meeting.  A simple majority of votes (50% plus one vote) is required to approve all matters set forth in the Notice of Meeting.  In addition to TransCanada’s outstanding common shares, there are 22,000,000 first preferred shares, series 1 of TransCanada outstanding as at February 22, 2010.  The first preferred shares, series 1 do not have the right to vote at the Meeting.

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To the knowledge of the directors and officers of TransCanada, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the outstanding common shares.

Confidentiality of Votes

Proxies are counted and tabulated by Computershare, the transfer agent of TransCanada, in such a manner as to preserve the confidentiality of the votes of shareholders except: (a) as necessary to meet applicable legal requirements; (b) in the event of a proxy contest; or (c) in the event a shareholder has made a written comment on the form of proxy.

VOTING BY PROXY

Registered Owners

Registered shareholders may vote in person at the Meeting or may give another person authority to vote at the Meeting on their behalf by appointing a proxyholder. Please vote, sign, date and return the form in the envelope provided to Computershare, so that it arrives no later than 4:30 p.m. (Eastern Daylight Time) on Tuesday, April 27, 2010. You may also cast your vote by telephone or internet by following the instructions provided on the form. If you choose to vote by telephone or internet, your vote must also be cast no later than 4:30 p.m. (Eastern Daylight Time) on Tuesday, April 27, 2010.  If you vote by proxy, by telephone or on the internet, you may still attend the Meeting but may not vote again.

Beneficial Owners

The information set forth in this section is of significant importance to many shareholders who do not hold their common shares in their own name. Only proxies deposited by shareholders whose names appear on the records of TransCanada as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in your account statement provided by your broker, then, in almost all cases, those common shares will not be registered in your name on the records of TransCanada. Such common shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms. Common shares held by your broker or its nominee can only be voted upon your instructions. Without specific instructions, your broker, its agent or its nominee is prohibited from voting your common shares.

Therefore, beneficial shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of a shareholder meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your common shares are voted at the Meeting. Often, the form of proxy supplied by your broker is similar to the form of proxy provided to registered shareholders.  However, its purpose is limited to instructing the registered shareholder how to vote on your behalf.  The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”).  Broadridge mails a voting instruction form in lieu of the form of proxy provided by TransCanada. The voting instruction form will name the same persons as the proxy to represent the shareholder at the Meeting. A shareholder has the right to appoint a person (who need not be a shareholder of TransCanada) other than the persons designated in the voting instruction form, to represent the shareholder at the Meeting. To exercise this right, the shareholder should insert the name of the desired representative in the blank space provided in the voting instruction form.  You are asked to complete and return the voting instruction form to Broadridge by mail or facsimile. Alternatively, you can

5	TransCanada Corporation 2010 Management Proxy Circular

call Broadridge’s toll-free telephone number or access Broadridge’s internet website to vote your common shares.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. If you receive a voting instruction form from Broadridge, it cannot be used as a proxy to vote common shares directly at the Meeting as the voting instruction form must be returned to Broadridge well in advance of the Meeting in order to have the common shares voted or to appoint an alternative representative to attend at the Meeting in person to vote such common shares.

If you are a beneficial shareholder and wish to vote in person at the Meeting, you should insert your own name in the space provided on the voting instruction form provided to you by your nominee and return the completed form to Broadridge.

TransCanada Corporation 2010 Management Proxy Circular	6

Appointing a Proxyholder

A proxyholder is the person you appoint to act on your behalf at the Meeting and to vote your shares.  You may choose anyone to be your proxyholder — the person you choose does not have to be a TransCanada shareholder. If you are a registered shareholder, simply insert the person’s name in the blank space provided on the proxy form, or if you are a beneficial holder, then insert the name of your proxyholder on the voting instruction form. You should ensure that this person is attending the Meeting and is aware that he or she has been appointed to vote your shares. If you do not insert a name in the blank space, then the persons named on the form, being S. Barry Jackson, Harold N. Kvisle or Donald J. DeGrandis, each of whom are directors or officers of TransCanada, will be appointed to act as your proxyholder.

Your appointed proxyholder is authorized to vote and act for you at the Meeting, including any continuation after an adjournment of the Meeting. On the form you can indicate how you want your proxyholder to vote your shares. You may vote FOR or WITHHOLD your vote on the appointment of an auditor and on each proposed nominee for election as director and you may vote FOR or AGAINST the reconfirmation and approval of the amendments to the Stock Option Plan, the reconfirmation and approval of amendments to the Shareholder Rights Plan and the acceptance of TransCanada’s approach to executive compensation.  Alternatively, you can let your proxyholder decide for you.

All common shares represented by properly executed and deposited forms of proxy will be voted or withheld from voting on the matters identified in the Notice of Meeting in accordance with the instructions of shareholders as specified on the forms of proxy or voting instruction forms.

Voting Discretion of Proxyholder

If you give directions on how to vote your shares, your proxyholder must vote your shares according to your instructions. If your proxy form or voting instruction form does not specify how to vote on a particular issue, then your proxyholder can vote your shares as he or she sees fit. If your proxyholder does not attend the Meeting and vote in person, your shares will not be voted.

If you have appointed a person designated by TransCanada to act and vote on your behalf as provided in the enclosed form of proxy and you do not provide any instructions concerning a matter identified in the Notice of Meeting, the common shares represented by such proxy will be voted as follows:

(i)	FOR the election of the persons nominated for election as directors;

(ii)	FOR the appointment of KPMG LLP, Chartered Accountants, as auditors and the authorization of the directors to set their remuneration;

(iii)	FOR the reconfirmation and approval of amendments to the Stock Option Plan;

(iv)	FOR the reconfirmation and approval of the Shareholder Rights Plan; and

(v)	FOR the acceptance of TransCanada’s approach to executive compensation.

Your proxyholder also has discretionary authority to vote on any amendments that are made to matters identified in the Notice of Meeting or other matters that properly come before the Meeting or any adjourned meeting. At the time of printing this Proxy Circular, management does not know of any matter to come before the Meeting other than the matters referred to in the Notice of Meeting.

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Revoking Your Proxy

If you change your mind and want to revoke your proxy, you can do so by signing a written statement (or having your attorney, as authorized in writing, sign a statement) to this effect and delivering it to the Corporate Secretary at the registered office of TransCanada, 450 First Street S.W., Calgary, Alberta, T2P 5H1 at any time up to and including the close of business on the last business day preceding the day of the Meeting or any adjournment thereof or depositing it with the Chair of the Meeting on the day of the Meeting, being Friday, April 30, 2010, or any adjournment thereof, or in any other manner permitted by law.

If you cast your vote by telephone or internet, you may revoke or change your vote by entering the proxy system (telephone or internet) in the same manner and casting another vote no later than 4:30 (Eastern Daylight Time) on Tuesday, April 27, 2010. A later vote cast will supersede any prior vote cast.

TransCanada Corporation 2010 Management Proxy Circular	8

BUSINESS TO BE TRANSACTED AT THE MEETING

FINANCIAL STATEMENTS

The audited consolidated financial statements of TransCanada for the year ended December 31, 2009 and the report of the auditors thereon will be placed before the Meeting.  These audited consolidated financial statements form part of the 2009 Annual Report of TransCanada. Copies of the 2009 Annual Report, in English or French, may be obtained from the Corporate Secretary of TransCanada upon request and will be available at the Meeting.  The full text of the 2009 Annual Report is available on TransCanada’s website at www.transcanada.com.

ELECTION OF DIRECTORS

TransCanada’s articles of incorporation provide for the Board to consist of a minimum of 10 and a maximum of 20 directors. The number of directors presently in office is 13.

The Board has set the number of directors to be elected at the Meeting at 13. The nominees for election as directors of TransCanada are:

K.E. Benson	P. Gauthier	H.N. Kvisle	D.M.G. Stewart

D.H. Burney	K.L. Hawkins	J.A. MacNaughton

W.K. Dobson	S.B. Jackson	D.P. O’Brien

E.L. Draper	P.L. Joskow	W.T. Stephens

The persons proposed for nomination are, in the opinion of the Board, well qualified to act as directors for the ensuing year. Each nominee, with the exception of Mr. Kvisle, because of his role as President and Chief Executive Officer (“CEO”) of TransCanada, has been determined by the Board to be independent within the meaning of Canadian and applicable U.S. securities law, regulation and policy, and applicable stock exchange rules and has established his or her eligibility and willingness to serve as a director if elected. Each director elected will hold office until the next annual meeting or until his or her successor is earlier elected or appointed. The proposed nominees will also be the directors of TransCanada PipeLines Limited (“TCPL”).

The persons named in the form of proxy are either officers or directors of TransCanada; they intend to vote at the Meeting for the election of the nominees whose names are set forth above unless specifically instructed on the form of proxy to withhold such vote.

More information on each of the 13 proposed nominees for election as director is set forth under the heading “Nominees for Election to the Board of Directors”.  This section sets forth whether or not the nominee is independent of TransCanada; age; place of residence; all positions and offices held with TransCanada, if any; present principal occupation; a brief biography, including principal occupations held in the past five years; education; the committees on which each of the directors serve including their attendance at Board and committee meetings; the year from which each has continually served as a director of TransCanada or TCPL prior to the 2003 arrangement whereby TCPL became a wholly-owned subsidiary of TransCanada; a listing of other public board directorships that the nominees for election as director serve as director and any related committees; and the total value of equity at-risk held by each nominee.

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APPOINTMENT OF AUDITORS

The Board recommends that KPMG LLP, Chartered Accountants, be appointed as TransCanada’s auditors to hold office until the close of the next annual meeting and that the directors be authorized to fix their remuneration.  Representatives of KPMG LLP will be present at the Meeting, will be given the opportunity to make a statement if they so wish, and will respond to appropriate questions.  The aggregate fees for professional services rendered by KPMG LLP for the TransCanada group of companies for the 2009 and 2008 fiscal years are shown in the table below.

	2009	2008
	(in millions of dollars)
Audit Fees(1)	7.14	6.69
Audit-Related Fees(2)	0.15	0.08
Tax Fees(3)	1.13	0.14
All Other Fees(4)	0.43	0.37
TOTAL	8.85	7.28

(1)

Aggregate fees for audit services rendered for the audit of the annual consolidated financial statements or services provided in connection with statutory and regulatory filings or engagements, the review of interim consolidated financial statements and information contained in various prospectuses and other offering documents.

(2)

Aggregate fees for assurance and related services that are reasonably related to performance of the audit or review of the consolidated financial statements and are not reported as Audit Fees. The nature of services comprising these fees related to the audit of the financial statements of certain pension plans.

(3)

Aggregate fees rendered for tax planning and tax compliance advice. The nature of these services consisted of domestic and international tax planning advice and tax compliance matters including the review of income tax returns and other tax filings.

(4)

Aggregate fees for products and services other than those reported elsewhere in this table. The nature of these services primarily consisted of advice and training primarily related to International Financial Reporting Standards.

RECONFIRMATION OF AND AMENDMENTS TO THE STOCK OPTION PLAN

In 1995, TCPL established the Key Employee Stock Incentive Plan (1995) (the “1995 Option Plan”). The 1995 Option Plan was subsequently amended, with the approval of the shareholders of that company, on May 19, 1998. As part of the Arrangement with TCPL effective May 15, 2003, a stock option plan (the “Stock Option Plan”) was adopted by TransCanada with substantially the same terms and conditions as the 1995 Option Plan, as amended. The Stock Option Plan was confirmed by the shareholders of TransCanada on April 23, 2004.  On April 27, 2007 the Stock Option Plan was amended and reconfirmed by TransCanada shareholders.  For further details relating to the Stock Option Plan, see “Executive Compensation Tables — Equity Compensation Plan Information — Stock Option Plan”.

During the last fiscal year and up to the date hereof, the Board approved, upon recommendation of the Human Resources Committee, certain amendments to the Stock Option Plan, the effects of which are as follows:

(i)	to clarify the definition of “Retirement”;

(ii)

to provide that, for options granted after January 1, 2010, if an employee voluntarily resigns or is terminated for cause, no options shall vest after the last day of employment and the expiry date for vested options shall continue to be deemed to be the earlier of: (A) the expiry date fixed by the Human Resources Committee at the time of the award of the option; and (B) the date which is six months following the effective date of such voluntary resignation; and

(iii)	to make various other minor amendments of a housekeeping nature.

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Shareholders will be asked at the Meeting to consider and, if deemed advisable, to approve, by a simple majority of votes cast at the Meeting, a resolution, the text of which is set out in Schedule “A” of this Proxy Circular (the “Stock Option Plan Resolution”), to approve certain amendments to the Stock Option Plan.  If the Stock Option Plan Resolution is not passed by a simple majority of common shares represented at the Meeting, no further grants of options will be possible under the Stock Option Plan, however, it will continue on the same terms as it was the day before the Meeting in respect of options previously granted.

The Board of Directors has approved, subject to shareholder approval, an amendment to increase by 3,500,000 the total number of common shares reserved for issuance under the Stock Option Plan.

When it was established, 10,000,000 common shares were reserved for issuance under the 1995 Option Plan. An additional 15,000,000 common shares were reserved for issuance under the 1995 Option Plan at the time of the merger with NOVA Corporation on July 2, 1998 and an additional 1,000,000 common shares were reserved for issuance at the Company’s Annual and Special meeting of Shareholders held on April 23, 2004.  At the Company’s Annual and Special Meeting of shareholders held on April 27, 2007, an additional 4,500,000 common shares were reserved for issuance.  Subsequent to the 2010 stock option grant made on February 26, 2010, there are currently 2,033,618 common shares reserved for issuance in respect to future awards of options under the Stock Option Plan.

Shareholders are being requested to approve an increase in the number of common shares reserved for issuance under the Stock Option Plan by 3,500,000.  This amount, with the current reserve, is considered a sufficient number of common shares to adequately provide for all option awards for the next three years.  Shareholders will be asked to reconfirm the Stock Option Plan at the Company’s 2013 annual and special meeting of shareholders.

The following table sets forth the number of common shares which may be subject to options granted under the Stock Option Plan, after the proposed amendment, as of February 26, 2010.

	Common Shares Subject to Outstanding Options	Common Shares Available for Future Option Grants	Maximum Common Shares Subject to and Available for Option Grants
Currently Approved	9,246,135	2,033,618	11,279,753
Proposed Increase	N/A	3,500,000	3,500,000
Total	9,246,135	5,533,618	14,779,753
Percentage of Outstanding Common Shares	1.3%	0.8%	2.2%

The Board of Directors unanimously recommends that shareholders vote FOR the Stock Option Plan Resolution.

CONTINUATION, RATIFICATION, CONFIRMATION AND APPROVAL OF THE SHAREHOLDER RIGHTS PLAN

On December 2, 1994, TCPL implemented its Shareholder Rights Plan (the “Shareholder Rights Plan”). The Shareholder Rights Plan was subsequently amended, with the approval of the shareholders of that company, as of April 7, 1995; May 19, 1998; and April 27, 2001. As part of the Arrangement with TCPL effective May 15, 2003, the Shareholder Rights Plan was adopted by TransCanada with substantially the same terms and conditions as the TCPL Shareholder Rights Plan. TransCanada shareholders ratified, confirmed and approved the continuation of the Shareholders Rights Plan on April 23, 2004.  On April 27, 2007, TransCanada shareholders approved amendments and reconfirmed the Shareholder Rights Plan.

Shareholders will be asked at the Meeting to consider and, if deemed advisable, to approve a resolution, the text of which is set forth in Schedule “B” of this

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Proxy Circular (the “Rights Plan Resolution”), to continue, ratify, confirm and approve the Shareholder Rights Plan. For the Shareholder Rights Plan to continue in effect after the Meeting, the Rights Plan Resolution must be passed by a simple majority of common shares represented at the Meeting. If the Rights Plan Resolution is not passed, the Shareholder Rights Plan will terminate. The Board of Directors has determined that the Shareholder Rights Plan continues to be in the best interests of TransCanada and the shareholders.

The Board of Directors unanimously recommends that shareholders vote FOR the Rights Plan Resolution.

In connection with submitting the Shareholder Rights Plan to shareholders for reconfirmation, the Company considered, among other matters, developments in shareholder rights plans since the Shareholder Rights Plan was ratified, confirmed and approved in April 2004 and the terms and conditions of current right plans adopted by the other inter listed, widely-held Canadian public companies.  Based upon this review, the Board of Directors has determined that since April 2007, when the Shareholder Rights Plan was last approved by shareholders, there have been few, if any, material changes to such rights plan design.  On February 22, 2010, the Board resolved to continue, ratify, confirm and approve the Shareholder Rights Plan agreement dated as of April 27, 2007.  If the Shareholder Rights Plan is approved by the shareholders at the Meeting, it will expire at the close of business on the date of the Company’s 2013 annual meeting of shareholders, unless extended by a further vote of the shareholders.  The principal terms of the Shareholder Rights Plan as it is proposed to be continued, ratified, confirmed and approved, including a description of the principle terms of the plan, are summarized below.

This summary is qualified in its entirety by reference to the full text of the Shareholder Rights Plan agreement, including the definitions therein.  Any shareholder or interested party can obtain a copy of the amended rights agreement by contacting the Corporate Secretary of the Company or from TransCanada’s website at www.transcanada.com.

Objectives

The primary objective of the Shareholder Rights Plan is to provide the Board of Directors with sufficient time to explore and develop alternatives for maximizing shareholder value if a take-over bid is made for TransCanada and to provide every shareholder with an equal opportunity to participate in such a bid. The Shareholder Rights Plan encourages a potential acquiror to proceed either by way of a Permitted Bid (as defined in the Shareholder Rights Plan agreement), which requires the take-over bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board.

Effective Date

The effective date of the Shareholder Rights Plan is April 27, 2007.

Term

The Shareholder Rights Plan expires at the close of business on the date of the 2010 annual meeting of shareholders of TransCanada.  If the Shareholder Rights Plan is approved by the shareholders at the Meeting, it will expire at the close of business on the date of the Company’s 2013 annual meeting of shareholders, unless extended by a further vote of the shareholders.

Issue of Rights

On May 15, 2003, one right (a “TransCanada Right”) was issued and attached to each common share outstanding and attached to each common share subsequently issued.

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TransCanada Rights Exercise Privilege

The TransCanada Rights will separate from the common shares and will be exercisable ten trading days (the “Separation Time”) after a person has acquired, or commences a take-over bid to acquire, 20% or more of the shares, other than by an acquisition pursuant to a take-over bid permitted by the Shareholder Rights Plan (a “Permitted Bid”).  Prior to a flip-in event (as described below), each TransCanada Right entitles the registered holder thereof to purchase from the Company one common share at the exercise price equal to three times the market price of a common share, subject to adjustments and anti-dilution provisions (the “Exercise Price”).  The beneficial acquisition by any person (an “Acquiring Person”) of 20% or more of the common shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”. Any TransCanada Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event.  Ten trading days after the occurrence of the Flip-in Event, each TransCanada Right (other than those held by the Acquiring Person), will permit registered holders to receive, upon payment of the Exercise Price, the number of common shares with an aggregate market price equal to twice the Exercise Price.

The issue of the TransCanada Rights is not initially dilutive. Upon a Flip-in Event occurring and the TransCanada Rights separating from the common shares, reported earnings per share on a fully diluted or non-diluted basis may be affected. Holders of TransCanada Rights not exercising their TransCanada Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

Lock-up Agreement

A bidder may enter into lock-up agreements with TransCanada’s shareholders (“Locked-up Persons”) whereby such shareholders agree to tender their common shares to the take-over bid (the “Subject Bid”) without a Flip-in Event (as referred to above) occurring.  Any such agreement must include a provision that either permits the Locked-up Person to withdraw the common shares to tender to another take-over or to support another transaction that will provide greater value to the shareholder than the Subject Bid by containing an offering price or number of securities that exceeds the offering price or the number of securities contained in the Subject Bid by at least 7% (or by another specified amount in the Subject Bid which must be less than 7%).  For greater certainty, a Lock-up Agreement may contain a right of first refusal or require a period of delay (or other similar limitation) to give a bidder an opportunity to match a higher price or the number of securities in another transaction as long as the shareholder can accept another bid or tender to another transaction.

The Shareholder Rights Plan requires that any Lock-up Agreement be made available to TransCanada and the public and also provides that under a Lock-up Agreement no “break up” fees, “top up” fees, penalties, expenses reimbursement or other amounts that exceed in aggregate the greater of: (i) 2½% of the value payable under the Subject Bid; and (ii) 50% of the amount by which the value received by a Locked-up Person under another take-over bid or transaction exceeds what such Locked-up Person would have received under the Subject Bid; can be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender common shares to the Subject Bid or withdraws common shares previously tendered thereto in order to deposit such common shares to another takeover bid or support another transaction.

Certificates and Transferability

Prior to the Separation Time, the TransCanada Rights are evidenced by a legend imprinted on certificates for the common shares issued from and after the Effective Date and are not to be transferable separately from the common shares. From and after the Separation Time, the TransCanada Rights will be evidenced by TransCanada Rights certificates which will be transferable and traded separately from the common shares.

13	TransCanada Corporation 2010 Management Proxy Circular

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

(i)	the take-over bid must be made by way of a take-over bid circular;

(ii)	the take-over bid must be made to all shareholders;

(iii)

the take-over bid must be outstanding for a minimum period of 60 days, and common shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60 day period, and only if at such time more than 50% of the common shares held by shareholders, other than the bidder, its affiliates and persons acting jointly or in concert and certain other persons (collectively, the “Independent Shareholders”), have been tendered to the take-over bid and not withdrawn; and

(iv)

if more than 50% of the common shares held by Independent Shareholders are tendered to the take-over bid within the 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of common shares for an additional 10 business days from the date of such public announcement.

The Shareholder Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

Waiver

The Board of Directors, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Shareholder Rights Plan to a particular Flip-in Event (an “Exempt Acquisition”) where the take-over bid is made by a take-over bid circular to all holders of common shares. Where the Board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for TransCanada made by a take-over bid circular to all holders of common shares prior to the expiry of any other bid for which the Shareholder Rights Plan has been waived.

Pursuant to the amended agreement, the Board of Directors may also waive the application of the Shareholder Rights Plan if the Acquiring Person reduces their beneficial ownership to less than 20% of all outstanding common shares.

Redemption

The Board of Directors, with the approval of a majority vote of the votes cast by shareholders (or the holders of TransCanada Rights if the Separation Time has occurred) voting in person and by proxy, at a meeting duly called for that purpose, may redeem the TransCanada Rights at $0.00001 per TransCanada Right. TransCanada Rights shall also be redeemed by the Board without such approval following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition.

Amendment

The Board of Directors may amend the Shareholder Rights Plan with the approval of a majority vote of the votes cast by shareholders (or the holders of TransCanada Rights if the Separation Time has occurred) voting in person and by proxy at a meeting duly called for that purpose.  The directors may, without such approval, correct clerical or typographical errors and, subject to approval as noted above at the next meeting of the shareholders (or holders of TransCanada Rights, as the case may be), may make amendments to the Shareholder Rights Plan to maintain its validity due to changes in applicable legislation.

TransCanada Corporation 2010 Management Proxy Circular	14

Board of Directors

The Shareholder Rights Plan will not detract from or lessen the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of TransCanada. The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Exemptions for Institutional Investors

Generally, investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators or trustees of registered pension plans or funds (as well as the pension plans or funds) acquiring greater than 20% of the common shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.  Included in this exemption are the managers or trustees of certain mutual funds as well as the mutual fund itself.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

In order to ensure an appropriate level of director accountability to the shareholders of the Company for their executive compensation decisions, the Board of Directors has determined that a shareholder advisory vote on executive compensation, commonly known as “Say on Pay”, would be beneficial.

Shareholders will be asked at the Meeting to consider and, if deemed advisable, to approve, on an advisory basis, a resolution, the text of which is set out in Schedule “C” of this Proxy Circular, to accept TransCanada’s approach to executive compensation as set forth in the section entitled “Compensation Discussion and Analysis” in this Proxy Circular (the “Advisory Vote on Executive Compensation Resolution”).

The Board of Directors unanimously recommends that shareholders vote FOR the Advisory Vote on Executive Compensation Resolution.

As the vote will be an advisory vote, the results will not be binding upon the Board of Directors. However, the Board of Directors will take the result of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions.  The Company will disclose the results of the shareholder advisory vote as a part of its report on voting results for the meeting.

SHAREHOLDER PROPOSALS

There were no Shareholder proposals received in relation to the Meeting.

Pursuant to Canadian law, shareholder proposals to be considered for inclusion in the management proxy circular for the 2011 annual meeting of holders of common shares must be received by the Corporate Secretary of TransCanada on or before the close of business on November 24, 2010.

15	TransCanada Corporation 2010 Management Proxy Circular

NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS

Kevin E. Benson	Independent
Age: 62	DeWinton, Alberta, CANADA(1)	Director since: 2005

Mr. Benson is a Corporate Director. He was President and Chief Executive Officer of Laidlaw International, Inc. (transportation services) from June 2003 to October 2007, and Laidlaw, Inc. from September 2002 to June 2003. Mr. Benson previously served as President and Chief Executive Officer of The Insurance Corporation of British Columbia from December 2001 until September 2002. He was President and Chief Executive Officer of Canadian Airlines International Ltd. from July 1996 to February 2000.(4)

Mr. Benson is currently a director of the Calgary Airport Authority.  He holds a Bachelor of Accounting from the University of Witwatersrand (South Africa) and was a member of the South African Society of Chartered Accountants.

Value of At-Risk Investment(2)	Board/Committee Membership(3)	Attendance at Meetings during 2009
$1,404,468	Board of Directors	9/9 (100%)
Audit Committee (Chair)	5/6 (83%)
Governance Committee	1/1 (100%)
Other Public Board Directorships	Other Public Board Committee Memberships
Emergency Medical Services Corporation (New York Stock Exchange (“NYSE”))	Audit; Compensation

Derek H. Burney, O.C.	Independent
Age: 70	Ottawa, Ontario, CANADA(1)	Director since: 2005

Mr. Burney is a senior strategic advisor at Ogilvy Renault LLP (law firm) and Chair of Canwest Global Communications Corp.(5)  He served as President and Chief Executive Officer of CAE Inc. (technology) from October 1999 to August 2004, and was Chairman and Chief Executive Officer of Bell Canada International Inc. (communications) from 1993 to 1999. Mr. Burney was the lead director at Shell Canada Limited (oil and gas) from April 2001 to May 2007. Mr. Burney held various positions with the Canadian Foreign Service, including serving from 1989 to 1993 as Canada’s Ambassador to the United States. From 1987 to 1989, he was Chief of Staff to the Prime Minister and was directly involved in the negotiation of the Canada-U.S. Free Trade Agreement. In 1992, Mr. Burney was awarded the Public Service of Canada’s Outstanding Achievement Award. He was named an Officer of the Order of Canada in 1993. He is also a Visiting Professor and Senior Distinguished Fellow at Carleton University and a Senior Research Fellow at the Canadian Defence and Foreign Affairs Institute.

Mr. Burney was conferred Honorary Doctor of Laws degrees from Lakehead University, Queen’s University, Wilfrid Laurier University, Carleton University and University of Windsor. He holds an Honours Bachelor of Arts and Master of Arts from Queen’s University.

Value of At-Risk Investment(2)	Board/Committee Membership(3)	Attendance at Meetings during 2009

TransCanada Corporation 2010 Management Proxy Circular	16

$1,018,987	Board of Directors	8/9 (89%)
	Audit Committee	6/6 (100%)
	Governance Committee	3/3 (100%)
	Other Public Board Directorships	Other Public Board Committee Memberships
	Canwest Global Communications Corp. (Chair) (Toronto Stock Exchange (“TSX”), NYSE) (5)	Governance & Nominating; Human Resources
	Garda World Consulting and Investigation / Global Risks Group(6)	International Advisory Board (Chair)

Wendy K. Dobson	Independent
Age: 68	Uxbridge, Ontario, CANADA(1)	Director since: 1992

Dr. Dobson is a Professor at the Rotman School of Management and Director, Institute for International Business, University of Toronto since 1993.  She was the Vice-Chair of the Canadian Public Accountability Board until February 2010 and chaired the Audit Committee from 2003 to 2009.  She served as Associate Deputy Minister of Finance in the Government of Canada from 1987 to 1989.  She served as President of the C.D. Howe Institute from 1981 to 1987 and is currently a Research Fellow.  She is a member of the Advisory Committees of the Peterson Institute of International Economics and the Canada Institute at the Woodrow Wilson International Centre, both located in Washington D.C.  She is also a member of the International Advisory Committee of the Asia Society in New York and a director of the Stephen Leacock Foundation for Children.

Dr. Dobson has a Bachelor degree from the University of British Columbia, two Masters degrees from Harvard University and a Ph.D. in Economics from Princeton University.
Value of At-Risk Investment(2)	Board/Committee Membership(3)	Attendance at Meetings during 2009
$1,640,989	Board of Directors	8/9 (89%)
Health, Safety and Environment Committee	1/1 (100%)
Human Resources Committee	5/5 (100%)
Governance Committee	2/2 (100%)
Other Public Board Directorships	Other Public Board Committee Memberships
The Toronto-Dominion Bank (TSX, NYSE, Tokyo)	Risk

17	TransCanada Corporation 2010 Management Proxy Circular

E. Linn Draper	Independent
Age: 68	Lampasas, Texas, U.S.A(1)	Director since: 2005

Dr. Draper is a Corporate Director. He retired as Chairman, President and Chief Executive Officer of Columbus, Ohio-based American Electric Power Co., Inc. in 2004, a position which Dr. Draper held since April 1993. He previously served as Chairman of the Board, President and Chief Executive Officer of Gulf States Utilities Company, Beaumont, Texas from 1987 to 1992.

Dr. Draper holds a Bachelor degree in Chemical Engineering from Rice University and a Ph.D. in Nuclear Science and Engineering from Cornell University.
Value of At-Risk Investment(2)	Board/Committee Membership(3)	Attendance at Meetings during 2009
$967,047	Board of Directors	7/9 (78%)
Health, Safety and Environment Committee (Chair)	3/3 (100%)
Audit Committee	3/3 (100%)
Human Resources Committee	2/2 (100%)
Other Public Board Directorships	Other Public Board Committee Memberships
Alliance Data Systems Corporation (NYSE)	Compensation (Chair)
Alpha Natural Resources, Inc. (Lead Director) (NYSE)	Compensation (Chair)
NorthWestern Corporation(7) (Non-Executive Chair) (NYSE)	–
Temple-Inland Inc. (Lead Director) (NYSE)	Compensation (Chair)

TransCanada Corporation 2010 Management Proxy Circular	18

The Hon. Paule Gauthier, P.C., O.C., O.Q., Q.C.	Independent
Age: 66	Québec, Québec, CANADA(1)	Director since: 2002

Ms. Gauthier is a Senior Partner at Stein Monast LLP (law firm).  In addition to public board directorships, Ms. Gauthier is also a director of RBC Dexia Investor Services Trust.  She has worked in the legal profession since 1967. She is a former Chair of the Security Intelligence Review Committee, a former President of the Fondation de la Maison Michel Sarrazin and a former director of the Institut Québecois des Hautes Études Internationales, Laval University.  Ms. Gauthier was named an Officer of the Order of Canada in 1991.

Ms. Gauthier has a Bachelor of Arts from the Collège Jésus-Marie de Sillery, a Bachelor of Laws from Laval University, a Master of Laws in Business Law (Intellectual Property) from Laval University, and a Certificate for a session on mediation from Harvard Law School.

Value of At-Risk Investment(2)	Board/Committee Membership(3)	Attendance at Meetings during 2009
$1,309,701	Board of Directors	9/9 (100%)
Health, Safety and Environment Committee	3/3 (100%)
Human Resources Committee	3/3 (100%)
Audit	3/3 (100%)
Other Public Board Directorships	Other Public Board Committee Memberships
Metro Inc. (TSX)	Corporate Governance and Nominating; Human Resources
Royal Bank of Canada (TSX, NYSE)	Corporate Governance and Public Policy; Conduct Review and Risk Policy

Kerry L. Hawkins	Independent
Age: 69	Winnipeg, Manitoba, CANADA(1)	Director since: 1996

Mr. Hawkins is a Corporate Director. He retired as President of Cargill Limited (agricultural) in December 2005. He has worked in the marketing and agriculture industries since 1964 and, prior to becoming its President in 1982, held senior executive positions at Cargill Incorporated in North America and Europe.

Mr. Hawkins is currently a director with the Prince Rupert Port Authority, the Winnipeg Airport Authority and Chair of CentrePort Canada.  Mr. Hawkins has a Bachelor of Arts in Business Economics from North Dakota State University.

Value of At-Risk Investment(2)	Board/Committee Membership(3)	Attendance at Meetings during 2009
$2,075,292	Board of Directors	9/9 (100%)
Health, Safety and Environment Committee	3/3 (100%)
Human Resources Committee	5/5 (100%)
Other Public Board Directorships	Other Public Board Committee Memberships
–	–

19	TransCanada Corporation 2010 Management Proxy Circular

S. Barry Jackson	Independent
Age: 57	Calgary, Alberta, CANADA(1)	Director since: 2002

Mr. Jackson is a Corporate Director.  He was a director of Cordero Energy from 2005 to 2008.  He was also a director of ENMAX Corporation from 1999 to 2002 and Gulf Canada Resources Ltd. from 2000 to 2001.  He was the Chair of Resolute Energy Inc. (oil and gas) from 2002 to 2005, and was the Chair of Deer Creek Energy Limited (oil and gas) from 2001 to 2005.  Mr. Jackson was the President and Chief Executive Officer of Crestar Energy Inc. (oil and gas) from 1993 to 2000. He has worked in senior management positions in the oil and gas industry since 1974.  He was the Chair of the Canadian Association of Petroleum Producers in 1997.

Mr. Jackson has a Bachelor of Science in Engineering from the University of Calgary.
Value of At-Risk Investment(2)	Board/Committee Membership(3)	Attendance at Meetings during 2009
$3,106,650	Board of Directors (Chair)	9/9 (100%)
Governance Committee(8)	3/3 (100%)
Human Resources Committee(8)	5/5 (100%)
Other Public Board Directorships	Other Public Board Committee Memberships
Nexen Inc. (TSX, NYSE)	Audit and Conduct Review; Compensation and Human Resources; Corporate Governance and Nominations Committee (Chair); Health, Safety, Environment and Social Responsibility (Chair); Reserves Review
WestJet Airlines Ltd. (TSX)	Compensation; Corporate Governance, Nominating, Safety and Environment

Paul L. Joskow	Independent
Age: 62	New York, New York, U.S.A(1)	Director since: 2004

Dr. Joskow is an economist and President of the Alfred P. Sloan Foundation.  He is on leave from his position as Professor of Economics and Management, Massachusetts Institute of Technology (“MIT”) where he has been on the faculty since 1972.  Dr. Joskow was head of the MIT Department of Economics from 1994 to 1998 and the Director of the MIT Center for Energy and Environmental Policy Research from 1999 to 2007. He has worked in the economics field as an educator, researcher and consultant since 1972 and held various positions at Harvard University, Stanford University and Yale University in addition to MIT. Dr. Joskow was a Director of the New England Electric System from 1987 until 2000, a Director of National Grid plc from April 2000 to July 31, 2007, a Director of State Farm Indemnity Company from 1991 to 2002 and became a Director of Exelon Corporation in July 2007. He was the President of the Yale University Council until July 1, 2006 and was on the Board of Directors of the Whitehead Institute of Biological Research until February 2005. He is currently on the Board of Overseers of the Boston Symphony Orchestra and is a trustee of Yale University.

Dr. Joskow has a Bachelors of Arts with Distinction in Economics from Cornell University, a Masters of Philosophy in Economics from Yale University and a Ph.D. in Economics from Yale University.
Value of At-Risk Investment(2)	Board/Committee Membership(3)	Attendance at Meetings during 2009

TransCanada Corporation 2010 Management Proxy Circular	20

$868,086	Board of Directors	8/9 (89%)
Audit Committee	5/6 (83%)
Governance Committee	2/3 (67%)
Other Public Board Directorships	Other Public Board Committee Memberships
Exelon Corporation (NYSE)	Audit; Energy Delivery Oversight; Risk Oversight
Putnam Mutual Funds (Trustee)	Contract; Brokerage (Chair); Executive; Shareholder Communications; Investment Oversight; Litigation

Harold N. Kvisle	Non-Independent(9)
Age: 57	Calgary, Alberta, CANADA(1)	Director since: 2001

Mr. Kvisle has been the President and CEO of TransCanada since May 2003, and of TCPL since May 2001. Prior to his employment with TCPL, Mr. Kvisle was the President of Fletcher Challenge Energy Canada Inc. (oil and gas) from 1990 to 1999. He has worked in the oil and gas industry since 1975 and in the utilities and power industries since 1999. He held engineering, finance and management positions with Dome Petroleum Limited, is former Chair of the Interstate Natural Gas Association of America (INGAA) and is former Chair of the Mount Royal College Board of Governors.  Mr. Kvisle was the recipient of Canada’s Outstanding CEO of the Year Award in 2008 and the Canadian Business Leader Award for 2009.

Mr. Kvisle has a Bachelor of Science with Distinction in Engineering from the University of Alberta and a Master of Business Administration from the University of Calgary.  Mr. Kvisle was conferred an Honorary Bachelor of Arts from Mount Royal University in 2009.

Value of At-Risk Investment(2)	Board/Committee Membership(3)(10)	Attendance at Meetings during 2009

Mr. Kvisle held 85,446 common shares of TransCanada as of December 31, 2009. For information relating to the TransCanada securities held by Mr. Kvisle, see the disclosure under the section “Executive Compensation Tables”.

Board of Directors	9/9 (100%)

Other Public Board Directorships	Other Public Board Committee Memberships
Bank of Montreal (TSX, NYSE)	Risk Review
ARC Energy Trust (TSX)	Health, Safety and Environment (Chair)

21	TransCanada Corporation 2010 Management Proxy Circular

John A. MacNaughton, C.M.	Independent
Age: 64	Toronto, Ontario, CANADA(1)	Director since: 2006

Mr. MacNaughton is a Corporate Director. He is the Chairman of the Business Development Bank of Canada, Chairman of CNSX Markets Inc. (formerly Canadian Trading and Quotation System Inc.) (stock exchange) and a Director of Nortel Networks Corporation(11) (technology). Mr. MacNaughton is Chair of the Independent Nominating Committee for the Canada Employment Insurance Financing Board.  He served as the founding President and Chief Executive Officer of the Canada Pension Plan Investment Board, a Crown Corporation created by an Act of Parliament to invest the assets of the Canada Pension Plan, from 1999 to 2005. He was President of Nesbitt Burns Inc., the investment banking arm of Bank of Montreal, from 1994 to 1999. Mr. MacNaughton is Vice-Chairman of the Canadian International Council and Vice-Chairman of the University Health Network (academic health science centre). He is a Member of the Order of Canada and a recipient of the Institute Certified Director Designation (ICD.D) from the Institute of Corporate Directors.

Mr. MacNaughton has a Bachelor of Arts in Economics from the University of Western Ontario.
Value of At-Risk Investment(2)	Board/Committee Membership(3)	Attendance at Meetings during 2009
$2,445,077	Board of Directors	9/9 (100%)
Audit Committee	6/6 (100%)
Governance Committee (Chair)	3/3 (100%)
Other Public Board Directorships	Other Public Board Committee Memberships
Nortel Networks Corporation(11)(TSX, NYSE)	Audit (Chair)
Nortel Networks Limited(11) (TSX)	Audit (Chair)

TransCanada Corporation 2010 Management Proxy Circular	22

David P. O’Brien, O.C.	Independent
Age: 68	Calgary, Alberta, CANADA(1)	Director since: 2001

Mr. O’Brien is a Corporate Director. In addition to the public board directorships listed below, Mr. O’Brien is a director of the C.D. Howe Institute and is also Chancellor of Concordia University and a Member of the Science, Technology and Innovation Council of Canada. Mr. O’Brien was the Chairman and Chief Executive Officer of PanCanadian Energy Corporation (oil and gas) from October 2001 to April 2002 and was the Chairman, President and Chief Executive Officer of Canadian Pacific Limited (energy, transportation and hotels) from May 1996 to October 2001. He worked in the legal profession from 1967 to 1977, and in the oil and gas industry since 1978. He has also held senior executive positions at Petro-Canada. Mr. O’Brien was a director of Air Canada in April 2003 and resigned in November 2003.(12)  Mr. O’Brien was named an Officer of the Order of Canada in 2008.

Mr. O’Brien has a Bachelor of Arts with Honours in Economics from Loyola College and a Bachelor of Civil Law from McGill University. He also has an Honorary Bachelor of Applied Business and Entrepreneurship (International) from Mount Royal College and an Honorary Doctorate of Civil Law from Bishops University.

Value of At-Risk Investment(2)	Board/Committee Membership(3)	Attendance at Meetings during 2009
$3,057,273	Board of Directors	9/9 (100%)
Governance Committee	3/3 (100%)
Human Resources Committee	5/5 (100%)
Other Public Board Directorships	Other Public Board Committee Memberships
EnCana Corporation (Chair) (TSX, NYSE)	Nominating and Corporate Governance (Chair); Non-voting member of all other committees
Enerplus Resources Fund (TSX, NYSE)	Nominating and Corporate Governance
Molson Coors Brewing Company (TSX, NYSE)	Audit; Finance
Royal Bank of Canada (Chair) (TSX, NYSE)	Corporate Governance and Public Policy (Chair); Human Resources

23	TransCanada Corporation 2010 Management Proxy Circular

W. Thomas Stephens	Independent
Age: 67	Greenwood Village, Colorado, U.S.A.(1)	Director since: 2007(13)

Mr. Stephens is a Corporate Director.  He was the Chairman and Chief Executive Officer of Boise Cascade, LLC (paper, forest products and timberland assets) from November 2004 to November 2008. He served as President and Chief Executive Officer of MacMillan Bloedel Limited (forest products) from October 1997 to October 1999 and the Chairman and Chief Executive Officer of Johns Manville Corporation (building products) from 1986 to 1996. He has worked in the forestry and building materials industry since 1956.

Mr. Stephens has a Master of Science in Industrial Engineering from the University of Arkansas.
Value of At-Risk Investment(2)	Board/Committee Membership(3)	Attendance at Meetings during 2009
$342,654	Board of Directors	8/9 (89%)
Health, Safety and Environment Committee	3/3 (100%)
Human Resources Committee (Chair)	4/5 (80%)
Other Public Board Directorships	Other Public Board Committee Memberships
Boise Inc. (NYSE)	Compensation
Putnam Mutual Funds (Trustee)	Audit

TransCanada Corporation 2010 Management Proxy Circular	24

D. Michael G. Stewart	Independent
Age: 58	Calgary, Alberta, CANADA(1)	Director since: 2006

Mr. Stewart is a Corporate Director. He was a director of Esprit Exploration Ltd. (oil and gas) from May 2002 to October 2004; a director of Canada Southern Petroleum Ltd. (oil and gas) from June 2003 to August 2004; Chairman and trustee of Esprit Energy Trust (oil and gas) from August 2004 to October 2006 and a director of Creststreet Power & Income General Partner Limited, the general partner of Creststreet Power & Income Fund L.P. (wind power) from December 2003 to February 2006. From September 1993 to March 2002, Mr. Stewart held a number of senior executive positions with Westcoast Energy Inc. (energy infrastructure, services and utilities) including Executive Vice-President, Business Development. He has been active in the Canadian energy industry for over 36 years.

Mr. Stewart holds a Bachelor of Science (Geological Sciences) with Honours from Queen’s University.
Value of At-Risk Investment(2)	Board/Committee Membership(3)	Attendance at Meetings during 2009
$780,595	Board of Directors	9/9 (100%)
Audit Committee	6/6 (100%)
Governance Committee	1/1 (100%)
Health, Safety and Environment	2/2 (100%)
Other Public Board Directorships	Other Public Board Committee Memberships
Canadian Energy Services and Technology Corp. (TSX)	Audit (Chair)
Orleans Energy Ltd. (Chair) (TSX)	Audit; Compensation; Engineering, Health and Safety
Pengrowth Corporation(14)	Compensation; Reserves, Operations and Environmental, Health and Safety

(1)                  Messrs. Draper, Joskow and Stephens are U.S. residents while all other nominees are Canadian residents.

(2)                  Indicates the total market value of common shares and deferred share units held by a director based on a share price of $34.65 on February 22, 2010.  See table “At-Risk Investment and Year Over Year Changes” for more information.

(3)                  In addition to the Board and committee meetings, there were two strategic issues sessions and one full day strategic planning session held in 2009.

(4)                Canadian Airlines International Ltd. filed for protection under the Companies’ Creditors Arrangement Act (Canada) and applicable bankruptcy protection statutes in the United States on March 24, 2000.

(5)                  Canwest Global Communications Corp. (“Canwest”) voluntarily entered into, and successfully obtained an Order from the Ontario Superior Court of Justice (Commercial Division) commencing proceedings under the Companies’ Creditors Arrangement Act on October 6, 2009.  Following the filing, Canwest shares were de-listed from trading on the TSX and now trade on the TSX Venture Exchange.

(6)                  In 2008, Mr. Burney became Chairman of the International Advisory Board for Garda World Consulting & Investigation / Global Risks Group, a division of Garda   World Security Corporation.

(7)                  NorthWestern Corporation, doing business as NorthWestern Energy.

(8)                  Mr. Jackson is a voting member of the Human Resources Committee and the Governance Committee but is not a member of the Audit Committee and the Health, Safety and Environment Committee.  This is due to the Board adopting the practice of holding simultaneous meetings of certain committees in order to allow more time to be available for each committee to focus on its respective responsibilities.

(9)                  As the President and Chief Executive Officer of TransCanada, Mr. Kvisle is not considered independent.

(10)             Mr. Kvisle, as an officer of TransCanada and a non-independent Director, is not a member of any Board committees, but is invited to attend committee meetings, as required.

(11)             Nortel Networks Limited is the principal operating subsidiary of Nortel Networks Corporation (collectively referred to as “Nortel”).  Mr. MacNaughton became a director of Nortel on June 29, 2005.  Nortel was subject to a management cease trade order on April 10, 2006 issued by the Ontario Securities Commission (“OSC”) and other provincial securities regulators.  The cease trade order related to a delay in filing certain of

25	TransCanada Corporation 2010 Management Proxy Circular

Nortel’s 2005 financial statements.  The order was revoked by the OSC on June 8, 2006 and by the other provincial securities regulators very shortly thereafter.  On January 14, 2009, Nortel, and certain of Nortel’s other Canadian subsidiaries filed for creditor protection under the Companies’ Creditors Arrangement Act (Canada).

(12)             Air Canada filed for protection under the Companies’ Creditors Arrangement Act (Canada) and applicable bankruptcy protection statutes in the United States in April 2003.  Mr. O’Brien resigned as a director of Air Canada on November 26, 2003.

(13)             Mr. Stephens previously served on the Board from 2000 to 2005.

(14)             The administrator of Pengrowth Energy Trust (TSX, NYSE).

INTERLOCKING DIRECTORSHIPS

Two of the nominees for election as director, Ms. Gauthier and Mr. O’Brien, serve together as directors on the Board of the Royal Bank of Canada and as committee members on its Corporate Governance and Public Policy Committee.

OVERALL MEETING ATTENDANCE

Attendance at the Board and Committee meetings for each director in 2009 is set forth above in the individual director’s biography.  The table below indicates overall meeting attendance by directors in 2009.

TransCanada Corporation 2010 Management Proxy Circular	26

DIRECTOR TENURE

The following table indicates the number of years the nominees for election as director have dedicated to the Corporation’s Board.

27	TransCanada Corporation 2010 Management Proxy Circular

COMPENSATION OF DIRECTORS

TransCanada’s directors also serve as directors of TCPL. An aggregate fee is paid for serving on the Boards of TransCanada and TCPL.  Since TransCanada does not hold any assets directly, other than the common shares of TCPL and receivables from certain of TransCanada’s subsidiaries, all directors’ costs are assumed by TCPL according to a management services agreement between the two companies. The meetings of the boards and committees of TransCanada and TCPL run concurrently.

TransCanada’s director compensation practices are designed to reflect the size and complexity of TransCanada and to reinforce the emphasis placed on shareholder value by linking a significant portion of directors’ compensation to the value of common shares.  As a result, directors’ compensation consists of annual retainers and meeting fees paid in cash and in equity-based compensation known as deferred share units (“DSUs”).

The Governance Committee assesses the market competitiveness of TransCanada’s director compensation on an annual basis against publicly traded autonomous Canadian companies in the Comparator Group (as defined under the heading “Compensation Discussion and Analysis”) and a general industry sample of Canadian companies, using an analysis provided by an outside consultant.  Its goal is to provide total compensation to directors that is generally targeted at the median of TransCanada’s peers in both level and form in order to attract and retain qualified individuals.  This goal is reflected in the current compensation paid to directors.  The compensation philosophy for directors’ compensation is different than that for the executive officers discussed under the heading “Compensation Discussion and Analysis” in that it is not directly based on the performance of the Company.

RETAINERS AND FEES PAID TO DIRECTORS

Annual board and committee retainers are paid to each director who is not an employee of TransCanada in quarterly installments, in arrears, and are pro-rated from the date of the director’s appointment to the Board and the relevant committees.  Each committee chair is entitled to claim a per diem for time spent on committee activities outside of the committee meetings.  TransCanada pays a travel fee of $1,500 per meeting for which round trip travel time exceeds three hours, and reimburses the directors for out-of-pocket expenses incurred in attending such meetings.  The retainers and fees paid to non-employee directors in 2009 are set forth in the following table.  Directors who are U.S. residents are paid the same amounts as outlined below in U.S. dollars.  There were no changes to directors’ fees in 2009.

Board Chair retainer	$360,000 per annum ($180,000 in cash + $180,000 value of DSUs)(1)(2)
Board Chair meeting fee	$3,000 per Chaired Board meeting(1)
Board retainer	$142,000 per annum ($70,000 cash + $72,000 value of DSUs)(2)
Committee retainer	$4,500 per annum
Committee Chair retainer	$5,500 per annum
Board and Committee meeting fee	$1,500 per meeting
Committee Chair meeting fee	$1,500 per meeting

(1)	The Chair is paid only the Board Chair retainer fee, the Board Chair meeting fee and the travel fee. The Chair does not receive any other retainers or meeting fees.

(2)

The $180,000 portion of the Board Chair retainer paid in DSUs and the $72,000 portion of the Board retainer paid in DSUs are equal to an aggregate of 5,537 DSUs and 2,214 DSUs, respectively, which were granted quarterly, in arrears, based on the closing price of the common shares of TransCanada at the end of each quarter in 2009 of $29.83, $31.32, $33.37 and $36.19, respectively.

TransCanada Corporation 2010 Management Proxy Circular	28

Directors are entitled to direct all or a portion of their cash retainers, meeting fees and travel fees to be paid in DSUs.  In 2009, Mr. Benson, Mr. Burney, Dr. Draper and Mr. Hawkins directed all of their retainers, meeting fees and travel fees to be paid in DSUs.  Ms. Gauthier directed her Committee retainers, Committee meeting fees and travel fees to be paid in DSUs.  Mr. MacNaughton directed his Board and Committee retainers, Board meeting fees and travel fees to be paid in DSUs.  Mr. O’Brien directed his Board retainers to be paid in DSUs.  In addition, Mr. Jackson directed the cash portion of his Chair retainer as well as his Board Chair meeting fee and travel fees to be paid in DSUs. For further information on the plan for DSUs, see the description under the heading “Share Unit Plan for Non-Employee Directors” below.

29	TransCanada Corporation 2010 Management Proxy Circular

MINIMUM SHARE OWNERSHIP GUIDELINES

The Board believes that directors can more effectively represent the interests of shareholders if they have a significant investment in the common shares of TransCanada, or their economic equivalent. As a result, TransCanada requires each director (other than Mr. Kvisle who is subject to executive share ownership guidelines) to acquire and hold a minimum number of common shares, or their economic equivalent, equal in value to five times the director’s annual cash portion of their Board retainer. Directors have a maximum of five years to reach this level of ownership.  The level of ownership can be achieved by direct purchase of common shares, by participation in the TransCanada Dividend Reinvestment Plan or by directing all or a portion of their retainer fees, attendance fees and travel fees into DSUs as described under the heading “Share Unit Plan for Non-Employee Directors” below.  Should a director’s shareholdings fall below the minimum threshold at any time after having met such threshold due to subsequent share price fluctuations, the director is expected to ensure he or she re-attains the minimum threshold within a reasonable amount of time as determined and reviewed by the Governance Committee.

As of February 22, 2010, all of the directors have achieved the minimum share ownership requirement other than Mr. Stephens who has until 2012 (five years from the date he became a director) to achieve the minimum share ownership requirement.

SHARE UNIT PLAN FOR NON-EMPLOYEE DIRECTORS

The Share Unit Plan for Non-Employee Directors (the “DSU Plan”) was established in 1998.  Pursuant to the DSU Plan, Board members are permitted to elect to receive in DSUs any portion of their retainers and meeting fees (including travel fees) regularly paid in cash.  The DSU Plan also allows the Governance Committee in its discretion, to grant units as additional compensation for directors.

Initially the value of a DSU is equal to the market value of a common share at the time the directors are credited with the units.  The value of a DSU, when redeemed, is equivalent to the market value of a common share at the time the redemption takes place. In addition, at the time dividends are declared and paid on the common shares, each DSU accrues an amount equal to such dividends, which amount is then reinvested in additional DSUs at a price equal to the then market value of a common share.  DSUs cannot be redeemed until the director ceases to be a member of the Board. Canadian directors may redeem DSUs for cash or common shares at their option.  U.S. directors may only redeem DSUs for cash.

TransCanada Corporation 2010 Management Proxy Circular	30

2009 RETAINERS AND FEES

The following table sets out the total fees paid in cash and the value of the DSUs awarded or credited for each non-employee director in 2009 as at the date of the grant, unless otherwise stated. Mr. Kvisle, as an employee of TransCanada, receives no cash fees or DSUs as a director.

Name	Board Retainer ($)	Committee Retainer ($)	Committee Chair Retainer ($)	Board Meeting Fee ($)	Committee Meeting Fee(1) ($)	Travel Fee ($)	Strategic Planning Sessions ($)	Total Fees Paid in Cash ($)	Total Value of DSUs Credited(2) ($)	Total Cash & Value of DSUs Credited(3) ($)
K.E. Benson(4)	142,000	7,492	5,500	13,500	16,500	4,500	1,500	0	190,992	190,992
D.H. Burney	142,000	9,000	N/A	12,000	13,500	7,500	1,500	0	185,500	185,500
W.K. Dobson(5)	142,000	9,000	1,843	12,000	15,000	4,500	1,500	113,843	72,000	185,843
E.L. Draper(6)(7)	142,000	9,000	5,500	10,500	16,500	9,000	1,500	0	194,000	194,000
P. Gauthier(8)	142,000	9,000	N/A	13,500	13,500	7,500	1,500	30,000	157,000	187,000
K.L. Hawkins(9)	142,000	9,000	N/A	13,500	13,500	10,500	1,500	0	190,000	190,000
S.B. Jackson(10)	360,000	N/A	N/A	27,000	N/A	3,000	3,000	0	393,000	393,000
P.L. Joskow(6)	142,000	9,000	N/A	10,500	10,500	7,500	1,500	109,000	72,000	181,000
J.A. MacNaughton(5)	142,000	9,000	3,657	13,500	15,000	7,500	1,500	15,000	177,157	192,157
D.P. O’Brien	142,000	9,000	N/A	13,500	12,000	3,000	1,500	39,000	142,000	181,000
W.T. Stephens(6)	142,000	9,000	5,500	12,000	16,500	9,000	1,500	123,500	72,000	195,500
D.M.G. Stewart(11)	142,000	9,000	N/A	13,500	15,000	3,000	1,500	112,000	72,000	184,000

(1)	Amounts shown represent $1,500 per meeting attended paid to each committee member, including the committee chair, plus $1,500 per meeting attended and chaired paid to committee chairs.

(2)

Amounts shown include the minimum required amount of Board retainers paid in DSUs ($180,000 value of DSUs for the Chair, $72,000 value of DSUs for other Board members) plus the value of the retainers, meeting fees and travel fees elected to be received in DSUs.

(3)	Fees are aggregate amounts respecting duties performed on both TransCanada and TCPL Boards.

(4)

Mr. Benson became a member of the Governance Committee on April 30, 2009. He was paid a pro-rated committee retainer reflecting this new membership for the second quarter. As of April 15, 2009, Mr. Benson relocated to Canada from the U.S.; for the period January 1 to April 14, 2009, Mr. Benson’s fees and retainers were paid in U.S. dollars and as of April 15, 2009 his fees and retainers were paid in Canadian dollars. All retainers and fees reported for Mr. Benson are provided in Canadian dollars despite the fact that he received or was credited a portion of his fees, including DSU equivalents, in U.S. dollars prior to relocating to Canada.

(5)

On April 30, 2009, Dr. Dobson ceased to be the Chair of the Governance Committee when Mr. MacNaughton became Chair and, as a result, their committee retainers have been pro-rated accordingly. On April 30, 2009, Dr. Dobson became a member of the Health, Safety and Environment Committee.

(6)	Directors who are U.S. residents are paid or credited these amounts, including DSU equivalents, in U.S. dollars.

(7)	Dr. Draper was a member of the Human Resources Committee until April 30, 2009 when he became a member of the Audit Committee.

(8)	Ms. Gauthier was a member of the Audit Committee until April 30, 2009 when she became a member of the Human Resources Committee.

(9)	Mr. Hawkins chaired the September 14, 2009 Human Resources Committee meeting in Mr. Stephens’ absence. He was paid the fee of $1,500 for chairing the meeting.

(10)	Mr. Jackson’s Board meeting fee includes the fee of $3,000 for each Board meeting he chaired.

(11)

Mr. Stewart chaired the February 2, 2009 Audit Committee meeting in Mr. Benson’s absence. He was paid the fee of $1,500 for chairing the meeting. Mr. Stewart was a member of the Health, Safety and Environment Committee until April 30, 2009 when he became a member of the Governance Committee.

31	TransCanada Corporation 2010 Management Proxy Circular

DIRECTOR COMPENSATION TABLE

The following table sets forth the total compensation paid by TransCanada to directors in 2009.

Name (a)	Fees Earned(1) ($) (b)	Share-based Awards(2) ($) (c)	All Other Compensation ($) (d)	Total ($) (e)
K.E. Benson	118,992	72,000	-	190,992
D.H. Burney	113,500	72,000	-	185,500
W.K. Dobson	113,843	72,000	-	185,843
E.L. Draper	122,000	72,000	-	194,000
P. Gauthier	115,000	72,000	-	187,000
K.L. Hawkins	118,000	72,000	-	190,000
S.B. Jackson(3)	213,000	180,000	34,447	427,447
P.L. Joskow	109,000	72,000	-	181,000
J.A. MacNaughton	120,157	72,000	-	192,157
D.P. O’Brien	109,000	72,000	-	181,000
W.T. Stephens	123,500	72,000	-	195,500
D.M.G. Stewart	112,000	72,000	-	184,000

(1)

Includes all annual Board and committee retainers, meeting fees and travel fees paid in cash, including that portion of their cash retainers, meeting fees and travel fees that directors elected to be paid in DSUs.

(2)

These amounts reflect the portion of the Board retainer ($72,000) and the Board Chair retainer ($180,000) that is required to be paid in DSUs. Directors may also be granted share-based awards in the form of DSUs as additional directors’ compensation under the DSU Plan. There were no DSUs awarded to directors in separate grants in 2009.

(3)	In 2009, the Chair was reimbursed for certain office and other expenses of approximately $29,007 in 2009 and received a Company-paid reserved parking stall valued at $5,440.

TransCanada Corporation 2010 Management Proxy Circular	32

AT-RISK INVESTMENT AND YEAR OVER YEAR CHANGES

The following table sets forth as of February 22, 2010 and as of February 23, 2009, the date of TransCanada’s 2009 Management Proxy Circular, the number of each class of securities of TransCanada or any of its affiliates beneficially owned, directly or indirectly, or over which control or direction is exercised; the number of outstanding DSUs credited to each nominee; the at-risk investment for each nominee represented by the total market value of common shares and DSUs in dollars and as a multiple of the annual cash retainer; and the minimum share ownership guideline as a total dollar amount and as a multiple of directors’ annual cash retainer.  All of the directors have achieved the minimum share ownership requirement other than Mr. Stephens who has until 2012 to achieve the minimum share ownership requirement.  For information relating to the securities held by Mr. Kvisle, see the disclosure under the heading “Compensation Discussion and Analysis – Elements of Compensation – Share Ownership Guidelines” below.

					At-Risk Investment		Minimum Required(4)
Name	Date	Common Shares(1)	DSUs(2)	Total of Common Shares and DSUs	Total Market Value(3) ($)	As a Multiple of Annual Cash Retainer	Dollar Amount Total ($)	As a Multiple of Annual Cash Retainer
K. E. Benson	February 22, 2010	13,000	27,533	40,533	1,404,468	20.06	350,000	5x
	February 23, 2009	3,000	20,067	23,067	694,317	9.92	350,000	5x
	Change(5)	10,000	7,466	17,466	710,151	10.14
D. H. Burney	February 22, 2010	4,227	25,181	29,408	1,018,987	14.56	350,000	5x
	February 23, 2009	2,124	18,395	20,519	617,622	8.82	350,000	5x
	Change(5)	2,103	6,786	8,889	401,365	5.74
W. K. Dobson	February 22, 2010	6,000	41,359	47,359	1,640,989	23.44	350,000	5x
	February 23, 2009	3,000	37,265	40,265	1,211,977	17.31	350,000	5x
	Change(5)	3,000	4,094	7,094	429,012	6.13
E. L. Draper	February 22, 2010	0	27,909	27,909	967,047	13.81	350,000	5x
	February 23, 2009	0	19,899	19,899	598,960	8.56	350,000	5x
	Change(5)	0	8,010	8,010	368,087	5.25
P. Gauthier	February 22, 2010	2,000	35,798	37,798	1,309,701	18.71	350,000	5x
	February 23, 2009	1,000	31,046	32,046	964,585	13.78	350,000	5x
	Change(5)	1,000	4,752	5,752	345,116	4.93
K. L. Hawkins(6)	February 22, 2010	5,013	54,880	59,893	2,075,292	29.65	350,000	5x
	February 23, 2009	4,974	46,590	51,564	1,552,076	22.17	350,000	5x
	Change(5)	39	8,290	8,329	523,216	7.48
S. B. Jackson	February 22, 2010	39,000	50,658	89,658	3,106,650	17.26	900,000	5x
	February 23, 2009	39,000	36,428	75,428	2,270,383	12.61	900,000	5x
	Change(5)	0	14,230	14,230	836,267	4.65
P.L. Joskow	February 22, 2010	5,000	20,053	25,053	868,086	12.40	350,000	5x
	February 23, 2009	5,000	16,638	21,638	651,304	9.30	350,000	5x
	Change(5)	0	3,415	3,415	216,782	3.10
J. A. MacNaughton	February 22, 2010	50,000	20,565	70,565	2,445,077	34.93	350,000	5x
	February 23, 2009	40,000	14,250	54,250	1,632,925	23.33	350,000	5x
	Change(5)	10,000	6,315	16,315	812,152	11.60
D. P. O’Brien	February 22, 2010	51,177	37,056	88,233	3,057,273	43.68	350,000	5x

33	TransCanada Corporation 2010 Management Proxy Circular

					At-Risk Investment		Minimum Required(4)
Name	Date	Common Shares(1)	DSUs(2)	Total of Common Shares and DSUs	Total Market Value(3) ($)	As a Multiple of Annual Cash Retainer	Dollar Amount Total ($)	As a Multiple of Annual Cash Retainer
	February 23, 2009	19,634	31,046	50,680	1,525,468	21.79	350,000	5x
	Change(5)	31,543	6,010	37,553	1,531,805	21.89
W. T. Stephens(7)	February 22, 2010	1,470	8,419	9,889	342,654	4.90	350,000	5x
	February 23, 2009	1,470	5,543	7,013	211,091	3.02	350,000	5x
	Change(5)	0	2,876	2,876	131,563	1.88
D. M. G. Stewart(8)	February 22, 2010	11,402	11,126	22,528	780,595	11.15	350,000	5x
	February 23, 2009	10,000	8,433	18,433	554,833	7.93	350,000	5x
	Change(5)	1,402	2,693	4,095	225,762	3.22
Total	February 22, 2010	188,289	360,547	548,826	19,016,821
	February 23, 2009	129,202	285,600	414,802	12,485,540	N/A	N/A	N/A
	Change(5)	59,087	74,937	134,024	6,531,281

(1)

The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of TransCanada, has been furnished by each of the nominees. Except as indicated in these notes, the nominees have sole voting and dispositive power with respect to the securities listed above. As to each class of shares of TransCanada, its subsidiaries and affiliates, the percentage of outstanding shares beneficially owned by any one director or nominee or by all directors and officers of TransCanada as a group does not exceed 1% of the class outstanding.

(2)

The value of a DSU is tied to the value of TransCanada’s common shares. A DSU is a bookkeeping entry, equivalent to the value of a TransCanada common share, and does not entitle the holder to vote or other shareholder rights, other than the accrual of additional DSUs for the value of dividends. A director cannot redeem DSUs until the director ceases to be a member of the Board. Upon ceasing to be a member of the Board, Canadian directors may redeem their units for cash or common shares at the market price, while U.S. directors may only redeem their units for cash.

(3)

Reflects the market value of common shares and DSUs based on a share price of $30.10 on February 23, 2009 and $34.65 on February 22, 2010 and includes DSUs credited until January 31, 2010 as a result of dividend value reinvestment from all outstanding DSUs.

(4)

TransCanada’s share ownership guidelines require that directors (other than Mr. Kvisle who is subject to the executive share ownership guidelines) own a minimum number of common shares or their economic equivalent, equal in value to five times the director’s annual cash retainer. Directors have a maximum of five years to reach this level of ownership.

(5)

Change represents the value of DSUs received by a director during the year ended December 31, 2009, including the value of DSUs received due to accrual of quarterly dividends until January 31, 2010 plus any additional common shares acquired by a director during the year ended December 31, 2009.

(6)	The shares listed include 3,500 shares held by Mr. Hawkins’ wife.

(7)	Mr. Stephens became a director in 2007. Mr. Stephens has five years from the date he became a director to meet the minimum share ownership guidelines for directors (2012).

(8)	The shares listed include 518 shares held by Mr. Stewart’s wife.

TransCanada Corporation 2010 Management Proxy Circular	34

BOARD COMMITTEES AND THEIR CHARTERS

The Board has four standing committees: the Audit Committee; the Governance Committee; the Health, Safety and Environment Committee; and the Human Resources Committee. The Board does not have an Executive Committee. The Audit, Human Resources and Governance committees are required to be composed entirely of independent directors. The Health, Safety and Environment Committee is required to have a majority of independent directors.

Each of the committees has the authority to retain advisors to assist in the discharge of its respective responsibilities. Each of the committees reviews its respective charter at least annually and, as required, recommends changes to the Governance Committee and to the Board. Each of the committees also reviews its respective performance annually.

Each of the committees has a charter which is published on TransCanada’s website at www.transcanada.com.

CHAIR’S PARTICIPATION IN COMMITTEES

Mr. S.B. Jackson, the Chair of the Board, is an independent director. The Chair is appointed by the Board and serves in a non-executive capacity.  The Board adopted the practice of holding simultaneous meetings of certain committees and, as a result, the Chair is a voting member of the Governance and Human Resources Committees but is not a member of the Audit and Health, Safety and Environment Committees. The simultaneous sitting of certain committees allows more time to be available for each committee to focus on its respective responsibilities.

AUDIT COMMITTEE

Chair:  K.E. Benson

Members:  D.H. Burney, E.L. Draper, P.L. Joskow, J.A. MacNaughton, D.M.G. Stewart

This committee is comprised of six independent directors and is mandated to assist the Board in monitoring, among other things, the integrity of the financial statements of TransCanada, the compliance by TransCanada with legal and regulatory requirements, and the independence and performance of TransCanada’s internal and external auditors. The committee is also mandated to review and recommend to the Board approval of TransCanada’s audited annual and unaudited interim consolidated financial statements and related management discussion and analysis, and other corporate disclosure documents including information circulars, the annual information form, all financial statements in prospectuses and other offering memoranda, any financial statements required by regulatory authorities and all prospectuses and documents which may be incorporated by reference into a prospectus, before they are released to the public or filed with the appropriate regulatory authorities. In addition, the committee reviews and recommends to the Board the appointment and compensation of the external auditor, oversees the accounting, financial reporting, control and audit functions, and recommends funding of TransCanada’s pension plans.

Audit Committee information as required under the Canadian Audit Committee Rules (as defined in Schedule “D” of this Proxy Circular) is contained in TransCanada’s Annual Information Form for the year ending December 31, 2009 in the section “Audit Committee”.  Audit committee information includes the charter, committee composition, relevant education and experience of each member, reliance on exemptions, financial literacy of each member, committee oversight, pre-approval policies and procedures, and external auditor service fees by category. The Annual Information Form is available on SEDAR at www.sedar.com under TransCanada’s profile and is published on TransCanada’s website at www.transcanada.com.

35	TransCanada Corporation 2010 Management Proxy Circular

The committee oversees the operation of an anonymous and confidential toll-free telephone number for employees, contractors and the public to call with respect to perceived accounting irregularities and ethical violations, and has set up a procedure for the receipt, retention, treatment and regular review of any such reported activities. This telephone number is published on TransCanada’s website at www.transcanada.com, on its intranet for employees and in the Company’s Annual Report to shareholders.

The committee reviews the audit plans of the internal and external auditors and meets with them at the time of each committee meeting, in each case both with and without the presence of management. The committee annually receives and reviews the external auditor’s formal written statement of independence delineating all relationships between itself and TransCanada and its report on recommendations to management regarding internal controls and procedures, and ensures the rotation of the lead audit partner having primary responsibility for the audit as required by law. The committee pre-approves all audit services and all permitted non-audit services. In addition, the committee discusses with management TransCanada’s material financial risk exposures and the actions management has taken to monitor and control such exposures, reviews the internal control procedures to oversee their effectiveness, monitors compliance with TransCanada’s policies and codes of business ethics, and reports on these matters to the Board.  The committee reviews and approves the investment objectives and choice of investment managers for the Canadian pension plans and considers and approves any significant changes to those plans relating to financial matters.

There were six meetings of the Audit Committee in 2009.

GOVERNANCE COMMITTEE

Chair:  J.A. MacNaughton

Members:  K.E. Benson, D.H. Burney, P.L. Joskow, D.P. O’Brien, D.M.G. Stewart

This committee is comprised of six independent directors and is mandated to enhance TransCanada’s governance through a continuing assessment of TransCanada’s approach to corporate governance. The committee is mandated to identify qualified individuals to become Board members, to recommend to the Board nominees for election as directors at each annual meeting of shareholders and to annually recommend to the Board placement of directors on committees. The committee annually reviews the independence status of each director in accordance with written criteria in order to provide the Board with guidance for its annual determination of director independence and for the placement of members on committees.  The committee also oversees the risk management activities of TransCanada.  The committee monitors, reviews with management and makes recommendations related to TransCanada’s risk management programs and policies on an ongoing basis.

The committee reviews and reports to the Board on the performance of the Board and each of its committees, in conjunction with the Chair of the Board, as set forth in TransCanada’s “Disclosure of Corporate Governance Practices”, in Schedule “D” of this Proxy Circular.  The committee also monitors the relationship between management and the Board, and reviews TransCanada’s structures to ensure that the Board is able to function independently of management.  The committee chair, in consultation with directors, annually reviews the performance of the Chair of the Board and reports the results to the Board.  The committee is also responsible for an annual review of director compensation, for the administration of the DSU Plan and establishing, reviewing and assessing the minimum share ownership guidelines for directors.

The committee monitors best governance practice and ensures any corporate governance concerns are raised with management. The committee ensures the Company has a best practice orientation package and monitors continuing education for all directors as set forth in more detail in TransCanada’s “Disclosure of Corporate Governance Practices”, in Schedule “D” of this Proxy Circular.  For a summary of the continuing education sessions attended by

TransCanada Corporation 2010 Management Proxy Circular	36

directors in 2009, refer to the table under the section entitled “2009 Director Education”, below.  The committee also has responsibility for oversight of the Company’s Strategic Planning process.

There were three meetings of the Governance Committee in 2009.

HEALTH, SAFETY AND ENVIRONMENT COMMITTEE

Chair:  E.L. Draper

Members:  W.K. Dobson, P. Gauthier, K.L. Hawkins, W.T. Stephens

This committee is comprised of five independent directors and is mandated to monitor the health, safety, security and environmental practices and procedures of TransCanada and its subsidiaries for compliance with applicable legislation, conformity with industry standards and prevention or mitigation of losses.  The committee also considers whether the implementation of TransCanada’s policies related to health, safety, security and environmental matters are effective, including policies and practices to prevent loss or injury to TransCanada’s employees and its assets, networks or infrastructure from malicious acts, natural disasters or other crisis situations. The committee reviews reports and, when appropriate, makes recommendations to the Board on TransCanada’s policies and procedures related to health, safety, security and the environment. This committee meets separately with officers of TransCanada and its business units who have responsibility for these matters and reports to the Board on such meetings.

There were three meetings of the Health, Safety and Environment Committee in 2009.

HUMAN RESOURCES COMMITTEE

Chair:  W.T. Stephens

Members:  W.K. Dobson, P. Gauthier, K.L. Hawkins, D.P. O’Brien

This committee is comprised of five independent directors and is mandated to review the Company’s human resources policies and plans, monitor succession planning and to assess the performance of the Chief Executive Officer and other senior executive officers of TransCanada against pre-established performance objectives.  A report on senior management development and succession is prepared annually for presentation to the Board which the committee reviews on an annual basis. The committee reports to the Board with recommendations on the remuneration package for the senior executive officers of TransCanada, including the Chief Operating Officer (“COO”) and the CEO.  The committee approves all longer-term compensation including stock options and any major changes to TransCanada’s company-wide compensation and benefit plans.  The committee considers and approves any changes to TransCanada’s pension plans relating to benefits provided under these plans.  The committee is also responsible for the review of the executive share ownership guidelines.

The committee recognizes the importance of maintaining good governance practices for the development and administration of executive compensation and benefit programs, and has instituted processes that enhance the committee’s ability to effectively carry out its responsibilities.  Examples of processes that the committee uses include:

·	holding in-camera sessions without Company management present prior to and following every regularly scheduled committee meeting;
·	hiring external consultants and advisors and requiring their attendance at specified committee meetings;
·	annually approving a checklist that sets out the timetable of all regularly occurring accountabilities for the committee which provides context for the discussion of related items; and
·	using a two-step review process where items are provided for the committee’s initial review at a meeting prior to the approval meeting.

There were five meetings of the Human Resources Committee in 2009 (four regularly scheduled and one special meeting).

37	TransCanada Corporation 2010 Management Proxy Circular

2009 DIRECTOR EDUCATION

The table below sets forth the continuing education sessions provided by TransCanada and attended by directors in 2009.

2009	Topic	Presented/hosted by	Attended by
February 23, 2009	Strategic Issues Session - Projects and Build Review, and Project Management Competitive Advantage Assessment; People Strategy and Organizational Analysis	Management	All Directors
June 4, 2009	Patterson, Louisiana Site - Tour of Eugene Island Block 188 and Patterson Compressor Station	Don Wishart, Executive Vice-President, Operations and Major Projects and Management	W.K. Dobson E.L. Draper P. Gauthier W.T. Stephens
June 16, 2009	Strategic Planning Session	Management	All Directors
July 16, 2009	Health, Safety and Environment Committee Orientation	Brian McConaghy, Vice-President, Community, Safety and Environment; Michael Howlett, Manager, Governance, Health & Industrial Hygiene; and Marilyn Carpenter, Manager, Environment and Climate Change	W.K. Dobson
August 27, 2009	Tour of Hartford Pump Station and Keystone Right-of-Way Tour	Don Wishart, Executive Vice-President, Operations and Major Projects and Management	H.N. Kvisle D.M.G. Stewart
September 14, 2009	Canada/U.S. Issues on Climate Change and Copenhagen	Canadian Ambassador Michael Wilson	All Directors except W.T. Stephens(1)
September 14, 2009	U.S. Federal Government Outlook and Support for Renewable Energy	Steve Lindenberg, Senior Advisor for the Deputy Assistant Secretary of Renewable Energy at the U.S. Department of Energy	All Directors except W.T. Stephens(1)
September 14, 2009	Current U.S. Energy Policy Environment	Curt Moffatt, Tom Roberts, Lisa Epifani, Van Ness Feldman Law Firm	All Directors except W.T. Stephens(1)
September 14, 2009	Waxman-Markey Energy Bill	Mary Frances Repko, Senior Policy Advisor to House Majority Leader Steny Hoyer	All Directors except W.T. Stephens(1)
September 15, 2009	Global Geopolitics, U.S. Energy and Environment Policy Outlook	Dr. Dan Yergin, Cambridge Energy Research Associates	All Directors except W.T. Stephens(1)
September 15, 2009	The Political and Regulatory Outlook for the U.S. Electric Power Industry	William Massey, Partner, Covington & Burling LLP	All Directors except W.T. Stephens(1)
September 15, 2009	Top Global Political Risks, The Rise of State Capitalism, Energy-related Political Risks	Dr. Ian Bremmer, President, Eurasia Group	All Directors except W.T. Stephens(1)
November 2, 2009	Human Resources Committee Orientation material and meeting	Sarah E. Raiss, Executive Vice-President, Corporate Services; Wendy L. Hanrahan, Vice-President, Human Resources; Robert Tarvydas, Director, HR Leadership Programs and Internal Communications	P. Gauthier
December 2, 2009	Strategic Issues Session - North American Natural Gas Outlook and Global LNG Update; Kitimat LNG Update	Management	All Directors

(1)                  Mr. Stephens was unable to attend this session due to a prior commitment.

TransCanada Corporation 2010 Management Proxy Circular	38

COMPENSATION DISCUSSION AND ANALYSIS

This section of the Proxy Circular explains how TransCanada’s executive compensation program is designed and operated with respect to the President and CEO (referred to as “CEO” in this section and under the section entitled “Executive Compensation Tables”), Chief Financial Officer (“CFO”), and the three other most highly compensated executives included in this reported financial year (collectively referred to as the “Executive Officers”).

This section is divided into the following areas of interest:

1.	an introduction outlining TransCanada’s business considerations that affect the executive compensation program;

2.	summary of business results for 2009;

3.	information on TransCanada’s executive compensation philosophy and program;

4.	an overview of the compensation decision-making process; and

5.

a detailed look at the decisions the Human Resources Committee of the Board of Directors (the “HR Committee”) made with respect to the compensation of the Executive Officers in light of the Company’s performance in 2009.

INTRODUCTION

The executive compensation program for TransCanada is managed by the Board of Directors with guidance from the HR Committee.  The objective of the executive compensation program is to provide compensation that is competitive, fair, and supportive of the Company’s business plans, delivered in such a manner as to be consistent with the best interests of all shareholders. The nature of TransCanada’s business impacts the way in which performance is assessed.  This performance assessment, in turn, directly impacts how compensation is delivered over time.

TransCanada’s businesses are capital intensive, many are subject to regulated returns and growth is typically driven by projects that have long periods of time between conception, approval, construction, startup, and ultimate profitability.  Supporting this business portfolio and the strategy for the generation of future shareholder value, as well as maintaining strength in the Company’s capital position, requires a balance between short term financial measures, capital management, and longer term profitability.  This has been particularly evident during the past few years and will continue to be applicable in the future with the prospects of new large capital projects being considered.  The Company is also mindful of the importance of dividends to shareholders and the need for a balance between current returns, a conservative capital structure and long term growth.

The Board recognizes that compensation programs that primarily reward delivery of short term returns could be detrimental to investment in a stream of projects and actions that could promote longer term growth in the value of the Company and growing returns to investors.  However, in the other extreme, excessive focus on longer term projects could decrease the Company’s ability to generate current earnings, pay dividends, and maintain access to the capital markets.  The Board has carefully considered a balanced approach to these issues in the design of the executive compensation program and the impact of compensation systems on business risk.

The Board establishes meaningful performance objectives for management for both the short and long term compensation plans.  In establishing these objectives, the Board understands that important elements of executive performance cannot be measured entirely through financial measures.  For example, the management of projects under development or under construction is critical to the value of the Company, and the assessment of performance in that regard can be subjective rather than based on numerical measurements.  Another important element of performance is how well the management team meets the Company’s objectives with

39	TransCanada Corporation 2010 Management Proxy Circular

respect to health, safety and the environment.  The Board has a rigorous process of both setting these objectives as well as assessing the performance of all executives in consideration of subjective and objective measurement.  The final determination of performance is made based on a combination of specific financial measures and the assessment of the other elements of management’s responsibility.

Although constantly seeking improvements to the design and administration of TransCanada’s executive compensation program, the HR Committee and the Board are confident that the current systems and practices are in the best interest of the shareholders and have operated as they were designed.  Shareholders should expect the Board to use the Company’s compensation resources wisely to build long-term value creation. TransCanada’s Board believes that the Company’s compensation philosophy and executive compensation program are consistent with this expectation.

SUMMARY FOR 2009

In evaluating 2009 overall corporate performance, the HR Committee and the Board considered a number of qualitative and quantitative factors including financial and share performance, the quality of earnings, execution of on-going projects and transactions, safety, operational performance and progress on key growth initiatives.  For 2009, the HR Committee and the Board were of the opinion that the Company performed well and met or exceeded expectations in most areas.  This was demonstrated by:

·	Acquired ConocoPhillips’ remaining interest in Keystone, increasing TransCanada’s ownership to 100 per cent;
·	Completed construction of the first phase of Keystone to Wood River and Patoka, Illinois;
·

Entered into an arrangement with ExxonMobil Corporation for the joint development of the Alaska pipeline and in January 2010, filed its plan with the U.S. Federal Energy Regulatory Commission (“FERC”) to obtain approval to conduct the first natural gas pipeline open season to develop Alaska’s vast natural gas resources;

·	Portlands Energy and the first phase of Kibby Wind were placed into service; and
·	Issued approximately $6 billion of debt and equity financing during a challenging North American economic environment.

For 2009, the HR Committee and the Board concluded that overall, the Company met its performance objectives but also recognized below-expectation performance of total shareholder return.  This assessment did not trigger any specific awards for the Executive Officers but served to provide general context for review by the HR Committee and the Board of the Executive Officers’ individual performance. They also recognized that uncertainties in the global economy and volatility in the world capital markets continue to present challenges and, as a result, a moderate approach to executive compensation was appropriate. They used the following guiding principles during their 2010 Total Direct Compensation deliberations:

·	base salary increases for the Executive Officers only for significant additional responsibilities;
·	annual bonus awards that reflect each of the Executive Officer’s contribution to TransCanada’s overall corporate performance for 2009; and
·	moderate or no increases in longer-term incentive award levels except to recognize significant additional responsibilities.

The HR Committee and the Board considered the results achieved against the pre-established three-year performance objectives for the 2007 performance share unit grant and determined that 85% of the outstanding units would vest for payment.  This vesting level represented performance that was below “target” but above “threshold”, as determined by the HR Committee and the Board in accordance with the vesting guidelines described in more detail below in the section “Elements of Compensation – Overview of Compensation Elements” under the element “Medium-term incentive”.

TransCanada Corporation 2010 Management Proxy Circular	40

More information regarding the 2007 performance share unit grant is in the section “Compensation Decisions Made in 2010 Reflecting 2009 Performance – Medium-term Incentives”, below.

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The following chart shows the relationship between the annual outcomes of selected key financial metrics from 2005 to 2009 and the sum of Total Direct Compensation that was awarded to the Executive Officers after the completion of the noted year:

Details regarding the Total Direct Compensation decisions made by the HR Committee and the Board in 2010 for each Executive Officer’s base pay, annual cash bonuses, performance share unit grants and stock option grants, based on overall performance in 2009 are noted in the section “Compensation Decisions Made in 2010 Reflecting 2009 Performance - Executive Officer Profiles”, below.

COMPENSATION PHILOSOPHY

TransCanada’s executive compensation program has the following objectives:

·                  to provide a compensation package that proportionally rewards individual contributions in the context of overall business results (“pay-for-performance”);

·                  to be competitive in level and form with the external market;

·                  to align executives’ interests with shareholders and customers; and

·                  to support the attraction, engagement and retention of executives.

The compensation program is also designed to align with the Company’s business plans and risk management framework to provide an appropriate balance between risk and executive rewards.

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Market Benchmarking & Comparator Group

The HR Committee considers comparable compensation data from Canadian-based energy companies that are generally of similar size and scope to TransCanada, and that represents the market in which TransCanada may compete for talent (the “Comparator Group”).  The Company also evaluates broader industry trends and practices to determine the appropriate elements of compensation and the effective design of each element.

The composition of the Comparator Group is reviewed annually by the HR Committee for its on-going business relevance to TransCanada. An overview of the characteristics of the Comparator Group, as compared to TransCanada’s characteristics, is provided in the following table:

	TRANSCANADA	COMPARATOR GROUP(3)
INDUSTRY	North American Pipelines, Power	North American Pipelines, Power, Utilities; Canadian Oil and Gas
LOCATION	Calgary, Alberta	Principally Alberta

		MEDIAN	75th PERCENTILE
REVENUE(1)	$8.6 billion	$8.6 billion	$24.2 billion
MARKET CAPITALIZATION(2)	$24.8 billion	$20.0 billion	$34.5 billion
ASSETS(1)	$39.4 billion	$18.2 billion	$31.5 billion
EMPLOYEES(1)	Approximately 4,000	3,189	5,826

(1)	Revenue, assets and number of employees reflect 2008 information.
(2)

Market Capitalization value noted is calculated as at December 31, 2009 by multiplying the monthly closing price of common shares by the quarterly common shares outstanding for the most recently available quarter.

(3)	The members of the Compensation Comparator Group for 2009 were as follows:

Alliance Pipeline Ltd.

ATCO Ltd. & Canadian

Utilities Limited

ATCO Power

BP Canada Energy Company

Canadian Natural Resources Ltd.

Chevron Canada Limited

ConocoPhillips Canada Resources Ltd.

Devon Canada Corporation

Emera Inc. Enbridge Inc. / Enbridge Pipelines Inc. EnCana Corporation EPCOR Utilities Inc. ExxonMobil Canada Fortis Inc. Husky Energy Inc. Imperial Oil Ltd. Kinder Morgan Canada Inc.	Nexen Inc. Petro-Canada Shell Canada Ltd. Spectra Energy Suncor Energy Inc. Syncrude Canada Ltd. Talisman Energy Inc. TransAlta Corporation

Each Executive Officer’s position is benchmarked against similar positions in the Comparator Group.  The position-based compensation data from the Comparator Group (the “Comparator Market Data”) provides the initial pay reference point for the HR Committee. The annual Total Direct Compensation value an Executive Officer is awarded will vary based on an assessment of individual performance in the context of overall corporate performance, and will generally be set in accordance with the following guidelines (the “Pay Positioning Guidelines”):

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Pay Positioning Guidelines

IF AN EXECUTIVE’S PERFORMANCE…		“TOTAL DIRECT COMPENSATION” WILL BE…
meets objectives	à	generally comparable to median Total Direct Compensation market data

exceeds objectives	à	generally comparable to above-median Total Direct Compensation market data(1)

falls short of objectives	à	adjusted downward from the previous year(2)

(1)	The degree to which an Executive Officer’s Total Direct Compensation value is positioned above the median is relative to his or her assessed individual performance level.
(2)	The degree to which the pay is adjusted downward is also relative to individual performance. The adjustment is typically made through variable rather than fixed compensation.

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ELEMENTS OF COMPENSATION

Total Direct Compensation is an absolute dollar value that is determined based on a desired positioning to the Comparator Market Data.  This value is then allocated to the different forms of compensation:

The allocation of Total Direct Compensation value to the different compensation elements is not based on a set formula. The allocation is at the discretion of the HR Committee and the Board and is intended to reflect such things as market practices regarding the relative weighting afforded the different compensation elements (i.e., pay-mix) as well as their assessment of each of the Executive Officer’s past contribution and ability to contribute to future short, medium and long-term business results.

Overview of Compensation Elements

Component	Element	Form	Performance Period	Key Features	Purpose

FIXED	Base salary	Cash	1 year

·   Generally targeted around the median market data for similar roles.

·   Variance from median may be due to sustained individual high performance, the scope of the executive’s role within TransCanada, retention considerations and/or material differences in an Executive Officer’s responsibilities compared with similar roles in the Comparator Market Data.

·   Reviewed annually; changes, if any, typically made effective April 1.

· Provide income certainty. · Attract and retain executives.

45	TransCanada Corporation 2010 Management Proxy Circular

Component	Element	Form	Performance Period	Key Features	Purpose

VARIABLE OR AT-RISK	Short-term incentive	Annual cash bonus	1 year

·   Award is based on the HR Committee and Board’s assessment of each Executive Officer’s yearly individual contribution and performance against personal objectives in the context of overall annual corporate performance.

·   Specific target compensation values are not pre-set but consideration is given to Comparator Market Data when determining the award amount.

·   Motivate executives to achieve key annual business priorities and objectives.

·   Reward executives for relative annual contribution to the Company.

·   Align executives’ interests with those of the shareholders.

·   Attract and retain executives.

	Medium-term incentive	Performance share units	Up to 3 years with vesting at end of term

·   The Executive Share Unit Plan grants notional share units based on the allocated value of Total Longer-term Compensation divided by the fair market value of TransCanada’s common shares at the time of grant.

·   Value of common share dividends accrued through three-year term.

·   Number of units that vest for payment is subject to the attainment of specific corporate performance objectives, as determined by the HR Committee and the Board. (1)

·   The final payment is made in cash, less statutory withholdings.

· Motivate executives to achieve medium-term business objectives. · Align executives’ interests with those of the shareholders. · Attract and retain executives.
	Long-term incentive	Stock options	Vesting 33 1/3% at the end of each year for 3 years. Grants have a 7 year term

·   Stock options granted based on the allocated value of Total Longer-term Compensation divided by a compensation value per option which reflects the grant date fair value, as determined by the HR Committee.

·   Exercise price is the closing market price of TransCanada common shares on the TSX on the last trading day immediately preceding the grant date of the stock option.

·   Participants benefit only if the market value of TransCanada’s common shares at the time of stock option exercise is greater than the exercise price of the stock options at the time of grant.

· Motivate executives to achieve long-term sustainable business objectives. · Align executives’ interests with those of the shareholders. · Attract and retain executives.

(1)             The number of units vesting relative to corporate performance results is in accordance with the following guidelines:.

PERFORMANCE LEVEL		GENERAL DESCRIPTION		UNITS VESTING(1)

“Below threshold”	à	Results which are below an acceptable level of performance	à	zero units vest; no payment is made
“At threshold”	à	Results which are lower than expected, but still acceptable performance	à	50% of units vest for payment

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Between threshold and target, vesting on a pro-rata basis
“At target”	à	Results considered a stretch, but achievable; fully meet expectations	à	100% of units vest for payment
Between target and maximum, vesting on a pro-rata basis
“At or above maximum”	à	Results considered a substantial stretch; significantly exceed expectations	à	150% of units vest for payment

Other Compensation

Executive Officers receive other benefits that the Company believes are reasonable and consistent with the overall executive compensation program. These benefits are based on competitive market practices and support the attraction and retention of Executive Officers. Benefits include a defined benefit pension plan (described below in the section, “Pension and Retirement Benefits”), traditional health and welfare programs and executive perquisites.

The perquisite program provides a limited number of perquisites to the Executive Officers in 2009 which include:

·	an annual perquisite cash allowance to use for any purpose at the discretion of the Executive Officer valued at $4,500;
·	a limited number of luncheon and/or recreation club memberships, based on business need;
·	a Company-paid reserved parking stall valued at $5,440; and
·	an annual car allowance valued at $18,000.

The Committee may, from time to time, convey other benefits to an Executive Officer under specific circumstances or as a retention mechanism. If provided, such non-policy perquisites will be outlined in the footnotes to the Summary Compensation Table in the section, “Executive Compensation Tables”, below.

Annually, the HR Committee reviews the Executive Officers’ expenses and use by all executives of the corporate aircraft.  TransCanada permits the use of the corporate aircraft by any executive including the CEO only when it is integrally and directly related to performing the executive’s job.

Share Ownership Guidelines

The HR Committee has instituted share ownership guidelines for executives (the “Guidelines”) that encourage executives to achieve an ownership level in the Company that the HR Committee views as significant in relation to each executive’s base salary. Minimum ownership requirement is a multiple of base salary depending on the role of executive.  Executives generally have five years to meet this requirement.  Once an executive is deemed to have reached the minimum ownership requirement, the HR Committee uses discretion in the maintenance of this level in the event of subsequent share price fluctuations.  The level of ownership can be achieved through the purchase of common shares or units, by participation in the TransCanada Dividend Reinvestment Plan or through unvested performance share units. The Guidelines require that at least 50% of the ownership level be in “actual shares” (i.e., TransCanada common shares or units of any TransCanada sponsored limited partnership). Unvested performance share units from the Executive Share Unit Plan only count to a maximum of 50% of the ownership level.

The HR Committee annually reviews a calculation of ownership levels under the Guidelines and, in 2009, noted that all Executive Officers had met their minimum ownership requirements.  Ownership level calculations pursuant to the Guidelines for the Executive Officers are found in the section, “Compensation Decisions Made in 2010 Reflecting 2009 Performance — Executive Officer Profiles”.

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COMPENSATION DECISION-MAKING PROCESS

Overview

The following is a general overview of the process used to determine the Total Direct Compensation awards for Executive Officers:

Roles & Responsibilities

Contributor	Key Accountabilities

TransCanada’s Human Resources Management

·   Acquires, analyzes and interprets all compensation market data used by the CEO in the formulation of Total Direct Compensation recommendations for his direct reports.

·   Provides the HR Committee and the Chair of the Board with relevant market data and other information, as requested, in order to support the HR Committee’s deliberations regarding the CEO’s Total Direct Compensation.

Chief Executive Officer

·   Engages in discussions with the HR Committee concerning the determination of performance objectives for the Executive Officers and the assessment of whether, and to what extent, criteria for the previous year have been achieved by those individuals.

·   Makes recommendations to the HR Committee regarding the level and form of compensation awards for his direct and certain indirect reports.

·   Reviews, evaluates and recommends to the Board all key performance objectives, measures and metrics used for compensation-related purposes.

·   Provides a self-assessment of his own performance for the HR Committee and the Board.

HR Committee

·   Directs management and/or the HR Committee’s Consultant and other advisors to gather information on its behalf, and provide initial analysis and commentary.

·   Determines and recommends for approval to the Board all remuneration to be awarded through the executive compensation program to the Executive Officers.

External Compensation Consultant to the HR Committee

·   The Consultant’s mandate is to:

o      provide an assessment of management’s proposals relating to the compensation of the Executive Officers;

o      attend all HR Committee meetings (unless otherwise requested by the HR Committee Chair); and

o      provide data, analysis or opinion on compensation-related matters if requested by the HR Committee Chair.

·   At every meeting, meets with the HR Committee without members of management present.

·   Communicates directly with members of the HR Committee outside of the HR Committee’s meetings as requested by the HR Committee members.

·   Upon direction and approval from the HR Committee Chair, may provide consulting advice to TransCanada management.

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Contributor	Key Accountabilities

Other Advisors to the HR Committee	· Provide non-compensation-related services, as required and directed by the HR Committee Chair.

Board	· Reviews and approves all remuneration to be awarded through the executive compensation program to the Executive Officers, in consideration of recommendations from the HR Committee.

The Independence of the External Compensation Consultant to the HR Committee

The HR Committee has retained the services of an individual consultant (the “Consultant”) from Towers Watson (formerly Towers Perrin) as the HR Committee’s advisor on human resources matters. The HR Committee chose the individual consultant it believed would provide the highest quality of independent advice. The fact that the Consultant is employed by Towers Watson, a pre-eminent human resources consulting firm that also provides services to TransCanada in several areas, was known to the HR Committee at the time of the Consultant’s original engagement. It is the HR Committee’s view that the Consultant is capable of providing candid and direct advice independent of management’s influence.

Numerous steps have been taken by both Towers Watson and TransCanada to satisfy the objective of ensuring the Consultant’s independence.

·                  Towers Watson has confirmed that no part of the Consultant’s pay is directly impacted by growth or decline of Towers Watson’s services to TransCanada. Towers Watson has also ensured that the Consultant:

o                 is not the “client relationship manager” for services provided to the Company;

o                 does not participate in any client development activities related to increasing Towers Watson’s consulting services to TransCanada; and

o                 other than consulting for the HR Committee, does not work on any other consulting assignments for TransCanada.

·                  TransCanada has ensured that the Consultant:

o                 reports to, and interacts directly with, the HR Committee on all matters related to executive compensation; and

o                 has limited interactions with management unless specifically related to those matters for which the Consultant is engaged on the Committee’s behalf or in relation to proposals that will be presented to the HR Committee for review or approval.

The fees paid to Towers Watson in 2009 for the Consultant’s services to the HR Committee were approximately $131,000.

The HR Committee annually reviews the projects performed for TransCanada by other consultants at Towers Watson and the fees charged for the services rendered. For 2009, these services included providing the Company’s Human Resources Management with executive, non-executive and Board member compensation market data, as well as benefit and pension actuarial consulting services for both U.S. and Canadian operations. The aggregate fees billed by Towers Watson to the Company for 2009 (exclusive of the Consultant’s fees) were approximately $2.5 million.

Stock Option Granting Process

Generally, stock option grants are determined as part of the annual deliberations regarding Total Direct Compensation. The process is as follows:

·                  The CEO recommends to the HR Committee the stock option grant value for all executives (except his own).

·                  HR Committee recommends the stock option grant value for Executive Officers (including the CEO) to the Board and approves the stock option grant value for all other executives.

49	TransCanada Corporation 2010 Management Proxy Circular

·                  The Board approves the value of the Executive Officers’ stock options grants.

·                  The HR Committee approves all individual stock option grants.

Internal Equity and Retention Value

Executive Officer compensation relative to other executives at TransCanada (“internal equity”) is informally taken into account by the HR Committee and the Board during the annual Total Direct Compensation deliberations.  This is especially true when the benchmark data for a particular role does not reflect the relative scope of TransCanada’s role.  In such cases, other internal roles that have strong market data may be used to complete an assessment of relativity.

The HR Committee and the Board also consider the retentive potential of its compensation decisions. Retention of the Executive Officers is critical to business continuity, stakeholder relationship management, succession planning and achieving the desired short and longer-term results for the Company.

Previously Awarded Compensation

The HR Committee approves or recommends compensation awards, including stock options, which are not contingent on the number, term or current value of other outstanding compensation previously awarded to the individual. The HR Committee believes that reducing or limiting current stock option grants, performance share units or other forms of compensation because of prior gains realized by an Executive Officer would unfairly penalize the executive and reduce the motivation for continued high achievement. Similarly, the HR Committee does not purposefully increase longer term incentive compensation value in a given year to offset less-than-expected returns from previous awards.

The HR Committee receives “tally sheets” which provide context for the decisions they make in relation to Total Direct Compensation. Although this information does not necessarily drive decision making with regard to specific pay elements, these tally sheets enable the HR Committee to:

·                  complete an overall assessment of Total Direct Compensation levels in relation to performance;

·                  evaluate pay mix;

·                  for equity-based compensation, assess level of wealth creation opportunities afforded and the potential retention risks due to unvested and/or out-of-the money values; and

·                  determine if changes are required to severance plans or employment agreements to ensure alignment with the Company’s business and executive attraction and retention objectives.

The tally sheets used by the HR Committee include the following information:

Analysis	Description

Three-year Total Direct Compensation History

·   Three-year history of each Executive Officer’s and certain other executives’ previously awarded Total Direct Compensation on an element by element basis.

·   Enables the HR Committee to track changes in an Executive Officer’s Total Direct Compensation from year to year and to remain aware of the historical performance assessments and resulting compensation for each individual.

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Analysis	Description

Economic Impact Analysis

·   Models compensation scenarios for the Executive Officers and certain other executives that illustrate the impact of various future corporate performance outcomes on previously awarded and outstanding compensation.

·   Allows the HR Committee to determine if modelled compensation results are reasonable and deliver the expected level of differentiation of compensation value based on performance, as understood by the HR Committee.

·   Following their 2009 review of the resulting analyses, the HR Committee was satisfied that, in aggregate, there had been an appropriate pay for performance relationship for the Executive Officers.

Compensation “Look-back” Analysis

·   A summary showing each Executive Officer’s total income (i.e., realized and accrued) since his or her appointment to a position or based on his or her tenure with the Company.

·   The 2009 analysis included total pay realized/accrued by the Executive Officers since January 1, 2005 or the period they had served as an Executive Officer, if less.

·   The HR Committee requests this information from the Consultant on a bi-annual basis.

Severance/Change of Control Modeling

·   Calculates severance payment amounts for each of the Executive Officers as calculated under separation agreements made with each Executive Officer.

·   The data annually provided to the HR Committee represents the total value to be paid to the Executive Officer in the event of termination without cause, both with and without a deemed change of control as well as the additional payment that could be made under a non-competition provision.

Performance Assessment

The Board approves annual corporate objectives that reflect the incremental achievements necessary to support the Company’s core strategies. The HR Committee and the Board’s comprehensive assessment of the results achieved against the annual corporate objectives and related business circumstances provides the context for the evaluation of the individual Executive Officers for Total Direct Compensation.

CORE STRATEGIES The core strategies guide how TransCanada deploys resources that will allow the Company to achieve its vision of being the leading energy infrastructure company in North America.
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ANNUAL CORPORATE OBJECTIVES

The Board approves annual corporate objectives that support TransCanada’s core strategies for growth and value creation.  These quantitative and qualitative objectives are referenced by the HR Committee and the Board for compensation decision-making.  The HR Committee and the Board’s assessment of overall corporate performance provides general context for the review of the individual performance of the Executive Officers.

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INDIVIDUAL OBJECTIVES FOR THE EXECUTIVE OFFICERS

The HR Committee and the Board approve annual individual performance objectives for the Executive Officers that align with the annual corporate objectives and reflect key performance areas for each executive relative to their specific role.  The HR Committee’s assessment of individual Executive Officer’s results achieved is considered in recommending the level of Total Direct Compensation to be approved by the Board.

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COMPENSATION DECISIONS MADE IN 2010 REFLECTING 2009 PERFORMANCE

Overall Corporate Performance

TransCanada’s corporate performance is measured by how well the Company achieves annual corporate objectives as evidenced by financial and operational results that support the Company’s core strategies. The table below highlights TransCanada’s key financial objectives and results for 2009 as compared with the previous two years:

Key Financial Measures (millions of dollars)(1)	2009 Objectives(2)	2009 Results	2008 Results	2007 Results
Comparable Earnings	1,308 to 1,388	1,325	1,279	1,100
Comparable Funds Generated From Operations	2,919 to 3,031	3,080	2,811	2,621

Key Per Share Measures ($)
Comparable Earnings per Share - Basic(3)	2.12 to 2.25	2.03	2.25	2.08
Comparable Funds Generated From Operations Per Share - Basic(3)	4.73 to 4.93	4.72	4.93	4.95

(1)	All values are expressed in Canadian dollars.

(2)	Values denote the range of outcomes that represent “satisfactory” to “exceed expectations” performance.

(3)

The 2009 objectives for Comparable Earnings per Share and Comparable Funds Generated From Operations per Share were established based on the number of common shares outstanding at the end of 2008 of 617 million. The 2009 results noted in the table reflect the weighted average common shares outstanding in 2009 of 652 million. For comparative purposes, the 2009 results noted below have been adjusted relative to the number of common shares outstanding at the end of 2008:

	·	Earnings per Share = $2.15 (or above “satisfactory”);

	·	Funds Generated From Operations Per Share = $4.99 (or above “exceeds expectations”).

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The following table highlights the business results achieved in 2009 that support each of the strategies:

Core Strategies	Results Achieved in 2009

Maximize the full-life value of TransCanada’s infrastructure assets and commercial positions

·   Canadian Pipelines achieved excellent financial and business performance, with strong earnings before interest, taxes, depreciation and amortization (“EBITDA”), operational efficiencies and made significant progress on several complex commercial initiatives.

·   U.S. Pipelines had strong financial performance from Iroquois, Great Lakes and ANR pipeline systems; performance was as expected from PNGTS, GTN and Northern Border pipeline systems.  Significant progress was made on the restructuring and consolidation of U.S. Pipelines in Houston.

·   Western Power financial results were below expectations, however noteworthy results were achieved on longer term initiatives.

·   Eastern Power demonstrated excellent physical and commercial performance and achieved financial performance expectations.  The year presented the successful start-up of the Portlands Energy Centre, which was completed under budget, and strong financial results from Bécancour, Grandview, and Cartier Wind generating facilities.

·   Bruce Power exceeded financial performance expectations and also completed a critical commercial restructuring agreement; however it had project management challenges from a timing and cost perspective.

·   The Ravenswood integration was successfully completed and the first phase of the Kibby Wind development was placed in service ahead of schedule and completed under budget, but the financial performance of U.S. Power was weak due to low power prices.

·   Gas Storage realized exceptionally strong financial performance.

Cultivate a focused portfolio of high quality development options

·   The Pipelines business achieved notable project developments that include Bison, Manzanillo, British Columbia shale gas connections and Canadian system expansions. Potential major advances include the Keystone oil expansion, the Alaska partnership with ExxonMobil Corporation and the restructured Mackenzie project.

·   The Energy business attained notable development outcomes that included the contract for the Oakville generating station, Zephyr transmission project, and numerous early-stage thermal and renewable power and gas storage projects.

Commercially develop and physically execute new asset investment program

·   TransCanada successfully executed the largest annual capital program in its corporate history, coming in under budget on a diverse suite of Energy and Pipeline projects.

·   The Company also completed the acquisition of all partner interests in the Keystone oil pipeline project.

·   Project management on both Energy and Pipeline projects was noteworthy, with strong teams, excellent project management systems, and strong support from all corporate departments.

Maximize TransCanada’s competitive strengths

·   TransCanada continued to build its competitive position through steady improvement in market knowledge, relationships and reputation. Notably, the consolidation of U.S. Pipelines commercial functions in Houston will offer a stronger and more effective presence in the U.S. Pipeline business.

·   The Company continued to advance its industry leading position as a superior asset operator with break-through performance in safety and operations

·   Significant progress was achieved on people and organizational objectives, through employee and leadership development, better performance management, and a streamlined organization.

·   The Company successfully financed the largest capital program in its history, while maintaining balance sheet ratios.

Maximize TransCanada’s reputation and standing in financial markets

·   TransCanada worked closely with credit rating agencies, banks, and institutional investors to maintain an “A” grade debt rating while raising significant new capital to finance its capital program.

·   The Company worked diligently to maintain and enhance the confidence of equity analysts, investors, and the financial press.

·   TransCanada debt is consistently rated low risk; TransCanada equity is consistently rated a buy for long term growth and value creation.

Further information regarding TransCanada’s corporate financial and business performance can be found in the 2009 Management Discussion and Analysis in TransCanada’s 2009 Annual Report.

53	TransCanada Corporation 2010 Management Proxy Circular

The HR Committee and the Board noted that during 2009 the Company made significant progress in successfully executing its $22 billion capital program.  The program has been well managed and the projects are largely being completed on time and at or below budget.  During 2008 and 2009, $2.4 billion of common and preferred equity was raised to finance this significant portfolio of quality infrastructure projects.  These equity issuances were viewed as prudent and necessary to allow the Company to maintain its financial capacity and credit ratings which are critical to its ability to continue to grow.  It was also noted that the projects currently under development will deliver incremental value to shareholders in coming years.  It was recognized that the equity issuance in 2009 had a dilutive impact on the Company’s annual earnings per share results.  While total earnings were up year over year, on a per share basis the results decreased.  This had a related negative impact on the Company’s stock price performance and resulted in a “below-expectation” performance of Total Shareholder Return for the year.

Looking forward, the HR Committee and the Board agreed that TransCanada should be in a position to generate strong, long-term financial returns for shareholders as a result of the growing portfolio of high-quality energy infrastructure assets, proven project development and execution capabilities and the Company’s strong financial position.  They also reviewed the operational results of the Company, including its customer ratings, health, safety and environment and other measures.

For 2009, the HR Committee and the Board concluded that overall, the Company met its performance objectives.  After considering these performance results, they determined that overall corporate performance in 2009 was at “target” and that this rating would serve to provide context for the 2010 review of compensation for the Executive Officers. The Total Direct Compensation awarded to the Executives Officers reflects the results achieved in their respective key performance areas.

In addition, the Board approved 2010 annual corporate objectives that continue to focus on achieving the financial and operational results that support TransCanada’s core strategies for growth and value creation.

Medium-term Incentives

2007 Performance Share Unit Grant Payout

As noted in the table above, “Overview of Compensation Elements” for the “Medium-term incentive” element, the Executive Share Unit Plan provides for vesting from zero to 150% of units granted based on the HR Committee and Board’s assessment of performance over the course of the three-year term.  They considered the following three-year performance results as the basis for their decision:

MEASURE	PERIOD	THRESHOLD	TARGET	MAXIMUM	RESULTS
Percent growth of Absolute Total Shareholder Return (“TSR”)	Jan/07 to Dec/09 (1)	11%	27%	40%	0.31%

Relative TSR against the Peer Group(2)	Jan/07 to Dec/09 (1)	P25 (25th percentile)	P50 (50th percentile)	P75 (75th percentile)	Between P25 and P50

Earnings per Share (“EPS”) (comparable, equity method)	Cumulative Annual Results 2007 – 2009(3)(4)	$5.13	$5.71	$6.02	$6.37

Funds Generated from Operations per Share (“FGFOPS”) (equity method)	Cumulative Annual Results 2007 – 2009(3)(4)	$12.24	$12.87	$13.18	$13.40

TransCanada Corporation 2010 Management Proxy Circular	54

(1)         Results for TSR measures reported as of December 31, 2009 where the closing share price was $36.19

(2)       The members of the Peer Group for this performance share unit grant included the following companies:

Canadian Utilities Inc. Dominion Resources DTE (Detroit Edison) Duke Energy Corporation El Paso Emera Inc.	Enbridge Inc. Entergy Corporation Exelon Corporation Fortis Inc. Sempra Corporation Southern Company	Southern Union Company Spectra Energy Corp. TransAlta Corporation Williams Companies, Inc. (The) Xcel Energy Inc.

(3)       Targets for financial measures are set based on the sum total of annual objectives over the noted period.

(4)       Results for financial measures are based on the final audited results as of December 31, 2009.

The HR Committee and the Board reviewed, in detail, the performance results for the 2007 grant of performance share units.  They determined that 85% of the outstanding units would vest for payment.  This vesting level represented performance that was below “target”, but above “threshold” level in accordance with the vesting guidelines described in more detail in footnote 1 to the table “Overview of Compensation Elements” for the “Medium-term incentive” element, above. Although specific weightings for the performance measures were not approved for the 2007 grant, the following performance results were considered against the pre-established three-year corporate performance objectives for the 2007 grant by the HR Committee and the Board in making the final payout determination:

·	TransCanada’s absolute TSR did not reach the “threshold” level and therefore was equivalent to a vesting level of 0%.
·	The relative TSR measure was between the “target” level (a 100% vesting level) and the “threshold” level (a 50% vesting level).
·	The two financial measures for which management had the most control, EPS and FGFOPS, posted results that were over the “maximum performance level” (or 150% vesting level).

Applying equal weight to the performance results would have led to a 95% vesting level or very close to “target”.  However, the HR Committee and the Board placed more emphasis on the absolute and relative TSR and determined that an 85% vesting level was more appropriately aligned with shareholder interests.

More information regarding the value paid to the Executive Officers from the vesting of the 2007 performance share unit grant can be found in the section “Incentive Plan Awards – Value Vested During the Year”, below.

55	TransCanada Corporation 2010 Management Proxy Circular

2010 Performance Share Unit Grant

For this grant, the HR Committee approved the following performance measures for the three-year term and weightings for each category:

Executive Officer Profiles

The following profiles for each of the Executive Officers provide the following information:

·                  a summary of key performance accomplishments for 2009;

·                  the Total Direct Compensation awarded by the Board to each Executive Officer in 2010 for performance in 2009(1);

·                  previous two-year awarded compensation history;

·                  the resulting pay-mix from 2010 compensation award; and

·                  share ownership status at year end.

(1)             This information is supplemental to, and not intended as a replacement for the data which is required to be disclosed in the Summary Compensation Table.

For profiles in this section, all compensation values listed resulted from the HR Committee and Board’s annual Total Direct Compensation deliberation process.  Any compensation awarded to an Executive Officer during the noted financial year but outside of that process is captured in footnotes to the “Awarded Compensation” table in their profile.

TransCanada Corporation 2010 Management Proxy Circular	56

Harold (Hal) N. Kvisle
President & Chief Executive Officer

Key Performance Accomplishments in 2009
·	Target achievement of overall corporate objectives.
·	Significant progress in business development, with tangible progress on long-term, large-scale growth initiatives.
·	Successful financing of the largest capital program in company history while maintaining balance sheet ratios.
·

Significant progress in the areas of leadership development and succession planning; high levels of employee engagement across the organization; substantial organizational efficiencies gained through consolidation of U.S. commercial operations.

·	Continued strengthening of relationships in the regulatory, political and business arenas, leading to positive project and commercial outcomes in Pipelines and Energy.

AWARDED COMPENSATION	2010	2009	2008
	($)	($)	($)
FIXED
Annual Base Salary(1)	1,250,000	1,250,000	1,250,000

VARIABLE
Cash Bonus(2)	1,650,000	1,850,000	1,550,000
Performance Share Units(3)	3,000,000	3,040,000	3,000,000
Stock Options(4)	1,000,000	960,000	1,000,000

TOTAL DIRECT COMPENSATION	6,900,000	7,100,000	6,800,000
Change from previous year	-3%	+ 4%	-

2010 PAY MIX(5)

OWNERSHIP(6)
		Total Ownership	Total
Minimum	Minimum	Value under the	Ownership as
Ownership	Ownership	Guidelines	a Multiple of
Level	Value ($)	($)	Base Salary
3 x	3,750,000	4,896,371	3.9x

(1)	The annual base salary rate as at April 1st of the noted year.
(2)	The total cash bonus awarded for performance attributable to the noted financial year, and paid in the first quarter following the completion of the financial year.
(3)	The value of performance share units awarded during the annual granting process for the noted year.
(4)	The compensation value of stock options granted during the annual granting process for the noted year.
(5)	Pay mix is the resulting relative value of each compensation element following the allocation of Total Direct Compensation value and is expressed as a percentage of Total Direct Compensation.
(6)

Value of ownership determined as at December 31, 2009, using the 20 day volume-weighted average closing price of TransCanada’s common shares of $35.36 and the 20 day volume-weighted average closing price of TC PipeLines, LP units of $36.26.  For further information regarding the Share Ownership Guidelines, refer to the section “Elements of Compensation - Share Ownership Guidelines”, above.

57	TransCanada Corporation 2010 Management Proxy Circular

Gregory (Greg) A. Lohnes
Executive Vice-President and Chief Financial Officer

Key Performance Accomplishments in 2009
·	Successful financing of the largest capital program in company history while maintaining balance sheet ratios.
·	Counterparty defaults negligible in difficult economic conditions.
·	Strengthened relationships with Canadian, U.S. and European major shareholders and debt holders.
·	Significant improvements in the clarity of quarterly financial reporting, with sound plans to transition to International Financial Reporting Standards (“IFRS”) in 2011.

AWARDED COMPENSATION	2010	2009	2008
	($)	($)	($)
FIXED
Annual Base Salary(1)	430,000	430,000	430,000

VARIABLE
Cash Bonus(2)	600,000	550,000	490,000
Performance Share Units(3)	615,000	584,000	547,500
Stock Options(4)	205,000	216,000	182,500

TOTAL DIRECT COMPENSATION	1,850,000	1,780,000	1,650,000
Change from previous year	+4%	+8%	-

2010 PAY MIX(5)

OWNERSHIP(6)
		Total Ownership	Total
Minimum	Minimum	Value under the	Ownership as
Ownership	Ownership	Guidelines	a Multiple of
Level	Value ($)	($)	Base Salary
2 x	860,000	1,086,211	2.5 x

(1)	The annual base salary rate as at April 1st of the noted year.
(2)	The total cash bonus awarded for performance attributable to the noted financial year, and paid in the first quarter following the completion of the financial year.
(3)	The value of performance share units awarded during the annual granting process for the noted year.
(4)	The compensation value of stock options granted during the annual granting process for the noted year.
(5)	Pay mix is the resulting relative value of each compensation element following the allocation of Total Direct Compensation value and is expressed as a percentage of Total Direct Compensation.
(6)

Value of ownership determined as at December 31, 2009, using the 20 day volume-weighted average closing price of TransCanada’s common shares of $35.36 and the 20 day volume-weighted average closing price of TC PipeLines, LP units of $36.26. For further information regarding the Share Ownership Guidelines, refer to the section “Elements of Compensation - Share Ownership Guidelines”, above.

TransCanada Corporation 2010 Management Proxy Circular	58

Russell (Russ) K. Girling
Chief Operating Officer

Key Performance Accomplishments in 2009
·	Strong financial performance in Pipelines in the face of weak economic conditions, with positive outcomes in the regulatory arena.
·	Successful transition to the role of Chief Operating Officer, demonstrating strong leadership across expanded responsibilities.
·	Significant progress in business development, capturing significant near-term investment opportunities and progressing long-term, large-scale growth initiatives.
·	Substantial organizational efficiencies gained through consolidation of U.S. Pipeline commercial operations.
·	Successful completion of the construction of the first phase of the Keystone oil pipeline project.

AWARDED COMPENSATION	2010	2009*	2008
	($)	($)	($)
FIXED
Annual Base Salary(1)	800,000	700,000	700,000

VARIABLE
Cash Bonus(2)	900,000	950,000	900,000
Performance Share Units(3)	2,100,000	1,520,000	1,500,000
Stock Options(4)	700,000	480,000	500,000

TOTAL DIRECT COMPENSATION	4,500,000	3,650,000	3,600,000
Change from previous year	+23%	+1%	-

*

In recognition of his promotion to Chief Operating Officer, in September 2009, the HR Committee increased Mr. Girling’s annual base salary rate to $800,000 and awarded him a special stock option grant valued at $479,000.  As a result of these mid-year changes, Mr. Girling’s Total Direct Compensation value was increased to $4,229,000.

2010 PAY MIX(5)

OWNERSHIP(6)
		Total Ownership	Total
Minimum	Minimum	Value under the	Ownership as
Ownership	Ownership	Guidelines	a Multiple of
Level	Value ($)	($)	Base Salary
2 x	1,600,000	2,217,537	2.8 x

(1)	The annual base salary rate as at April 1st of the noted year.
(2)	The total cash bonus awarded for performance attributable to the noted financial year, and paid in the first quarter following the completion of the financial year.
(3)	The value of performance share units awarded during the annual granting process for the noted year.
(4)	The compensation value of stock options granted during the annual granting process for the noted year.
(5)	Pay mix is the resulting relative value of each compensation element following the allocation of Total Direct Compensation value and is expressed as a percentage of Total Direct Compensation.
(6)

Value of ownership determined as at December 31, 2009, using the 20 day volume-weighted average closing price of TransCanada’s common shares of $35.36 and the 20 day volume-weighted average closing price of TC PipeLines, LP units of $36.26.  For further information regarding the Share Ownership Guidelines, refer to the section “Elements of Compensation - Share Ownership Guidelines”, above.

59	TransCanada Corporation 2010 Management Proxy Circular

Alexander (Alex) J. Pourbaix
President, Energy and Executive Vice-President Corporate Development

Key Performance Accomplishments in 2009
·	Strong financial performance in Eastern Power, Bruce Power and the natural gas storage business.
·	Noteworthy results achieved on longer term initiatives in Western Power and U.S. Power.
·	Continuing success in new business development.
·	Effective commercial integration of new assets and businesses.
·	Strong focus on sustaining TransCanada’s Energy businesses over the longer term.

AWARDED COMPENSATION	2010	2009	2008
	($)	($)	($)
FIXED
Annual Base Salary(1)	700,000	700,000	700,000

VARIABLE
Cash Bonus(2)	740,000	900,000	900,000
Performance Share Units(3)	1,500,000	1,520,000	1,500,000
Stock Options(4)	500,000	480,000	500,000

Total Direct Compensation	3,440,000	3,600,000	3,600,000
Change from previous year	-4%	0%	-

2010 PAY MIX(5)

OWNERSHIP(6)
		Total Ownership	Total
Minimum	Minimum	Value under the	Ownership as
Ownership	Ownership	Guidelines	a Multiple of
Level	Value ($)	($)	Base Salary
2 x	1,400,000	1,635,095	2.3 x

(1)	The annual base salary rate as at April 1st of the noted year.
(2)	The total cash bonus awarded for performance attributable to the noted financial year, and paid in the first quarter following the completion of the financial year.
(3)	The value of performance share units awarded during the annual granting process for the noted year.
(4)	The compensation value of stock options granted during the annual granting process for the noted year.
(5)	Pay mix is the resulting relative value of each compensation element following the allocation of Total Direct Compensation value and is expressed as a percentage of Total Direct Compensation.
(6)

Value of ownership determined as at December 31, 2009 using the 20 day volume-weighted average closing price of TransCanada’s common shares of $35.36 and the 20 day volume-weighted average closing price of TC PipeLines, LP units of $36.26.  For further information regarding the Share Ownership Guidelines, refer to the section “Elements of Compensation - Share Ownership Guidelines”, above.

TransCanada Corporation 2010 Management Proxy Circular	60

Don Wishart
Executive Vice-President, Operations and Major Projects

Key Performance Accomplishments in 2009
·	Exceptional leadership of operating and project management teams.
·	Successful execution of major capital projects, including the successful completion of the construction of the first phase of the Keystone oil pipeline project.
·	Top quartile safety, efficiency and reliability performance.
·	Significant cost reductions throughout operations and in support functions.
·	Effective operational integration of new assets and businesses.

AWARDED COMPENSATION	2010	2009	2008
	($)	($)	($)
FIXED
Annual Base Salary(1)	600,000	550,000	550,000

VARIABLE
Cash Bonus(2)	650,000	600,000	550,000
Performance Share Units(3)	1,087,500	1,014,000	900,000
Stock Options(4)	362,500	336,000	300,000

Total Direct Compensation	2,700,000	2,500,000	2,300,000
Change from previous year	+8%	+9%	-

2010 PAY MIX(5)

OWNERSHIP(6)
		Total Ownership	Total
Minimum	Minimum	Value under the	Ownership as
Ownership	Ownership	Guidelines	a Multiple of
Level	Value ($)	($)	Base Salary
2 x	1,100,000	2,998,645	5.5 x

(1)	The annual base salary rate as at April 1st of the noted year.
(2)	The total cash bonus awarded for performance attributable to the noted financial year, and paid in the first quarter following the completion of the financial year.
(3)	The value of performance share units awarded during the annual granting process for the noted year.
(4)	The compensation value of stock options granted during the annual granting process for the noted year.
(5)	Pay mix is the resulting relative value of each compensation element following the allocation of Total Direct Compensation value and is expressed as a percentage of Total Direct Compensation.
(6)

Value of ownership determined as at December 31, 2009, using the 20 day volume-weighted average closing price of TransCanada’s common shares of $35.36 and the 20 day volume-weighted average closing price of TC PipeLines, LP units of $36.26.  For further information regarding the Share Ownership Guidelines, refer to the section “Elements of Compensation - Share Ownership Guidelines”, above.

61	TransCanada Corporation 2010 Management Proxy Circular

PERFORMANCE GRAPH

The following chart compares TransCanada’s five-year cumulative TSR to the S&P/TSX composite index (assuming reinvestment of dividends and considering a $100 investment on December 31, 2004 in TransCanada’s common shares). The TSR analysis is superimposed on the aggregate Total Direct Compensation value awarded to the Executive Officers pursuant to the noted year.

As discussed throughout this section, the HR Committee and the Board consider a number of factors and performance elements when determining compensation for the Executive Officers.  Although TSR is one performance measure that is reviewed, it is not the only consideration in executive compensation deliberations. As a result, a direct correlation between TSR over a given period and executive compensation levels is not necessarily anticipated.  However, in the longer-term, the Executive Officers’ realized compensation is directly impacted by TransCanada’s share price.  A significant portion of their Total Direct Compensation is equity-based, which aligns award payouts with shareholder returns.

	Dec. 31, 2004 ($)	Dec. 31, 2005 ($)	Dec. 31, 2006 ($)	Dec. 31, 2007 ($)	Dec. 31, 2008 ($)	Dec. 31, 2009 ($)	Compound Annual Growth (%)
TransCanada	100	127.4	146.2	150.7	127.7	146.0	7.9
TSX	100	124.1	145.6	159.9	107.1	144.6	7.7

TransCanada Corporation 2010 Management Proxy Circular	62

EXECUTIVE COMPENSATION TABLES

All compensation values disclosed in this section, unless otherwise noted, are expressed in Canadian dollars and are generally delivered from compensation plans and programs that are described in detail under the section above “Compensation Discussion and Analysis” or from retirement arrangements reported under the section below “Pension and Retirement Benefits” in this Proxy Circular.

The Executive Officers also serve as executive officers of TCPL. An aggregate remuneration is paid for serving as an executive of TransCanada and for service as an executive officer of TCPL. Since TransCanada does not hold any material assets directly other than the common shares of TCPL and receivables from certain of TransCanada’s subsidiaries, all executive employee costs are assumed by TCPL according to a management services agreement between the two companies.

SUMMARY COMPENSATION TABLE

The following table outlines the summary of compensation received by the Executive Officers during or for the 2009, 2008, and 2007 financial years:

					Non-equity Incentive Plan Compensation
Name and Principal Position	Year	Salary(1) ($)	Share- based Awards(2) ($)	Option- based Awards(3) ($)	Annual Incentive Plans(4) ($)	Long- term Incentive Plans(5) ($)	Pension Value(6) ($)	All Other Compensation (7) ($)	Total Compensation ($)
(a)	(b)	(c)	(d)	(e)	(f1)	(f2)	(g)	(h)	(i)
H.N. Kvisle	2009	1,250,004	3,040,000	960,000	1,650,000	628,875	157,000	12,500	7,698,379
President & Chief Executive Officer	2008	1,237,503	3,000,000	1,000,000	1,850,000	702,000	753,000	12,354	8,554,857
	2007	1,175,001	2,378,696	771,304	1,550,000	663,000	1,324,000	11,708	7,873,709
G.A. Lohnes	2009	430,008	584,000	216,000	600,000	70,950	7,000	4,300	1,912,258
Executive Vice-President & Chief Financial Officer	2008	415,008	547,500	182,500	550,000	79,200	349,000	110,682	2,233,890
	2007	362,508	422,878	137,122	490,000	104,742	181,000	158,061	1,856,311
R.K. Girling	2009	750,006	1,520,000	959,000	900,000	322,500	653,000	74,943	5,179,449
Chief Operating Officer	2008	682,506	1,500,000	500,000	950,000	396,000	352,000	6,796	4,387,302
	2007	602,502	1,261,088	408,912	900,000	408,220	594,000	5,979	4,180,702
A.J. Pourbaix	2009	700,008	1,520,000	480,000	740,000	206,400	11,000	58,458	3,715,866
President, Energy & Executive Vice-President Corporate Development	2008	682,506	1,500,000	500,000	900,000	255,600	343,000	66,796	4,247,902
	2007	602,502	1,261,088	408,912	900,000	241,400	575,000	61,479	4,050,381
D.M. Wishart	2009	550,008	1,014,000	336,000	650,000	161,250	43,000	26,500	2,780,758
Executive Vice-President, Operations & Major Projects	2008	537,507	900,000	300,000	600,000	180,000	277,000	26,354	2,820,861
	2007	475,005	755,143	244,857	550,000	204,220	467,000	46,708	2,742,934

(1)	This column reflects actual base salary earnings during the noted financial year.

(2)

This column shows the Total Direct Compensation value that was awarded as performance share units.  The number of share units awarded is created by taking the value noted and dividing it by the valuation price at the time of grant, namely $32.98 for 2009, $39.87 for 2008, and $40.45 for 2007.  The valuation price is based on the volume-weighted average closing price of TransCanada’s common shares during the five trading days immediately prior to and including the grant date.

TransCanada Corporation 2010 Management Proxy Circular	63

(3)

This column shows the total compensation value of stock options awarded to the Executive Officers during each of the financial years noted.  For 2007, the exercise price of a stock option granted to Canadian executives represented the volume-weighted closing price for the five trading days immediately preceding the grant.  In 2008, the exercise price methodology was changed to represent the closing market price of TransCanada common shares on the TSX for the trading day immediately prior to the award date of the option.  The exercise price of stock options granted to executives during the annual stock option granting process was $31.97 in 2009, $39.75 in 2008 and $38.10 in 2007.

In conjunction with his promotion to Chief Operating Officer, on September 14, 2009, the HR Committee awarded Mr. Girling a special grant of 100,000 stock options valued at $479,000 with an exercise price of $31.93.  This grant was in addition to the grant of 100,000 stock options valued at $480,000 that Mr. Girling received earlier in the year during the annual stock option granting process.

(4)

Amounts referred to in this column are paid as annual cash bonuses and are attributable to the noted financial year. These payments are generally made by March 15 in the year that follows the financial year.

(5)

This column contains the value awarded from a grandfathered dividend-value plan under which grants are no longer made. The HR Committee and the Board determined an annual unit value of $1.29 per unit for 2009, $1.44 per unit for 2008, and $1.36 per unit for 2007 be awarded for all outstanding units held under the plan.  Further information regarding this plan is noted in section “Non-equity Long-term Incentive Plan”, below.

(6)

This column includes the annual compensatory value from the defined benefit pension plan.  The annual compensatory value is the compensatory change in the accrued obligation and includes the service cost to TransCanada in 2009, plus compensation changes that were higher or lower than the salary assumption, and plan changes.  Further explanation regarding the plan can be found in the section, “Pension and Retirement Benefits - Defined Benefit Pension Plan” below.

(7)	The value in this column includes all other compensation not reported in any other column of the table for each of the Executive Officers and includes the following:

·

The value of perquisites provided to Mr. Lohnes in 2007 was $47,891 which exceeded 10% of his total salary for that year and has therefore been included in this column.  Other than this exception, the perquisites values for each Executive Officer for all other financial years listed are less than $50,000 and 10% of total salary and, as such, are not included in this column.  For information, the average annual value for perquisites provided to the Executive Officers in 2009 was $30,061 or 4.7% of total salary.  All perquisites provided to the Executive Officers have a direct cost to the Company and are valued on this basis.

·

Mr. Lohnes was appointed Executive Vice-President and Chief Financial Officer for TransCanada in June 2006 and continued in his role as President of Great Lakes Transmission Company (“Great Lakes”) until September 1, 2006. Included in this column is a one-time special tax-protected cash payment of $200,000 made to Mr. Lohnes as part of his repatriation to Canada. This value was paid to Mr. Lohnes in annual installments of $70,000 in 2006, $65,000 in 2007 and $65,000 in 2008. The installments disclosed above include tax reimbursements of $41,557 for 2007 and $41,557 for 2008. Mr. Lohnes also received a tax reimbursement of $44,754 in 2006.

·

Included in this column are payments made to Executive Officers by subsidiaries and affiliates of TransCanada (including directors’ fees paid by affiliates and amounts paid for serving on management committees of entities in which TransCanada holds an interest), specifically: Mr. Pourbaix - $57,000 for 2009, $60,000 for 2008, and $55,500 for 2007; and Mr. Wishart - $21,000 for both 2009 and 2008, and $42,000 for 2007.

	·	TransCanada’s contributions under the Employee Stock Savings Plan made on behalf of the Executive Officer for the noted financial year is included in this column, specifically:

o      Mr. Kvisle - $12,500 for 2009, $12,354 for 2008, and $11,708 for 2007;

o      Mr. Lohnes - $4,300 for 2009, $4,125 for 2008, and $3,613 for 2007;

o      Mr. Girling - $7,250 for 2009, $6,796 for 2008, and $5,979 for 2007;

o      Mr. Pourbaix - $1,458 for 2009, $6,796 for 2008, and $5,979 for 2007; and

o      Mr. Wishart - $5,500 for 2009, $5,354 for 2008, and $4,708 for 2007.

·

Included in this column is the value of payments made in a particular financial year in the event an Executive Officer elected to receive a cash payment in lieu of vacation entitlement from the previous year.

64	TransCanada Corporation 2010 Management Proxy Circular

Stock Option Valuation

The value disclosed in column (e) in the Summary Compensation Table, above, reflects the HR Committee’s view of the grant date fair value of the stock option award.  One month prior to each annual stock option grant, Towers Watson provides a binomial value for the upcoming grant based on their Expected Life Lattice Methodology which considers, among other things, the underlying share volatility, yield, as well as the vesting period and term of the option grant.  The HR Committee used the higher of this binomial value or a “floor-value” of 15% of the exercise price to determine the value of each stock option for compensation purposes.

The following is a summary of the binomial value, floor value and the final compensation value underlying the amounts noted for the stock option grants in 2009, 2008 and 2007:

Grant Date	Exercise Price	Binomial Value from Towers Watson	Floor Value(1)	Compensation Value per Stock Option(2)
23-Feb-09	$31.97	$3.29	$4.80	$4.80
14-Sep-09(3)	$31.93	n/a	$4.79	$4.79
25-Feb-08	$39.75	$3.99	$5.96	$5.96
22-Feb-07	$38.10	$3.41	$3.81	$3.81

(1)

With the assistance of the Consultant, the HR Committee sets floor value after considering a range of valuation approaches and assumptions, and ultimately using their discretion to arrive at a grant date fair value they deem to be fair and reasonable for compensation purposes.  The floor value was set at 10% of the exercise price for 2007 and at 15% of the exercise price for 2008 and 2009.

(2)	The Compensation Value for each stock option awarded under the grant is the higher of the Binomial Value from Towers Watson and the noted Floor Value.

(3)	The HR Committee did not request a valuation from Towers Watson and applied the 15% floor value for this special grant to Mr. Girling.

For accounting purposes, the grant date fair values determined for the annual stock option awards using the Black-Scholes model were $5.48 per stock option for 2009, $3.97 per stock option for 2008, and $4.22 per stock option for 2007.  The accounting value for the special stock option grant awarded to Mr. Girling on September 14, 2009 was $5.65.

Non-equity Long-term Incentive Plan

The values contained in column (f2) in the Summary Compensation Table, above, reflect the value awarded from a grandfathered dividend-value plan under which grants are no longer made. Although no longer considered part of the current executive compensation program, annual awards on outstanding grants from this plan continue to be made and disclosed as compensation for the Executive Officers.  Prior to the discontinuance of grants under the plan in 2003, one unit from the dividend-value plan was granted in tandem with each granted stock option and expired ten years from the date of grant.

Each dividend-value plan unit provides the holder with the right to receive an annual unit value, as determined by the Board, in its discretion. The maximum annual unit value is equal to the dividends declared on one TransCanada common share in a given year.  For 2009, the Board determined that $1.29 per unit (or 85% of the total declared dividend value in 2009) was to be awarded for all outstanding units held under the dividend-value plan.  The annual unit value awarded for 2009 and disclosed in column (f2) in the Summary Compensation Table, above, will be paid to each Executive Officer as a separate payment in March 2010.

TransCanada Corporation 2010 Management Proxy Circular	65

INCENTIVE PLAN AWARDS – OUTSTANDING OPTION-BASED AND SHARE-BASED AWARDS

The following table outlines all option-based and share-based awards previously awarded to the Executive Officers that are outstanding at the end of the most recently completed financial year.

	OPTION-BASED AWARDS				SHARE-BASED AWARDS
	Number of Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration	Value of Unexercised In–The–Money Options(1)	Number of Shares or Units of Shares that have not Vested(2)	Market or Payout Value of Share-based Awards that have not Vested(3)
Name	(#)	($)	Date	($)	(#)	($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)
H.N. Kvisle	165,000	26.85	23-Feb-2011	1,541,100	177,115	3,204,893
	42,500	18.01	27-Feb-2011	772,650
	150,000	21.43	25-Feb-2012	2,214,000
	160,000	30.09	28-Feb-2012	976,000
	250,000	35.23	27-Feb-2013	240,000
	202,442	38.10	22-Feb-2014	0
	167,715	39.75	25-Feb-2015	0
	200,000	31.97	23-Feb-2016	844,000
G.A. Lohnes	10,500	30.09	28-Feb-2012	64,050	33,243	601,527
	14,000	35.23	27-Feb-2013	13,440
	50,000	33.08	12-Jun-2013	155,500
	35,990	38.10	22-Feb-2014	0
	30,608	39.75	25-Feb-2015	0
	45,000	31.97	23-Feb-2016	189,900
R.K. Girling	60,000	26.85	23-Feb-2011	560,400	88,557	1,602,446
	65,000	21.43	25-Feb-2012	959,400
	60,000	30.09	28-Feb-2012	366,000
	90,000	35.23	27-Feb-2013	86,400
	100,000	33.08	12-Jun-2013	311,000
	107,326	38.10	22-Feb-2014	0
	83,857	39.75	25-Feb-2015	0
	100,000	31.97	23-Feb-2016	422,000
	100,000	31.93	14-Sep-2016	426,000
A.J. Pourbaix	60,000	26.85	23-Feb-2011	560,400	88,557	1,602,446
	60,000	30.09	28-Feb-2012	366,000
	90,000	35.23	27-Feb-2013	86,400
	100,000	33.08	12-Jun-2013	311,000
	107,326	38.10	22-Feb-2014	0
	83,857	39.75	25-Feb-2015	0

66	TransCanada Corporation 2010 Management Proxy Circular

	100,000	31.97	23-Feb-2016	422,000
D.M. Wishart	40,000	26.85	23-Feb-2011	373,600	56,346	1,019,575
	35,000	18.01	27-Feb-2011	636,300
	30,000	21.43	25-Feb-2012	442,800
	40,000	30.09	28-Feb-2012	244,000
	55,000	35.23	27-Feb-2013	52,800
	64,267	38.10	22-Feb-2014	0
	50,314	39.75	25-Feb-2015	0
	70,000	31.97	23-Feb-2016	295,400

(1)             Calculated on outstanding vested and unvested stock options and based on the difference between the noted exercise price for the grant and the 2009 year-end closing price on the TSX for common shares of $36.19. For grants where the exercise price is higher than the year-end closing price, a zero value is noted.

(2)             The number of units represents those from both the original grant and those added during the term as a result of dividend value reinvestment, from all outstanding grants of performance share units as at December 31, 2009.

(3)             The plan under which performance share units are granted uses three-year performance objectives which can only be measured at the conclusion of the term.  Additionally, there is no absolute formula applied to the performance results that is used to determine the final payout.  Given that these conditions do not allow an interim calculation of performance results, the values noted in this column represent the minimum payout value from the plan that is greater than zero.  This minimum payout value is calculated by taking 50% of the total units reported in column (f) and multiplying those by the 2009 year-end closing price on the TSX for common shares of $36.19.

INCENTIVE PLAN AWARDS – VALUE VESTED DURING THE YEAR

The following table outlines the aggregate value of all option-based and share-based awards previously made to the Executive Officers that vested during the most recently completed financial year.  It also includes the aggregate value from non-equity incentive plan awards that were earned by the Executive Officers during the most recently completed financial year.

Name	Option-based Awards – Value Vested During the Year(1) ($)	Share-based Awards – Value Vested During the Year(2) ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year(3) ($)
(a)	(b)	(c)	(d)
H.N. Kvisle	0	2,026,224	2,278,875
G.A. Lohnes	19,166	360,216	670,950
R.K. Girling	38,334	1,074,222	1,222,500
A.J. Pourbaix	38,334	1,074,222	946,400
D.M. Wishart	0	643,247	811,250

(1)             Column (b) represents the aggregate dollar value that would have been realized by the Executive Officers if options had been exercised on the vesting date.  Where the share price on the vesting date is lower than the exercise price of the grant a zero value is noted.  Further details on this value are noted below in the section, “Option-based Awards - Value Vested During the Year”.

(2)             The value noted in column (c) is the value paid to the Executive Officers upon the vesting of the 2007 grant of performance share units. Further details on this value are noted below in the section, “Share-based Awards - Value Vested During the Year”.

(3)             The value noted is column (d) is the aggregate value from both the annual cash bonus payment and the dividend-value plan annual payment that are attributable to this financial year.  The annual cash bonus value is denoted in column (f1), “Annual Incentive Plans” while the dividend-value plan payment is denoted in column (f2), “Long-term Incentive Plans” in the Summary Compensation Table, above.

Option-based Awards — Value Vested During the Year

The value noted in column (b) of the Value Vested During the Year table, above, is the aggregate value from outstanding stock options that vested during the

TransCanada Corporation 2010 Management Proxy Circular	67

financial year.  The value represents the total dollar value that would have been realized if the stock options had been exercised on the vesting date.  The following table provides grant-by-grant details on the calculation of this total value:

Supplemental Table — Value of Outstanding Options Calculated at Vesting

Name	Grant Date	Total Number of Securities Under Options Granted (#)	Option Exercise Price ($)	Number of Options that Vested from the Grant during the Financial Year(1) (#)	Share Price on Vesting Date(2) ($)	Value at Vesting ($)
H.N. Kvisle	25-Feb-08	167,715	39.75	55,905	30.50	0
	22-Feb-07	202,442	38.10	67,481	31.97	0
	27-Feb-06	250,000	35.23	83,334	30.90	0
G.A. Lohnes	25-Feb-08	30,608	39.75	10,203	30.50	0
	22-Feb-07	35,990	38.10	11,997	31.97	0
	12-Jun-06	50,000	33.08	16,666	34.23	19,166
	27-Feb-06	14,000	35.23	4,666	30.90	0
R.K. Girling	25-Feb-08	83,857	39.75	27,952	30.50	0
	22-Feb-07	107,326	38.10	35,775	31.97	0
	12-Jun-06	100,000	33.08	33,334	34.23	38,334
	27-Feb-06	90,000	35.23	30,000	30.90	0
A.J. Pourbaix	25-Feb-08	83,857	39.75	27,952	30.50	0
	22-Feb-07	107,326	38.10	35,775	31.97	0
	12-Jun-06	100,000	33.08	33,334	34.23	38,334
	27-Feb-06	90,000	35.23	30,000	30.90	0
D.M. Wishart	25-Feb-08	50,314	39.75	16,771	30.50	0
	22-Feb-07	64,267	38.10	21,422	31.97	0
	27-Feb-06	55,000	35.23	18,334	30.90	0

(1)             TransCanada employee stock options vest one-third on each anniversary of the grant date for a period of three years.

(2)             The share price noted is the closing price for TransCanada Common Shares on the TSX for the later of the vesting date or the first full trading day following that date.

Share-based Awards — Value Vested During the Year

The value noted in column (c) of the Value Vested During the Year table above is the value paid to the Executive Officers upon the vesting of the 2007 grant of performance share units.  The noted value in this table is calculated as follows:

(1)             The total number of units at the vesting date includes those both from the original grant and those accumulated by dividend-value reinvestment throughout the grant term.

(2)             The Valuation Price equals the volume-weighted average trading price of TransCanada’s common shares during the five trading days immediately prior to and including the vesting date.

(3)             The Final Dividend value is the dividend per common share that has been declared as of Q4 of the vesting year but which has not been paid at the vesting date.

For information, the following table provides detail on the calculation of  the performance share unit payment value that is noted in column (c) of the Value Vested During the Year table.

68	TransCanada Corporation 2010 Management Proxy Circular

Supplemental Table — Payment Value of 2007 Performance Share Unit Grant

Name	Vesting Date	Total Units at Vesting (1) (#)	Value of Total Units at Vesting (2) ($)	Value of Final Dividend (3) ($)	Final Performance Multiplier (4)	Total Payment Value (5) ($)
(i)	(ii)	(iii)	(iv)	(v)	(vi)	(vii)
H.N. Kvisle	31-Dec-09	65,941.706	2,358,735	25,058		2,026,224
G.A Lohnes	31-Dec-09	11,722.934	419,329	4,455		360,216
R.K. Girling	31-Dec-09	34,959.614	1,250,505	13,285	85%	1,074,222
A.J. Pourbaix	31-Dec-09	34,959.614	1,250,505	13,285		1,074,222
D.M. Wishart	31-Dec-09	20,933.914	748,806	7,955		643,247

(1)             The total units at vesting include those units from the original grant and those from dividend reinvestment activity up to Q3 of 2009.

(2)             Units noted in column (iii) were valued at $35.77 per unit based on the five day volume-weighted closing price of common shares on the TSX at December 31, 2009.

(3)             The value noted is the declared dividend for Q4 2009 of $0.38 multiplied by the number of units noted in column (iii).

(4)             Based on the HR Committee and the Board’s assessment of the performance achieved against objectives, 85% of all units became vested for payment as of the Vesting Date noted.

(5)             The value in this column represents the sum of the values from columns (iv) and (v) multiplied by the percentage in column (vi).  This value was paid to the Executive Officers and all other plan participants in March 2010.

EQUITY COMPENSATION PLAN INFORMATION

Stock Option Plan

The Stock Option Plan is the only compensation arrangement under which equity securities of TransCanada have been authorized for issuance.  Stock options may be granted to executive-level employees of TransCanada as approved by the HR Committee and described under the section, “Compensation Decision-Making Process — Stock Option Granting Process” above.

On recommendation of the HR Committee, the Board has approved various amendments to the Stock Option Plan, some of which are subject to shareholder approval at the Meeting as described under the heading “Business to be Transacted at the Meeting — Reconfirmation of and Amendments to the Stock Option Plan”.  Key information regarding the Stock Option Plan is set forth below:

·                  The Stock Option Plan was first approved by shareholders in 1995;

·                  Shareholders are being asked at the Meeting to approve an increase in the number of shares issuable under the Stock Option Plan by 3,500,000;

·                  If the Stock Option Plan Resolution is approved, a maximum of 34,000,000 of TransCanada’s common shares will have been reserved for issuance under the Plan since its inception in 1995; this represents 4.95% of common shares issued and outstanding as at February 26, 2010.  As at February 26, 2010, there were approximately:

o                 9,246,135  common shares issuable upon the exercise of outstanding stock options; this represents 1.3% of issued and outstanding common shares;

o                 2,033,618  common shares remaining available for issuance; this represents 0.3% of issued and outstanding common shares;

o                 19,190,997  common shares have been issued upon the exercise of stock options, representing 2.8% of issued and outstanding common shares of the Company;

TransCanada Corporation 2010 Management Proxy Circular	69

·                 The exercise price of a stock option is the closing market price of a common share of TransCanada on the TSX on the last trading day immediately preceding the grant date of the stock option;

·                 Stock options granted after January 1, 2003 vest one-third on each of the following three anniversaries of the grant date and have a seven year term;

·                 If the expiry date of a stock option (i) does not fall during an open trading window or (ii) falls during the first five days of an open trading window, the expiry date of such stock option is extended for a total period of ten business days during the subsequent open trading window;

·                 Stock options cannot be transferred or assigned by participants, however, a personal representative is permitted to exercise stock options on behalf of the option holder in the case of death of an option holder or if an option holder is unable to manage his or her affairs; and

·                 The exercise price for unexercised issued stock options ranges from $10.03 to $39.75, with expiry dates ranging from February 28, 2010 to February 26, 2017.

Under the terms of the Stock Option Plan, the maximum number of common shares reserved for issuance as stock options to any one participant in any fiscal year cannot exceed 20% of the total number of options granted in that fiscal year.  Additionally, the number of common shares that may be reserved for issuance to insiders, or issued to insiders within any one year period, under all of TransCanada’s security based compensation arrangements cannot exceed 10% of TransCanada’s issued and outstanding common shares.  Other than these plan provisions, there are no additional restrictions on the number of stock options that may be granted to insiders.

The HR Committee has the authority to suspend or discontinue the Stock Option Plan at any time without shareholder approval.  Management does not have a right to amend, suspend or discontinue the Stock Option Plan.  The HR Committee may also make certain amendments to the plan or any stock option grant without shareholder approval, including such items as correcting any ambiguity, error or omission in the plan, changing the vesting date of a given grant and changing the expiry date of an outstanding stock option which does not entail an extension beyond the original expiry date.  No amendments can be made to the Stock Option Plan that adversely affect the rights of any option holder regarding any previously granted options without the consent of the option holder.

The Stock Option Plan also provides that certain amendments be approved by the shareholders of TransCanada as provided by the rules of the TSX.  Among other things, shareholder approval is required to increase the number of shares available for issuance under the Stock Option Plan, to lower the exercise price of a previously granted option, to cancel and reissue an option and to extend the expiry date of an option beyond its original expiry date.

In the event of a change of control, the HR Committee has discretion to accelerate vesting of the outstanding unvested options provided there is no agreement with the acquiring entity relating to the unvested options.

The following table outlines the action prescribed for grants under the Stock Option Plan. Unless a stock option expires earlier, as outlined below, stock options expire on the seventh anniversary of the date of the grant.

Event	Action
Death	All outstanding stock options vest and become exercisable as at the date of death and may be exercised no later than the first anniversary of the date of death.
Resignation

The participant may exercise outstanding vested and exercisable stock options no later than six months after the last day of active employment, after which date all outstanding stock options are forfeited. No options vest after the last day of active employment.

70	TransCanada Corporation 2010 Management Proxy Circular

Retirement

All outstanding stock options vest and become exercisable as at the date of retirement and the participant may exercise these, and all other vested and exercisable stock options until the earlier of the expiry date or three years past the date of retirement.

Termination without cause

The participant may exercise outstanding vested and exercisable stock options no later than the later of the last day of the notice period and six months after the last day of active employment, after which date all outstanding stock options are forfeited. No options vest during the notice period.

Termination for cause

The participant may exercise outstanding vested and exercisable stock options no later than six months after the last day of active employment, after which date all outstanding stock options are forfeited. No options vest after the last day of active employment.

Securities Authorized for Issuance under Equity Compensation Plans

The following table outlines the number of common shares to be issued upon the exercise of outstanding stock options under the stock option plan, the weighted average exercise price of the outstanding stock options, and the number of common shares available for future issuance under the stock option plan, all as at December 31, 2009.

Plan Category	Number of securities to be issued upon exercise of outstanding options (#) (a)	Weighted-average exercise price of outstanding options ($) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#) (c)
Equity compensation plans approved by security holders	8,274,362	30.56	3,167,190
Equity compensation plans not approved by security holders	Nil	Nil	Nil
TOTAL	8,274,362	30.56	3,167,190

PENSION AND RETIREMENT BENEFITS

TransCanada’s retirement program allows new employees and existing employees with less than ten years of service with TransCanada the choice to either participate permanently in the defined benefit pension plan or receive an annual Company contribution to the Company sponsored savings plan.  Once an employee has ten years of service with the Company, participation in the defined benefit pension plan is mandatory.  Eligible employees who elect to participate in the savings plan will receive a Company contribution equal to 7% of base salary plus 7% of annual incentive compensation paid up to a set percentage.  Savings plan participants will have a choice annually between the defined benefit plan and the savings plan until they choose the defined benefit plan or they have ten years of service with the Company, whichever comes first.  Savings plan participants do not accrue Credited Service (defined below) for the defined benefit plan while participating in the savings plan and are not entitled to carry over benefits accrued under the savings plan into the defined benefit pension plan.

All of the Executive Officers participate in the defined benefit pension plan.

Defined Benefit Pension Plan

The defined benefit pension plan consists of a base pension plan and a supplemental pension plan for eligible employees.

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Base Pension Plan

All of TransCanada’s our Canadian employees with ten years of service and those with less than ten years of service who have elected to participate in the defined benefit pension plan (the “Pension Plan Employees”), including the Executive Officers, participate in the base pension plan, which is solely a non-contributory defined benefit pension plan.  Employees may make optional pension contributions to an enhancement account to purchase ancillary or “add-on” defined benefit pension benefits within the pension plan.

The normal retirement age under TransCanada’s base pension plan is age 60 or any age between 55 and 60 where the sum of an employee’s age and continuous service equals 85.  Employees are eligible to retire ten years prior to their normal retirement date, but the benefit payable is subject to early retirement reduction factors.  For early retirement between ages 55 and 60, the reduction applied is 4.8 per cent for each year from the earlier of 85 points or age 60, and for retirement before age 55 the reduction applied is an actuarial equivalent from age 55.  The defined benefit plan is integrated with Canada Pension Plan benefits.

The benefit calculation below provides the annual base pension payable at normal retirement:

1.25% of an employee’s Highest Average Earnings(1) up to the Final Average(2) YMPE(3)	plus	1.75% of an employee’s Highest Average Earnings above the Final Average YMPE	multiplied by	Credited Service(4)

(1)                “Highest Average Earnings” means the average of an employee’s best consecutive 36 months of Pensionable Earnings in the last 15 years before retirement. “Pensionable Earnings” means an employee’s base salary plus the annual cash bonus up to a pre-established maximum amount expressed as a percentage of base salary (100% for CEO, 80% for COO, and 60% for Executive Officers) as outlined in the plan text for the defined benefit pension plan.  Pensionable Earnings do not include any other forms of compensation.

(2)                “Final Average YMPE” means the average of the year’s maximum Pensionable Earnings in effect for the latest calendar year from which earnings are included in an employee’s Highest Average Earnings calculation plus the two previous years.

(3)                “YMPE” means Year’s Maximum Pensionable Earnings under the Canada/Québec Pension Plan.

(4)     “Credited Service” means the employee’s years of credited pensionable service in the defined benefit pension plan.

Registered defined benefit pension plans are subject to a maximum annual benefit accrual under the Income Tax Act (Canada), which is currently $2,494 for each year of Credited Service, with the result that benefits cannot be earned in the base pension plan on compensation above approximately $156,000 per annum.

Supplemental Pension Plan

All of the Pension Plan Employees, including the Executive Officers, who have Pensionable Earnings over the Income Tax Act (Canada) ceiling of approximately $156,000 per year, participate in the Company’s non-contributory defined benefit supplemental pension plan. Approximately 500 employees currently participate in the supplemental pension plan.

72	TransCanada Corporation 2010 Management Proxy Circular

The defined benefit pension plan uses a hold harmless approach, where the maximum amount allowable under the Income Tax Act (Canada) will be paid from the base pension plan and the remainder is paid from the supplemental pension plan.  The supplemental pension plan is funded through a retirement compensation arrangement under the Income Tax Act (Canada).  Subject to the Board’s approval, contributions to the fund are based on an annual actuarial valuation of the supplemental pension plan obligations calculated on the basis of the plan terminating at the beginning of each calendar year.  The annual pension benefit under the supplemental pension plan is equal to 1.75% multiplied by the employee’s Credited Service, multiplied by the amount by which such employee’s Highest Average Earnings exceed the ceiling imposed under the Income Tax Act (Canada) and is recognized under the defined benefit pension plan.

Generally, neither the base pension plan nor the supplemental pension plan provide for the recognition of past service. However, pursuant to the provisions of the supplemental pension plan, the HR Committee has exercised its discretion to grant additional years of Credited Service to executive employees from time to time, in the past.

All Pension Plan Employees, including the Executive Officers, will receive the following normal form of pension:

(a)                                   in respect of Credited Service prior to January 1, 1990, upon retirement, a monthly pension payable for life with 60% continuing thereafter to the employee’s designated joint annuitant; and

(b)                                  in respect of Credited Service on and after January 1, 1990, upon retirement, a monthly pension as described in (a) above for married employees or, for unmarried employees, a monthly pension payable for life with payments to the employee’s estate guaranteed for the balance of ten years if the employee dies within ten years of retirement.

In lieu of the normal form of pension, optional forms of pension payment may be chosen provided that any legally required waivers are completed.  Forms of optional pension payment include: increasing the percentage of the pension value that continues after death, adding a guarantee period to the pension and, under the base pension plan only, transferring the lump sum commuted value of the pension to a locked-in retirement account up to certain limits.

Accrued Pension Obligations

As at December 31, 2009, TransCanada’s accrued obligation for the supplemental pension plan was approximately $193.9 million.  The 2009 current service costs and interest costs of the supplemental pension plan were approximately $4.1 and $11.9 million, respectively, for a total of $16 million. The accrued pension obligation is calculated following the method prescribed by the Canadian Institute of Chartered Accountants and is based on management’s best estimate of future events that affect the cost of pensions, including assumptions about future salary adjustments and bonuses. More information on the accrued obligations and the assumptions utilized may be found in Note 22 - (Employee Future Benefits) of the Notes to TransCanada’s 2009 Consolidated Financial Statements which are available on the Company’s website at www.transcanada.com and filed on SEDAR at www.sedar.com.

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Defined Benefit Pension Plan Table

		Annual Benefits Payable (c)		Accrued			Accrued
Name (a)	Number of Years of Credited Service (b)	At Year End(4) ($) (c1)	At Age 65(5) ($) (c2)	Obligation Start of Year(6) ($) (d)	Compensatory Change(7) ($) (e)	Non- Compensatory Change(8) ($) (f)	Obligation at Year End(6) ($) (g)
H.N. Kvisle(1)	20.33	823,000	1,149,000	8,662,000	157,000	1,561,000	10,380,000
G.A. Lohnes(2)	16.33	172,000	294,000	1,783,000	7,000	366,000	2,156,000
R.K. Girling(3)	14.00	243,000	556,000	2,046,000	653,000	583,000	3,282,000
A.J. Pourbaix(3)	14.00	239,000	601,000	1,823,000	11,000	578,000	2,412,000
D.M. Wishart	12.59	174,000	311,000	1,874,000	43,000	359,000	2,276,000

(1)

In 2002, due to Mr. Kvisle’s promotion to CEO, the HR Committee approved an arrangement to grant Mr. Kvisle additional Credited Service in recognition of his accomplishments to date and to retain his services into the future. The arrangement resulted in him receiving five years of additional Credited Service in 2004 on his fifth anniversary date with TransCanada. In addition, for each year after 2004, until and including 2009, Mr. Kvisle was granted one additional year of Credited Service on the date of the anniversary of his employment. All such additional service will not exceed ten additional years of Credited Service and is to be recognized solely in the supplemental Committee approved an arrangement to grant Mr. Kvisle additional Credited Service in recognition of his accomplishments pension plan with respect to earnings in excess of the maximum set under the Income Tax Act (Canada).

(2)

Mr. Lohnes continued to accrue Credited Service in the base pension plan and supplemental pension plan while employed in the United States from August 16, 2000 to August 31, 2006. Pensionable Earnings were established on the basis that one U.S. dollar is equal to one Canadian dollar, and included both the U.S. base salary and annual cash bonus up to the pre-established maximum amount as outlined in the plan text for the defined benefit pension plan.

(3)

In 2004, the HR Committee approved arrangements for Mr. Girling and Mr. Pourbaix to obtain additional Credited Service in recognition of their high potential and to retain their services into the future. Subject to Mr. Girling and Mr. Pourbaix maintaining continuous employment with TransCanada until September 8, 2007, each received an additional three years of Credited Service on that date which are to be recognized solely in the supplemental pension plan with respect to earnings in excess of the maximum set under the Income Tax Act (Canada).

(4)	Column (c1) shows the annual lifetime benefit and is based on the years of Credited Service in column (b) and the actual Pensionable Earnings history as of December 31, 2009.
(5)	Column (c2) shows the annual lifetime benefit at age 65 based on the years of Credited Service at age 65 and the actual Pensionable Earnings history as of December 31, 2009.
(6)

The accrued obligation is the reported value of the pension obligations at December 31, 2008, shown in column (d), and December 31, 2009, shown in column (g), using actuarial assumptions and methods that are consistent with those used for calculating pension obligations as disclosed in the TransCanada’s 2008 and 2009 consolidated financial statements. As the assumptions reflect TransCanada’s best estimate of future events, the values shown in the above table may not be directly comparable to similar estimates of pension obligations that may be disclosed by other corporations.

(7)

Column (e) shows the compensatory change in the accrued obligation and includes the service cost to TransCanada in 2009, plus compensation changes that were higher or lower than the salary assumption, and plan changes.

(8)	Column (f) shows the non-compensatory change in the accrued obligation and includes the interest on the accrued obligation at the start of the year and changes in assumptions in the year.

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TERMINATION AND CHANGE OF CONTROL BENEFITS

Separation Arrangements

Separation agreements with the Executive Officers (each, a “Separation Agreement”) outline the terms and conditions applicable in the event of an Executive Officer’s separation from TransCanada due to retirement, termination (with or without cause), resignation, disability or death.  The following table summarizes the material terms and provisions that apply under the noted separation events:

TYPE OF COMPENSATION		SEPARATION EVENT
	RESIGNATION(1)	TERMINATION WITHOUT CAUSE(2)	TERMINATION WITH CAUSE	RETIREMENT(3)	DEATH
Base Salary	Payments cease	Severance allowance includes a lump-sum payment of annual base salary as of the separation date multiplied by the notice period(4)	Payments cease	Payments cease	Payments cease
Annual Bonus: Past Year	Not paid	Equals the Average Bonus(5) pro-rated by the number of months in the current year prior to the separation date	Not paid	Equals the Average Bonus(5) pro-rated by the number of months in the year prior to the separation date	Equals the Average Bonus(5) pro-rated by the number of months in the year prior to the separation date
Annual Bonus: Future Consideration	Not paid	A value based on the Average Bonus(5) multiplied by the notice period(3)	Not paid	Not paid	Not paid
Performance Share Units(6)	Vested units paid out; unvested units are forfeited	Vested units paid out; unvested units forfeited but originally granted value generally paid out on a pro rata basis	Vested units paid out; unvested units are forfeited	Vested units paid out; unvested units forfeited but originally granted value generally paid out on a pro rata basis	Vested units paid out; unvested units forfeited but originally granted value generally paid out on a pro rata basis
Stock Options	Vested options must be exercised by six months following separation; no options vest after the last day of active employment(7)	Vested options must be exercised by the later of the last day of the notice period(4) or six months following separation	Vested options must be exercised by six months following separation; no options vest after the last day of active employment(7)	All outstanding options vest and become exercisable; must be exercised by three years following retirement(8)	All outstanding options vest and become exercisable; must be exercised by the first anniversary of death(8)
Benefits	Coverage ceases or, if eligible, Retiree Benefits(9) commence	Coverage continues during notice period (or an equivalent lump-sum payout is made) and if eligible, service credit for the notice period(4) for Retiree Benefits(9)	Coverage ceases or, if eligible, Retiree Benefits(9) commence	Retiree Benefits(9) commence	Coverage ceases or, if eligible, Retiree Benefits(9) commence for a designated beneficiary
Pension	Paid as a commuted value or monthly benefit	Paid as a commuted value or monthly benefit(10)	Paid as a commuted value or monthly benefit	Paid as a commuted value or monthly benefit	Paid as a commuted value or monthly benefit
Perquisites	Payments cease	A lump-sum cash payment equal to the monthly corporate cost of the perquisite package multiplied by the notice period(4)	Payments cease	Payments cease	Payments cease

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TYPE OF COMPENSATION		SEPARATION EVENT
	RESIGNATION(1)	TERMINATION WITHOUT CAUSE(2)	TERMINATION WITH CAUSE	RETIREMENT(3)	DEATH
Other	- - -	Outplacement services	- - -	- - -	- - -

(1)	Includes voluntary resignation but does not include resignation as a result of constructive dismissal.
(2)	Includes treatment afforded to an Executive Officer in the event of an Executive Officer’s resignation owing to constructive dismissal.
(3)	If the Executive Officer becomes eligible for long term disability and the Company terminates the employment of the Executive Officer, the terms and provisions noted for retirement will apply.
(4)	The notice period for the CEO is three years. For all other Executive Officers, the notice period is two years.
(5)	The Average Bonus is equal to the average of the annual bonus amounts paid to the Executive Officer for the three years preceding the separation date.
(6)

Reflects the terms and provisions that generally apply under the noted separation events, however, under the Executive Share Unit Plan pursuant to which performance share units are granted to executives, the HR Committee has the discretion to determine the treatment of unvested units on a case-by-case basis for executives subject to a Separation Agreement.

(7)	For option grants prior to January 1, 2010, unvested options continue to vest until six months after the separation date in the event of resignation or termination without cause.
(8)

The exercise provisions noted pertain to stock options granted after January 1, 2003. For stock options granted prior to that date, all outstanding stock options must be exercised within six months following the date of retirement or death.

(9)	All employees are eligible for Retiree Benefits if, at the separation date, they are age 55 or over with 10 or more years of continuous service. These benefits include:
· a health spending account which can be used to pay for eligible health and dental expenses and/or to purchase private health insurance;
· a security plan, which provides a safety net in case of significant medical expenses; and
· life insurance, which provides a death benefit of $10,000 to a designated beneficiary.

All other coverage, including the employee stock plan, spousal and dependent life insurance, accident insurance, disability and payment of provincial health care premiums, end at the date of separation.

(10)	Credited Service for the applicable notice period is provided at the end of the notice period.

TransCanada may elect to require Executive Officers to comply with a non-competition provision in the Separation Agreements for a period of 12 months from the Executive Officer’s separation date.  If TransCanada makes this election, a payment will be made to the Executive Officer of an amount equal to the annual base salary as of the separation date plus the Average Bonus.

Change of Control Arrangements

Under the Separation Agreements, a change of control is defined as including (but is not limited to) another entity becoming the beneficial owner of more than 20% of the voting shares of TransCanada or more than 50% of the voting shares of TCPL (not including the voting shares of TCPL held by TransCanada).

The following table summarizes the terms and provisions applicable to Executive Officers under the Separation Agreements in the event of a change of control.

Performance Share Units	If the Executive Officer’s separation date is within two years of a change of control, all unvested performance share units are deemed vested and are paid out as a single, lump-sum cash payment.
Stock Options

Following a change of control, there is an acceleration of stock option vesting. If, for any reason, the Company is unable to implement this vesting acceleration (e.g., the Company’s shares cease to trade), the Company will pay the Executive Officer a cash payment. This payment would be equal to the net amount of compensation the Executive Officer would have received if he had, on the date of a change of control, exercised all vested options and unvested options for which vesting would have been accelerated.

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Pension

If the Executive Officer’s separation date is within two years of a change of control, a pensionable service credit for the applicable notice period is provided at the date of separation rather than at the end of the notice period.

Additionally, the CEO may, in the month following the one year anniversary after a change of control, provide notice of his intention to leave TransCanada and in that event, he would receive all the same entitlements as if he had been terminated without cause.

Separation Payments

The following table provides a calculation of the separation payments that would have been made to the Executive Officers under the noted separation events with and without a deemed change of control.  All payments are calculated assuming the date of separation was and, if applicable, a change of control occurred on December 31, 2009.  The disclosed values represent payments made pursuant to the terms of the Separation Agreements and do not include certain values that would be provided under normal course, specifically the value of pension benefits normally provided following resignation and the value of Retiree Benefits.

	WITHOUT A CHANGE OF CONTROL			WITH A CHANGE OF CONTROL
Name(1)	Payment Made in the Event of Termination with Cause(2) ($)	Payment Made in the Event of Termination Without Cause(3)(4) ($)	Payment Made in the Event of Retirement or Death ($)	Payment Made in the Event of Termination Without Cause Following a Change of Control(4)(5) ($)
(a)	(b)	(c)	(e)	(g)
H.N. Kvisle	5,743,750	22,429,724	13,618,209	27,513,091
G.A. Lohnes	232,990	3,730,019	1,859,674	4,561,977
R.K. Girling	2,283,200	9,578,266	6,751,657	12,120,950
A.J. Pourbaix	1,323,800	8,310,675	5,349,590	10,427,358
D.M. Wishart	1,749,500	6,546,879	4,289,661	7,995,174

(1)	Assuming all Executive Officers have a minimum 10 years of service as at the time of separation, Mr. Kvisle and Mr. Wishart would qualify for Retiree Benefits.
(2)	Also constitutes treatment afforded an Executive Officer in the event of an Executive Officer’s resignation without constructive dismissal.
(3)	Also constitutes treatment afforded an Executive Officer in the event of an Executive Officer’s resignation owing to constructive dismissal.
(4)

In the event TransCanada elects to require an Executive Officer to comply with a non-competition provision as contained in the Separation Agreements, the Executive Officers would receive the following compensatory lump-sum payments:

	·	Mr. Kvisle - $2,883,337;
	·	Mr. Lohnes - $883,341;
	·	Mr. Girling - $1,650,004
	·	Mr. Pourbaix - $1,533,341; and
	·	Mr. Wishart - $1,100,008.
(5)

Also constitutes treatment afforded an Executive Officer in the event of an Executive Officer’s resignation owing to constructive dismissal where separation date is within two years from the date of the change of control.

The aggregate value of perquisites for each Executive Officer is less than $50,000 or 10% of salary and as such, has been excluded from the separation payment calculations.  As applicable to the provisions for certain separation events, the values from share-based compensation incorporate the following assumptions:

·

applicable payments from outstanding performance share unit grants inclusive of additional units from dividend reinvestment up to and including the last quarter of 2009 and assuming a value of $35.77 per unit which is the five-day volume-weighted average closing share price on the TSX of TransCanada’s common shares as of December 31, 2009; and

·	the value of vested in-the-money stock options, assumed exercised as at the separation date and using an exercise price of $36.19 which is

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based on the closing share price on the TSX of TransCanada’s common shares on December 31, 2009.

The HR Committee annually reviews severance payment amounts for each of the Executive Officers as calculated under the Separation Agreements.  The data provided to the HR Committee represents the total value to be paid to the Executive Officer in the event of termination without cause, both with and without a deemed change of control as well as the additional payment that could be made under the non-competition provision.

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OTHER INFORMATION

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at the date hereof and since the beginning of the most recently completed financial year, no executive officer, director, or former executive officer or director of TransCanada or its subsidiaries, no proposed nominee for election as a director of TransCanada, or any associate of any such director, executive officer or proposed nominee has been indebted to TransCanada or any of its subsidiaries. There is no indebtedness of any such person to another entity that is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by TransCanada or any of its subsidiaries.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

TransCanada has purchased, at its expense, Directors’ and Officers’ Liability Insurance with a policy limit of US$175 million in the aggregate, subject to a deductible in respect of corporate reimbursement of US$5 million for each loss and an additional policy limit of US$25 million for non-indemnifiable losses only. Generally, under this insurance, TransCanada is reimbursed for payments in excess of the deductible made under corporate indemnity provisions on behalf of its directors and officers. Individual directors and officers (or their heirs and legal representatives) are covered for losses arising during the performance of their duties for which they are not indemnified by TransCanada.  For the year ended December 31, 2009, the total annual premium in respect of such insurance was US$1,808,800 which was paid entirely by TransCanada.

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ADDITIONAL INFORMATION

Additionally, directors and officers of TransCanada are party to indemnity agreements with TransCanada pursuant to which TransCanada has agreed to indemnify such directors and officers from liability arising in connection with the performance of their duties. Such indemnity agreements conform to the provisions of the Canada Business Corporations Act.

Additional information relating to the Company is available on SEDAR at www.sedar.com. Any shareholder wishing to receive a paper copy of this Proxy Circular, the Annual Information Form and the Annual Report may obtain one free of charge by contacting TransCanada’s Corporate Secretary at 450 First Street S.W., Calgary, Alberta, Canada T2P 5H1, telephone (800) 661-3805.

Financial information is provided in the Company’s audited consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) for its most recently completed financial year. Shareholders may access the Company website to obtain copies of the Company’s financial statements, MD&A and corporate governance related materials at www.transcanada.com.

CONTACTING THE BOARD OF DIRECTORS

Shareholders, employees and other interested parties may communicate with the Board of Directors by writing to the Chair of the Board at:

Chair of the Board of Directors

TransCanada Corporation

450 First Street S.W.

Calgary, Alberta

T2P 5H1

DIRECTORS’ APPROVAL

The contents of this Proxy Circular, including its schedules, and the sending of this Proxy Circular to shareholders entitled to receive notice of the Meeting, to each director, to the auditors of TransCanada and to the appropriate governmental agencies, have been approved by the Board of TransCanada.

Donald J. DeGrandis

Vice-President and Corporate Secretary

Dated at Calgary, Alberta

February 22, 2010

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SCHEDULE “A”

STOCK OPTION PLAN RESOLUTION

BE IT RESOLVED as an ordinary resolution of TransCanada Corporation (the “Company”) that:

1.              The number of common shares of the Company reserved for issuance pursuant to the exercise of stock options under the Company’s Stock Option Plan is increased by an additional 3,500,000 common shares;

2.              The Company’s Stock Option Plan is confirmed in effect as amended in the Company’s Management Proxy Circular dated February 22, 2010; and

3.              Any officer or director of the Company be and is hereby authorized for and on behalf of the Company, under corporate seal or otherwise, to do all such things and to execute all such documents or instruments as may be necessary or desirable to give effect to this resolution.

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SCHEDULE “B”

SHAREHOLDER RIGHTS PLAN RESOLUTION

BE IT RESOLVED as an ordinary resolution of TransCanada Corporation (the “Company”) that:

1.              The Shareholder Rights Plan of the Company be continued and the Amended and Restated Shareholder Rights Plan Agreement dated as of April 27, 2007 between the Company and Computershare Trust Company of Canada, as Rights Agent, be and is hereby continued, ratified, confirmed and approved; and

2.              Any officer or director of the Company be and is hereby authorized for and on behalf of the Company, under corporate seal or otherwise, to do all such things and to execute all such documents or instruments as may be necessary or desirable to give effect to this resolution.

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SCHEDULE “C”

ADVISORY VOTE ON EXECUTIVE COMPENSATION RESOLUTION

BE IT RESOLVED as an ordinary resolution of TransCanada Corporation (the “Company”) that:

1.                 On an advisory basis and not to diminish the role and responsibilities of the Company’s Board of Directors, the shareholders of the Company accept the Company’s approach to executive compensation disclosed in the Company’s Management Proxy Circular dated February 22, 2010.

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SCHEDULE “D”

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

The Board and the members of TransCanada’s management are committed to the highest standards of corporate governance. TransCanada’s corporate governance practices comply with the governance rules of the Canadian Securities Administrators (“CSA”), those of the New York Stock Exchange (“NYSE”) and of the U.S. Securities and Exchange Commission (“SEC”) applicable to foreign private issuers, and those mandated by the United States Sarbanes-Oxley Act of 2002 (“SOX”). As a non-U.S. company, TransCanada is not required to comply with most of the NYSE corporate governance listing standards; however, except as summarized on our website at www.transcanada.com, the governance practices followed are in compliance with the NYSE standards for U.S. companies in all significant respects. TransCanada is in compliance with the CSA’s National Instrument 52-110 pertaining to audit committees (“Canadian Audit Committee Rules”); National Policy 58-201, Corporate Governance Guidelines; and National Instrument 58-101, Disclosure of Corporate Governance Practices (collectively, the “Canadian Governance Guidelines”). At TransCanada, we believe that the principal objective in directing and managing the company’s business and affairs is promoting the best interests of TransCanada in a manner that will ultimately maximize long-term shareholder value and enhance stakeholder relations. TransCanada believes that effective corporate governance improves corporate performance and benefits all shareholders. We believe that honesty and integrity are vital factors in ensuring good corporate governance. The discussion that follows relates primarily to the Canadian Governance Guidelines and highlights various elements of the Company’s corporate governance program. It has been approved by the Governance Committee and by the Board.

Board of Directors

The Board believes that, as a matter of policy, there should be a majority of independent directors on TransCanada’s Board. The Board is charged with making this determination based on the annual review conducted by the Governance Committee. The Board is currently comprised of 13 directors, of whom 12 (92%) were determined by the Board in 2010 to be independent directors. Thirteen nominees are being put forward for election at the Meeting, 12 (92%) of whom are independent. The Board annually determines the independent status of each of its members and each nominee for election, based on a written set of criteria developed in accordance with the definition of “independent” in the Canadian Audit Committee Rules and the Canadian Governance Guidelines. The independence criteria also conform to the applicable rules of the SEC, the NYSE and those set out under SOX. The Board has determined that none of the nominees for director, with the exception of Mr. Kvisle, have a direct or indirect material relationship with TransCanada that could interfere with their ability to act in the best interests of TransCanada.  Mr. Kvisle, as the President and CEO of TransCanada, is not independent.

The Governance Committee reviews, at least annually, the existence of any relationship between each director and TransCanada to ensure that the majority of directors are independent of TransCanada.

Further, the Board considered whether directors serving on boards of non-profit organizations which receive donations from TransCanada pose any potential conflict. The Board determined that such relationships, where they exist, do not interfere with any such director’s ability to act in the best interests of TransCanada, as all decisions on making donations to non-profit organizations are made by a management committee on which no directors serve. The Board also considered family relationships and possible associations with companies which have relationships with TransCanada, in its determination of independence.

Although some of the proposed nominees sit on boards or may be otherwise associated with companies that ship natural gas on TransCanada’s pipeline systems, TransCanada as a common carrier in Canada cannot, under its tariff,

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deny transportation service to a credit-worthy shipper. Further, due to the specialized nature of the industry, TransCanada believes that it is important for its Board to be composed of qualified and knowledgeable directors, so some of them must come from the oil and gas producer and shipper community; the Governance Committee monitors relationships among directors to ensure that business associations do not affect the Board’s performance. In a circumstance where a director declares an interest in any material contract or material transaction being considered at a meeting, the director will absent himself or herself from the meeting during the consideration of the matter, and does not vote on the matter.

All reporting issuers of which the nominees are presently directors of, are set out in the table in TransCanada’s Proxy Circular under the heading “Nominees for Election to the Board of Directors” under the headings “Other Public Board Directorships” and “Other Public Board Committee Memberships”. TransCanada believes that due to the specialized nature of the industry, it is important for its Board to be composed of qualified and knowledgeable directors.

In 2009, independent directors of the Board met separately before and after every regularly scheduled and special meeting. There were eight regularly scheduled meetings and one special meeting during 2009. In addition, all of the directors are available to meet with management as required.

Mr. Jackson has served as the non-executive Chair of TransCanada since April 30, 2005. He has also acted as chair-person for Deer Creek Energy Limited (from 2001 to 2005) and Resolute Energy Inc. (from 2002 to 2005).

Director attendance at Board and committee meetings has been excellent and during 2009, all directors demonstrated a strong commitment to their roles and responsibilities.  The overall attendance rate was 96% at Board meetings and an average of 93% at committee meetings.  Specific attendance statistics are set out with each director’s biography in TransCanada’s Proxy Circular under the heading “Nominees for Election to the Board of Directors”.

Board Mandate

The Board discharges its responsibilities directly and through committees. At regularly scheduled meetings, members of the Board and management discuss a broad range of issues relevant to TransCanada’s strategy and business interests and the Board is responsible for the approval of TransCanada’s strategic plan. In addition, the Board receives reports from management on TransCanada’s operational and financial performance. The Board had eight scheduled meetings in 2009. Unscheduled meetings are held from time to time as required; there was one unscheduled meeting of the Board in 2009. There were also two strategic issue sessions and one full-day strategic planning session of the Board held in 2009.

The Board operates under a written charter while retaining plenary power. Any responsibility not delegated to management or a committee of the Board remains with the Board. The Charter of the Board of Directors addresses Board composition and organization, and the Board’s duties and responsibilities for managing the affairs of TransCanada and its oversight responsibilities with respect to: management and human resources; strategy and planning; financial and corporate issues; business and risk management; policies and procedures; compliance reporting and corporate communications; and general legal obligations, including the ability to use independent advisors as necessary. The charter is available on TransCanada’s website at www.transcanada.com and is attached to this Proxy Circular as Schedule “B”.

The Board also closely oversees any potential conflicts of interest between the Company and its affiliates including TC PipeLines, LP, a Nasdaq listed master limited partnership.

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Charters have been adopted for each of the committees outlining their principal responsibilities. The Board and each committee reviews its charter annually to ensure it is in line with the current developments in corporate governance. The Board and each committee is responsible to update its respective charter. All charters are available on TransCanada’s website at www.transcanada.com.

Position Descriptions

The Board has developed written position descriptions for its chair, the chair of each of the Board committees and for the CEO. The responsibilities of each committee chair are set out in each respective committee’s Charter. The written position descriptions and the committee charters are available on TransCanada’s website at www.transcanada.com.

The Human Resources Committee and the Board annually review and approve the CEO’s personal performance objectives and review with him his performance against the previous year’s objectives. The Human Resources Committee’s compensation discussion and analysis can be found in this Proxy Circular under the heading “Compensation Discussion and Analysis”.

Orientation and Continuing Education

New directors are provided with an orientation and education program that includes a directors’ manual containing information about the duties and obligations of directors, the business and operations of TransCanada, copies of governance charters, copies of past public filings and documents from recent Board meetings. New directors are given additional historical and financial information, a session on corporate strategy, are provided opportunities to visit TransCanada’s facilities and project sites, and are provided with opportunities for meetings and discussions with the executive leadership team and other directors. New directors also meet with the Vice President, Strategy who provides an overview of the different areas of operation within TransCanada and identifies key areas of interest to the individual director.  Briefing sessions are also held for new committee members, as appropriate. The directors’ manual and the director induction and continuing education process are reviewed annually by the Governance Committee. The details of the orientation of each new director are tailored to each director’s individual needs and expressed areas of interest.  Examples of past activities and visits include a power trading floor tour and discussions with the Western power group business leaders, a visit to the Bruce Power site in Kincardine, Ontario, a tour of the Fort McMurray oil sands development, a tour of the pipeline operations control room and a tour of the Ravenswood generating station in Queens, New York.

Senior management as well as external experts make presentations to the Board and to its committees periodically on various business-related topics and on changes in legal, regulatory and industry requirements. Directors tour certain TransCanada operating facilities and project sites on an annual basis. In 2009, directors participated in a site visit of two of ANR Pipeline Company’s Gulf of Mexico facilities.  Directors also held a summit in Washington, DC in September of 2009 which included distinguished speakers on a variety of topics of interest to TransCanada related to its U.S. investments and Canada/U.S. relations.  Ongoing director education also includes strategic issues sessions, of which three were held in 2009. Topics for the strategic issues sessions, and locations for site visits are determined by the Governance Committee annually based on current issues and corporate objectives.  TransCanada encourages continuing education for its directors, periodically suggests programs which may be relevant to the directors and provides funding for director education where appropriate. For further detail regarding director education in 2009, refer to “2009 Director Education” in this Proxy Circular.  All Canadian directors are members of the Canadian Institute of Corporate Directors, which provides many opportunities for director education.  In 2008, Audit Committee members received a special tutorial in International Financial Reporting Standards from outside consultants and members of management.

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Board Access to Senior Management

Board members have complete access to the Company’s management, subject to reasonable advance notice to the Company and reasonable efforts to avoid disruption to the Company’s management, business and operations.  The Board encourages management to include key managers in Board meetings who can share their expertise on matters before the Board.  This also enables the Board to gain exposure to key managers with future potential in the Company.

Ethical Business Conduct

The Board has formally adopted and published a set of Corporate Governance Guidelines, which affirms TransCanada’s commitment to maintaining a high standard of corporate governance. The guidelines address the structure and composition of the Board and its committees and also provide guidance to both the Board and management in clarifying their respective responsibilities. The Board’s strengths include: an independent, non-executive Chair; well informed and experienced directors who ensure that standards exist to promote ethical behaviour throughout TransCanada; an effective board size; alignment with shareholders through director share ownership requirements; and annual assessments of Board, committee and individual director effectiveness. TransCanada’s Corporate Governance Guidelines are available on TransCanada’s website at www.transcanada.com.

The Board has also adopted a code of business ethics for directors which incorporates as its basis, principles of good conduct and highly ethical behaviour. TransCanada has adopted a code of business ethics for its employees and separate codes applicable to its CEO, Chief Financial Officer and Controller, all of which are certified on an annual basis. Compliance with the Company’s various codes is monitored by the Audit Committee and reported to the Board. Any waiver of the codes of business ethics by executive officers or directors must be approved by the Board or appropriate committee and disclosed.  There have been no material departures from these codes in 2009. TransCanada’s codes of business ethics may be viewed on TransCanada’s website at www.transcanada.com.

Nomination of Directors

The Governance Committee, which is composed entirely of independent directors, is responsible for proposing new nominees to the Board, which in turn is responsible for identifying suitable candidates for election by the shareholders. The Governance Committee annually reviews the qualifications of persons proposed for election to the Board and submits its recommendations to the Board for consideration. The objective of this review is to maintain the composition of the Board in a way that provides the best mix of skills and experience to guide TransCanada’s long-term strategy and ongoing business operations. New nominees must have experience in the industries in which TransCanada participates or experience in general business management of corporations that are a similar size and scope to TransCanada, the ability to devote the time required, and a willingness to serve. The Governance Committee also advises the Board on the criteria for, and determination of, the independence of each director.

The Governance Committee regularly assesses the skill set of current board members against a list of potentially desirable skills and experience to be sought when recruiting new directors to the Board.

The Board has determined that no person shall stand for election or re-election to the Board if he or she attains the age of 70 years on or before the date of the annual meeting held in relation to the election of directors; provided however, that if a director attains the age of 70 before serving a full seven consecutive years on the Board, that director may stand for re-election, upon the recommendation of the Board each year until that director has served a full seven years on the Board.

Further information relating to the Governance Committee can be found in this Proxy Circular under the heading “Board Committees and Their Charters - Governance Committee”.

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Compensation

The Governance Committee, which is composed entirely of independent directors, reviews the compensation of the directors on an annual basis, taking into account such matters as time commitment, responsibility, and compensation provided by comparable companies, and makes an annual recommendation to the Board for consideration. Towers Watson provides an annual report on directors’ compensation paid by comparable companies to facilitate the Governance Committee’s review of director compensation. Directors may receive their annual retainer, committee and/or chair fees in the form of cash and/or Deferred Share Units. With the exception of Mr. Kvisle, who follows the Share Ownership Guidelines for executives, Directors must hold a minimum of five times their annual cash retainer fee in common shares or related Deferred Share Units of TransCanada. Directors have a maximum of five years from the time they join the Board to reach this level of share ownership. The value of ownership levels is recalibrated when the annual cash retainer is increased.

The Human Resources Committee, which is composed entirely of independent directors, is accountable on behalf of the Board to determine the compensation for the executive officers of TransCanada and to recommend to the Board the remuneration package for the CEO and, for 2010, the Executive Leadership Team which includes all Named Executive Officers. The Human Resources Committee reviews the executive compensation disclosure prior to publicly disclosing this information. The process the Human Resources Committee uses for these determinations can be found in this Proxy Circular under the heading “Compensation Discussion and Analysis”.

Further information relating to the Human Resources Committee can be found in this Proxy Circular under the heading “Board Committees and Their Charters - Human Resources Committee”.

Information relating to compensation consulting services provided by Towers Watson during the 2009 financial year can be found in this Proxy Circular under the heading “Compensation Decision-Making Process - Roles and Responsibilities”.

Other Board Committees

The Board has the following Committees: Audit; Health, Safety and Environment; Governance; and Human Resources. Details relating to these committees can be found in this Proxy Circular under the heading “Description of Board Committees and Their Charters”.

Assessments

The Governance Committee is responsible for making an annual assessment of the overall performance of the Board, its committees and its individual members, and reporting its findings to the Board. An annual questionnaire and/or in-person interview is utilized as part of this process.  The questionnaire is circulated to each of the directors and administered by the Corporate Secretary.  In person interviews are conducted by the Chair with each member of the Board individually.

The annual assessment examines the effectiveness of the Board as a whole, and of each committee, and solicits input on areas of potential vulnerability or areas that members believe could be improved or enhanced to ensure the continued effectiveness of the Board and its committees. The annual assessment also includes questions regarding personal and peer individual performance. Each committee also conducts an annual self-assessment.

When utilized, responses from the annual questionnaire are compiled by the Corporate Secretary and provided to the Chair, and responses from the in-person interviews are compiled by the Chair.  Results are distributed to directors and discussed at the Board.  The annual assessment and individual director’s terms of reference are then used in the evaluation of the contribution of individual directors.

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Formal interviews with each member of TransCanada’s executive leadership team are carried out annually by the Chair. The Chair of the Governance Committee also interviews each director annually on his or her assessment of the Chair’s performance. Each of these assessments are reported annually to the full Board.  The Governance Committee monitors and discusses external assessments of Board governance and regularly monitors the literature on evolving best practice in corporate governance.

Financial Literacy of Directors

The Board has determined that all of the members of its Audit Committee are financially literate. An individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by TransCanada’s financial statements.

Majority Voting for Directors

TransCanada has adopted a policy whereby, at any meeting where the number of nominees for election is the same as the number of director positions on the Board, if proxy votes withheld for the election of any particular director are greater than 5% of the votes cast by proxy, a ballot pertaining to the election of each of the directors will be held at that meeting. A director is required to tender his resignation if the director receives more votes “withheld” than “for” that director’s election when such ballot is held. In the absence of extenuating circumstances, the Board is expected to accept that resignation within 90 days. The Board may fill a vacancy in accordance with TransCanada’s by-laws and the Canada Business Corporations Act. The policy does not apply in the event of a proxy contest with respect to the election of directors. This policy is part of TransCanada’s Corporate Governance Guidelines which are published on its website at www.transcanada.com.

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SCHEDULE “E”

CHARTER OF THE BOARD OF DIRECTORS

I.                      INTRODUCTION

A.              The Board’s primary responsibility is to foster the long-term success of the Company consistent with the Board’s responsibility to act honestly and in good faith with a view to the best interests of the Company.

B.                The Board of Directors has plenary power.  Any responsibility not delegated to management or a committee of the Board remains with the Board.  This Charter is prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.

II.                  COMPOSITION AND BOARD ORGANIZATION

A.             Nominees for directors are initially considered and recommended by the Governance Committee of the Board, approved by the entire Board and elected annually by the shareholders of the Company.

B.              The Board must be comprised of a majority of members who have been determined by the Board to be independent.  A member is independent if the member has no direct or indirect relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s independent judgment.

C.              Directors who are not members of management will meet on a regular basis to discuss matters of interest independent of any influence from management.

D.             Certain of the responsibilities of the Board referred to herein may be delegated to committees of the Board.  The responsibilities of those committees will be as set forth in their Charter, as amended from time to time.

III.              DUTIES AND RESPONSIBILITIES

A.                Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself.  Certain of the legal obligations of the Board are described in detail in Section IV.  Subject to these legal obligations and to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:

i)	planning its composition and size;

ii)	selecting its Chair;

iii)	nominating candidates for election to the Board;

iv)	determining independence of Board members;

v)	approving committees of the Board and membership of directors thereon;

vi)	determining director compensation; and

vii)	assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities.

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B.                 Management and Human Resources

The Board has the responsibility for:

i)                 the appointment and succession of the Chief Executive Officer (CEO) and monitoring CEO performance, approving CEO compensation and providing advice and counsel to the CEO in the execution of the CEO’s duties;

ii)              approving a position description for the CEO;

iii)           reviewing CEO performance at least annually, against agreed-upon written objectives;

iv)          approving decisions relating to senior management, including the:

a)	appointment and discharge of officers of the Company and members of the senior executive leadership team;

b)	compensation and benefits for members of the senior executive leadership team;

c)	acceptance of outside directorships on public companies by senior executive officers (other than not-for-profit organizations);

d)	annual corporate and business unit performance objectives utilized in determining incentive compensation or other awards to officers; and

e)

employment contracts, termination and other special arrangements with senior executive officers, or other employee groups if such action is likely to have a subsequent material[1] impact on the Company or its basic human resource and compensation policies.

v)                 taking all reasonable steps to ensure succession planning programs are in place, including programs to train and develop management;

vi)              approving certain matters relating to all employees, including:

a)	the annual salary policy/program for employees;

b)	new benefit programs or changes to existing programs that would create a change in cost to the Company in excess of $10,000,000 annually;

c)	pension fund investment guidelines and the appointment of pension fund managers; and

d)	material benefits granted to retiring employees outside of benefits received under approved pension and other benefit programs.

C.                 Strategy and Plans

The Board has the responsibility to:

i)                   participate in strategic planning sessions to ensure that management develops, and ultimately approve, major corporate strategies and objectives;

ii)                approve capital commitment and expenditure budgets and related operating plans;

iii)             approve financial and operating objectives used in determining compensation;

1 For purposes of this Charter, the term “material” includes a transaction or a series of related transactions that would, using reasonable business judgment and assumptions, have a meaningful impact on the Corporation.  The impact could be relative to the Corporation’s financial performance and liabilities as well as its reputation.

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iv)            approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Company;

v)               approve material divestitures and acquisitions; and

vi)            monitor management’s achievements in implementing major corporate strategies and objectives, in light of changing circumstances.

D.                 Financial and Corporate Issues

The Board has the responsibility to:

i)                   take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;

ii)                monitor operational and financial results;

iii)             approve annual financial statements and related Management’s Discussion and Analysis, review quarterly financial results and approve the release thereof by management;

iv)            approve the Management Proxy Circular, Annual Information Form and documents incorporated by reference therein;

v)               declare dividends;

vi)            approve financings, changes in authorized capital, issue and repurchase of shares, issue and redemption of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and trust indentures;

vii)         recommend appointment of external auditors and approve auditors’ fees;

viii)      approve banking resolutions and significant changes in banking relationships;

ix)              approve appointments, or material changes in relationships with corporate trustees;

x)                 approve contracts, leases and other arrangements or commitments that may have a material impact on the Company;

xi)              approve spending authority guidelines; and

xii)           approve the commencement or settlement of litigation that may have a material impact on the Company.

E.                   Business and Risk Management

The Board has the responsibility to:

i)                     take reasonable steps to ensure that management has identified the principal risks of the Company’s businesses and implemented appropriate strategies to manage these risks, understands the principal risks and achieves a proper balance between risks and benefits;

ii)                  review reports on capital commitments and expenditures relative to approved budgets;

iii)               review operating and financial performance relative to budgets or objectives;

iv)             receive, on a regular basis, reports from management on matters relating to, among others, ethical conduct, environmental management, employee health and safety, human rights, and related party transactions; and

v)                 assess and monitor management control systems by evaluating and assessing information provided by management and others (e.g. internal and external auditors) about the effectiveness of management control systems.

F.                   Policies and Procedures

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The Board has responsibility to:

i)	monitor compliance with all significant policies and procedures by which the Company is operated;

ii)	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards;

iii)	provide policy direction to management while respecting its responsibility for day-to-day management of the Company’s businesses; and

iv)	review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).

G.                 Compliance Reporting and Corporate Communications

The Board has the responsibility to:

i)	take all reasonable steps to ensure the Company has in place effective disclosure and communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;

ii)	approve interaction with shareholders on all items requiring shareholder response or approval;

iii)	take all reasonable steps to ensure that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;

iv)	take all reasonable steps to ensure that financial results are reported fairly and in accordance with generally accepted accounting principles;

v)	take all reasonable steps to ensure the timely reporting of any other developments that have significant and material impact on the Company; and

vi)	report annually to shareholders on the Board’s stewardship for the preceding year (the Annual Report).

IV.             GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS

A.                The Board is responsible for:

i)                    directing management to ensure legal requirements have been met and documents and records have been properly prepared, approved and maintained;

ii)                  approving changes in the By-laws and Articles of Incorporation, matters requiring shareholder approval, and agendas for shareholder meetings;

iii)               approving the Company’s legal structure, name, logo, mission statement and vision statement; and

iv)              performing such functions as it reserves to itself or which cannot, by law, be delegated to Committees of the Board or to management

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our vision TransCanada will be the leading energy infrastructure company in North America, with a strong focus on pipelines and power generation opportunities located in regions where we have or can develop significant competitive advantage. Please recycle Printed in Canada March 2010